3/24

07023873

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: MolQT.

*CURRENT ADDRESS

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04224   FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT: 5/29/07

Annual Report 2006

MOL











Content

MOL at a glance

MOL is a leading integrated oil and gas group in Central and Eastern Europe with clean EBITDA of USD 2.1bn in 2006, corresponding to 27.2% ROACE on an after tax basis. We are one of the most efficient Upstream and Downstream players in our region on a per barrel basis. We are market leaders in each of our core activities in Hungary and Slovakia.

Our main objective is to provide superior levels of shareholder return by fully exploiting our market potential, by realizing the potential for further internal efficiency improvement and by implementing a dynamic development and expansion strategy.

Our market capitalisation was USD 11.1 bn at the end of 2006. Our shares are listed on the Budapest, Luxembourg and Warsaw Stock Exchanges and the DR's are traded on the Pink Sheet in the US and London's International Order Book.

Our core activities in a snapshot:

- Exploration & Production with seventy years of experience, we put great emphasis on the continual development of our technical skills (modern recovery methods).
- Refining & Marketing operates two high complexity refineries with outstanding product yields, retail and wholesale activities supported by an extensive crude and product pipeline system.
- Petrochemical division is a leading polymer player in Central Europe, operated in full integration with our Refining & Marketing division.
- Natural gas transmission via our extensive high pressure gas pipeline remains a key focus, since we have streamlined our gas activities at the beginning of 2006.

The clean EBITDA contribution of the various segments in 2006 was: Refining & Marketing 48%, Exploration & Production 34%, Natural gas 10% and Petrochemicals 8%.

Key Exploration & Production data	**2005**	**2006**	**'06/'05 %**
Gross crude oil reserves* (m bbl)	100.8	111.3	10.4
Gross natural gas reserves** (m boe)	189.2	220.2	16.4
Total gross hydrocarbon reserves (m boe)	290.0	331.5	14.3
Average crude oil production (th. bbl/day)	55.1	53.3	(3.3)
Average natural gas production (th. boe/day)	46.0	49.3	7.2
Total hydrocarbon production (th. boe/day)	101.1	102.6	1.5
Key Refining & Marketing data	**2005**	**2006**	**'06/'05 %**
Total refinery throughput (kt)	15,054	15,110	0.4
Total crude oil product sales*** (kt)	13,961	14,307	2.5
Diesel yield (%)	42.0	44.2	5.2
Gasoline yield (%)	21.6	20.5	(5.5)
Fuel oil yield (%)	3.2	3.4	6.7
Total number of filling stations	834	772	(7.4)
Key Petrochemical data	**2005**	**2006**	**'06/'05 %**
Olefin sales (kt)	229	244	6.6
Polymer sales (kt)	1,065	1,126	5.7
Key Natural Gas data	**2005**	**2006**	**'06/'05 %**
Hungarian natural gas transmission (m cm)	17,714	17,278	(2.5)
Natural gas transit (m cm)	2,570	2,386	(7.2)

Gross proved reserves include information on MOL's proportionate share (25%) of INA, d.d. from 2006.

* Proved ** Proved including condensate *** Excluding LPG and gas products, but including feedstock transfer to Petrochemical segment

Key financial and operating data

Key financial data, IFRS (HUF bn)	2005	2006	'06/'05 %	2006 USD m
Net sales revenues	2,455.2	2,891.1	18	13,733.8
EBITDA	427.9	529.3	24	2,514.4
Operating profit	304.4	394.8	30	1,875.4
Clean operating profit*	290.2	312.6	8	1,485.0
Profit before taxation	277.2	362.4	31	1,721.5
Net income	244.9	329.5	35	1,565.2
Operating cash flow	282.2	529.5	88	2,515.3
Capital expenditures and investments	236.7	187.2	(21)	889.4
Basic EPS, HUF	2,401	3,424	43	16.3 USD
Return On Equity (ROE) %	24.9	30.5	23	-
ROACE %**	26.4	31.6	20	-
Clean ROACE* %**	29.9	27.2	(9)	-

* Excluding one-off gain of HUF 82.6bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) ** Based on NOPLAT

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* Definitions can be found on page 182. ** Excluding one-off gain on the gas transaction.

MOL is a fully privatised company with strong industrial alliances

Key steps of the privatisation 1995-2006



HUF bn
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
Turnover on BSE (HUF bn)
Share price (HUF)
May 1997
Combined offering price: HUF 2,970
Private placement 15.5%
Domestic public offernig 4.0%
6 times oversubscribed
March 1998
Combined offering price: HUF 6,100
Private placement 7.8%
Domestic public offernig 2.5%
Employee 0.9%
5 times oversubscribed
November 1995
Combined offering price: HUF 1,100
Private placement 19.9%
Domestic public offernig 3.2%
Employee 5.7%
2.5 times oversubscribed
1995
1996
1997
1998
1999
2000



We gained control over TVK in 2001.



Slovnaft

We purchased majority position in Slovnaft in 2002.


December 2006
Public offering
price: HUF 21,592
Domestic public offernig 1.7%
May 2006
Sale of 10% to MOL
price: HUF 21.760
February-March 2004
Combined offering
price: HUF 6,500
Accelerated equity offering 10.5%
Domestic public offernig 0.5%
HUF
28 000
26 000
24 000
22 000
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2001
2002
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2004
2005
2006



Joint production on ZMB field in Russia started in 2003.


INA

We purchased 25% plus one share in INA in 2003.



Letter from the Chairman and CEO and the Group CEO

Dear Shareholders,

Our performance in 2006 was very strong on all fronts. We were able to achieve outstanding results, reaching an EBITDA of USD 2.1 billion (excluding one-off gains on gas divestments), which corresponds to a 27.2% ROACE after tax. We believe that this excellent performance not only reinforces our long-term strategic decisions but also reflects our continuous efforts to deliver efficiency gains across all of our businesses.

Mixed industry environment

Over the years, we have made several investments in our businesses, which have allowed us to reap the full benefits of the strong oil price and margin environment. The strong growth in demand for motor fuel products across the region provided further impetus to our performance, with demand for diesel up by more than 15% in our home markets, Hungary and Slovakia.

Increased activity in our international upstream business

In line with our strategy, we have continued our efforts to increase international exploration and production activity in our core markets. In Russia, we acquired a 100% stake in the company which owns the exploration licence for block Surgut-7. This is in the vicinity of ZMB, our producing field, and offers significant synergy potential for any discovery. At the end of 2006, we also purchased a 100% stake in the Russian crude oil production company

BaiTex, increasing our proven and probable reserves by 67 million barrels on a SPE basis. In Pakistan, we entered the development phase at the Tal block and continued our intensive exploration and appraisal work. With the aim of expanding our activity, we also signed concession agreements on two other exploration blocks near Islamabad.

Increased sales volumes in downstream

Although somewhat less favourable than in 2005, the industry environment remained positive for our downstream business in 2006. The negative impact of lower crack spreads was off-set by higher sales, the stronger US dollar and our optimisation efforts within the value chain. The favourable product slate of our refineries with more than 70% proportion of high margin white products also contributed to our results. In our home markets of Hungary and Slovakia, gasoline sales increased by 8%, while gasoil sales were 17% higher compared to 2005. In spite the intensifying competition, we managed to stabilise our market shares in the retail business and significantly increase sales volumes, especially in Romania. In 2006, we signed a joint agreement with INA for the acquisition of 67% in Energopetrol, the dominant oil player in Bosnia.

Our investment started to pay off in Petrochemicals

Thanks to our initiative aimed at a large scale capacity increase implemented in the previous years, we were able to fully benefit from a positive change in the petrochemical environment from the second half of the year. Driven by the successful expansion of our regional sales operation network, our polymer sales reached a record volume, exceeding 1.1 million tonnes. As a new step in the consolidation between Slovnaft's and TVK's petrochemical activities, we unbundled Slovnaft's petrochemical activities. In early 2007, through an additional share purchase, our direct and indirect influence in TVK increased to 94.86%.

New opportunities in the gas business

2006 saw the sale of our natural gas storage and wholesale subsidiaries to E.ON. However, we have retained our transmission business due to potential growth opportunities. In 2006, we continued the negotiations regarding the Nabucco project aimed at transporting natural gas from the Caspian region to Europe. We established a joint venture with Gazprom to examine possible areas for cooperation, including underground gas storage facilities and extending the Blue Stream gas pipeline. Finally, we won the tender for the development of the strategic gas storage facility in Hungary, thereby re-entering the storage business as we see further business opportunities in the commercial storage of gas.

Continued favourable industry environment and dividend development

We expect the favourable industry environment to continue in 2007, with crude oil prices slightly lower, but Brent-Ural and crack spreads remaining above historical level. The regional demand, especially with regards to diesel, is expected to remain well above the European average. In line with our strategy, we will continue to examine non-organic growth opportunities in our upstream and downstream businesses. We intend to increase further the level of the dividend after the 2006 business year. Finally, we would like to thank all of our colleagues, whose hard work and dedication is of critical importance in the continuing success of our company.

Zsolt Hernádi
Chairman and CEO

György Mosonyi
Group CEO



Overview of the environment

Buoyant global economic growth, with signs of moderate slowdown

Global economic growth rebounded in 2006, continuing a period of outstanding expansion since 2004. Overall, GDP growth almost reached the record highs of 2004, but had a broader base, due to an increasing balance in its geographical composition. In the US, the recent unmatched increase has started to moderate, as interest rates rose and the housing market cooled. Meanwhile, Western Europe and Japan gained further momentum. The Chinese boom continued, fuelled by investments and external demand. Looking forward, some further deceleration is likely in the US, which may moderate growth around the globe.

Remnants of the crude demand shock fading, supply side uncertainties kept prices at record highs to August

Oil prices increased in the first part of the year, reaching record levels in August. By then, the effects of the 2004 demand shock had started to fade, and the price surge was more attributable to supply side fears. Global oil demand growth remained weak, at an annual rate of 1%.

On the supply side, the speed of recovery of crude production after the hurricanes exceeded expectations. This, and other new capacities, mainly from the Caspian region added ample additional crude supply, although technical problems and political instability caused a substantial production fall in Iran and Nigeria. Together with the slowing demand growth, this created a relative oversupply of crude oil, which was reflected in increasing crude stocks. Global spare capacity was still extremely low, and tensions with Iran and in Nigeria led to fears over a further supply fall-out. Thus, risk premiums kept prices high until early August, although market sentiment turned markedly thereafter. This was probably associated with the marked increase of non-OPEC supply to the market. By the end of 2006, higher than usual prices had persisted for 4 years. Although various bottlenecks fuelled upstream cost inflation, high prices generated a genuine investment boom. At the end of 2006 their aggregate effect was around 1 million barrels/day, comparable to the growth of demand.

Massive price response – fundamentals at work

2006 showed that oil demand does respond to the record prices: oil consumption actually decreased in all main developed regions of the world, despite buoyant economic activity. The downward adjustment was still concentrated on the non-transportation use of oil, but the increase in transportation fuels was also marginal. Moreover, the change in US consumer preferences towards more fuel efficient vehicles continued, hinting at a pronounced longer term effect of high prices. The combined effect of lower than expected demand growth and increasing non-OPEC supply led to more than 20% drop in crude prices by the end of the year, despite of the lingering political risk.

Resilience of the world economy

The global economy seems to have remained much more resilient to the high oil prices than previously expected. This is due to increased energy efficiency and the decreased share of crude oil in the global energy mix following the previous oil shocks. Still, high energy prices represent a risk in the world economy and some of the effects may have been temporarily obscured by the strength of the recent expansion.

OPEC aims to gain control again

OPEC countries' influence on the current market arguably weakened during the recent boom, as they used all their capacity to satisfy the boost in demand. As the supply-demand balance improved, with stocks rising and prices dropping, OPEC members decided to cut production by 1.2 mn bbl/day from November in order to stop prices from falling further. Although only partially implemented, this is a first step towards regaining control.

Hungary: Fiscal adjustment High fuel demand growth

In Hungary, GDP growth remained around 4%, and exports grew rapidly, outpacing imports. The fiscal deficit, however, deteriorated from an already excessive base, also contributing to a high current account deficit. Due to the poor public finance situation, the government announced plans to decrease the fiscal deficit, to be achieved through increasing tax revenues and cutting some government expenditure. Despite the high fuel prices, fuel demand grew robustly, diesel again taking the lead, although with a sizable contribution from gasoline.

Slovakia: Excellent growth continues Diesel demand accelerates

The Slovak economy expanded by a respectable pace of around 8% in 2006. Its growth is based on a sound mix of domestic consumption and external demand. It is also based on the relatively balanced public finance situation and on an acceptable level of inflation. The robust economic growth led to strong demand for motor fuels, especially in the diesel sector, which grew by some 16%, although demand for gasoline stagnated.

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Strong operation of our businesses is the key to our success

Exploration and Production

Working together with local and international partners, our Upstream business aims to realise new exploration, field development and production projects. Exploration, production and acquisition projects support the growth of hydrocarbon production, whilst modern technologies and a suitable human resources strategy have been developed to support our overall strategic objectives. Our gross proved hydrocarbon reserves amounted to 331.5 million boe (34% crude oil), while our average hydrocarbon production was at 102.6 thousand boe/day in 2006.

Highlights

- First partnerships related to Central-Eastern European exploration projects formed
- Closer ties with INA in cross border exploration and possible common field development initiatives
- Extension of Pakistani portfolio with Margala and Margala North exploration blocks
- Acquisition of a new exploration block in Western-Siberian region and an oil producing field in Volga-Ural region of Russia
- Concession agreement signed for a new exploration block in Oman
- Further technological development

Competitive advantage

We have the highest profitability per barrel in our upstream activity in Europe, a reflection of our superior operational efficiency. Our seventy years of experience in exploration and production in Hungary and fifteen years in international exploration, field development and production activity, are testament to our ability to operate projects, both independently and with international partners. We place great emphasis on the continual development of our technical skills and use modern recovery methods including enhanced oil recovery and horizontal drilling.

Key developments in 2006

New partnerships in the Central-Eastern European region

With the aim of geographical expansion and to boost domestic exploration activity, in 2006 we signed a joint operation agreement with INA relating to exploration of the Zaláta-Podravska-Zlatina area near the Hungarian-Croatian border. Within the frame of this agreement, Zaláta-1 well has been drilled. In addition, we have established a partnership with Hungarian Horizon Energy Ltd and as a result of this cooperation, the Okány-1 exploration drilling has been completed.

Successful domestic exploration

In 2006, we enjoyed remarkable success in our domestic exploration. Five of the six domestic exploration wells were successful. Gomba-4 and Gomba-5 were completed for oil production, while Beru-1 and Léta-1 wells had good results for gas production. The above mentioned Okány-1 exploration well (jointly operated with Hungarian Horizon Energy) was also successful.

New producing field in Volga-Ural area

At the end of 2006 we acquired a 100% stake in BaiTex LLC, which owns the license to the subsoil under the Baituganskoye oil producing field located in the Volga-Ural region of Russia. According to the reserve audit as of December 31, 2005, the field had 66.7 million barrels of proven and probable reserves according to SPE. Current production amounts to 1800 bbl/day. MOL plans to spend USD 200-250 million on field development, which may increase daily production up to approximately 14,000 barrels after 2010.

New exploration block in Western Siberia

In 2006, we acquired a 100% stake in NWOG-MOL, which owns the exploration license of the Surgut-7 block in Western-Siberia. The block is located approximately 10 km from the ZMB oil field, which provides significant potential synergies in case of a discovery. The exploration period is 4 years, which may be followed by a production period of 18 years. The program requirement includes a 300 km 2D seismic acquisition and the drilling of one exploration well.

Expanding presence in Pakistan

By the end of 2006, we obtained approval for a development & production lease of over 376 km² within the TAL block area. Based on this, we entered the development phase in parallel to the continuation of intensive exploration and appraisal work. The Manzalai field will be developed in several stages. As a first step, capacity of 7 million m³ per day is planned to be reached in 2009. Consequently, we signed Petroleum Concession Agreements on two exploration blocks. Margala and Margala North Blocks are situated in the eastern part of the productive Potwar Basin of northern Pakistan, in the vicinity of Islamabad. The planned work programmes for the two blocks are similar and include a 200 km 2D seismic acquisition with the opportunity of drilling an optional exploration well in the third year.

New target country - Oman

In 2006, we signed an exploration and production sharing agreement regarding block 43B with the Omani Ministry of Oil and Gas. The block is located onshore in the North East of Oman. The 15,232 square kilometre block has possible depths of gas and



Focused Upstream portfolio


EGY
ANG
NAM
MOL
INA

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condensate prone target reservoirs at depths between 2000 and 4000 metres. We plan a 300 km 2D seismic line acquisition, as well as processing. Following completion of the G&G studies and the seismic interpretations, depending on the results, we have the option to drill one optional exploratory well.

Geothermal energy exploration

We have formed a consortium with Enex (Iceland) and GreenRock (Australia) with the aim of establishing the first geothermal power plant in the Central-Eastern European region. We will be responsible for the operation of the plant and have identified two prospective existing wells in the South-Western part of Hungary where thermal water production and reinjection tests have been initiated.

Strategic UGS

An attractive opportunity to manage our domestic asset base is the development of gas storage facilities. We have won a tender to implement a strategic gas storage facility and are in negotiations with various companies for the development of commercial gas storage facilities.

Further technological development

Traditionally, our performance in IOR applications has been outstanding, which is a trend that continued in 2006. This year we completed the 100th horizontal well in Hungary. In addition, we introduced a new, modern sand control technique and a reservoir-friendly, non-damaging well completion fluid technology for completing the underground gas storage wells of the Hajdúszoboszló field. We also achieved excellent drilling performance by international standards at our RIG 3 drilling site.

Outlook

In 2007, our goal is to continue to form suitable partnerships in exploration and production operations. We will also seek opportunities to enter into further exploration projects as well as to strengthen our positions in our core areas: CIS countries including Russia, Middle-East and North Africa. Our aim for 2007 is to enhance our presence in our core regions.



Refining and Marketing

We operate two high complexity refineries, Duna (Nelson's complexity of 10.6) and Bratislava (Nelson's complexity of 11.5) with a total nameplate capacity of 14.2 mtpa. Our downstream activity is fully integrated from crude supply to refining, logistics, commercial sales and retail of refined products. Our principal aim is to develop a competitive refinery pool and product slate with an optimised supply chain management to meet the growing demand for high quality products and services. Our focus is on maintaining quality leadership and leveraging it in new growth markets, as well as on the improvement of operational efficiency through selective expansion of the domestic and regional retail network and customer loyalty.



Highlights

- Capitalised on opportunities arising from the healthy business environment
- Strengthening of market position in the region and increasing profitability
- Greater increase in sales volumes compared to growth in market demand
- Successful response to the challenges in the retail market
- Continued leadership in the implementation of the biofuel program and research into second generation biofuels

Competitive advantage

Our high complexity refineries produce a product slate with a high proportion of top quality and high margin motor fuel products. These refineries are supported by extensive crude and product pipeline logistics and an efficient depot network, which enables us to deliver products to consumers across our markets at a competitive cost. As a result, our refinery margin is among the highest in the region. In addition, our supply chain management driven operations ensure maximum flexibility allowing us to react quickly to market changes.

Key developments in 2006

Benefiting from the industry environment

Thanks to our efforts in continuously developing our refineries, we were able to benefit from the slightly weaker, but still favourable business environment by producing high value-added refinery products, whilst using lower-quality crude oil.

Increased sales volumes

Continuing "dieselisation" is a combined effect of dynamic growth in transportation activity as well as a gradual shift towards diesel-engine operated cars. Capitalising on this trend, in Hungary and Slovakia, we increased gasoil sales by 17% while our gasoline sales were 8% higher compared to 2005.

Strengthened positions in end-user market

As result of proactive market research aimed at identifying and successfully meeting customer needs, we increased our share in the end-user market. Using efficient and tailored marketing tools, our sales staff made a significant contribution to the increase in profitability levels, resulting in an overall improvement in our market competitiveness.







Sale of gasoline, gas and heating oil (kt)



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Intense competition in the retail business

In our core markets, the threat of increasing competition and aggressive expansion of the hypermarket petrol station network put significant pressure on our margins. To defend our volumes, we introduced competitive main grade micro-market pricing, which enabled us to increase our sales volumes and stabilize our market shares in our core markets.. We were also able to substantially reduce our unit costs, improve our return per assets and double our retail EBIT.

Development of the biofuel program

In 2006, we successfully continued our Biofuel Program, which – in compliance with the EU directive – aims to provide biocomponent content for motor fuels, as defined by the national targets in our domestic and key export markets. To secure the necessary quantity of the biodiesel component, we launched an international supply tender. As a result joint ventures were established with the aim of building and operating a biodiesel plant with a capacity of 150 kilotonnes per year in Komárom and with a capacity of 100 kilotonnes per year in Slovakia. By the beginning of 2008, we will be ready to produce diesel with 4.4 % biocomponent content. We started providing biocontent in gasoline, by blending ETBE, in mid 2005. In co-operation with partners, including the Pannon University of Veszprém, we launched a research and development program for "second generation" biodiesel production, using a wide range of cheap feedstock, such as agricultural, industrial and forestry waste.

Outlook

Dynamic growth in diesel demand, at levels slightly below the two-digit growth rate experienced in the domestic market in 2006, is expected to prevail in 2007. In order to meet the rising demand across our regional markets, mainly for diesel, we plan to increase production capability at the Duna Refinery by reconstructing some of its main units. In addition, to continue "dieselisation" and improve production flexibility, we intend to further increase the diesel yield of our refineries.

In the retail business, our integrated regional operations will allow us to offer a wider range of services to our customers, including loyalty programs and card acceptance, throughout the region. We will continue to seek regional organic and inorganic growth opportunities. In particular, we plan to expand our Serbian retail network further and start running the Bosnian Energopetrol retail network jointly with our Croatian partner, INA.





Petrochemicals

MOL Group's Petrochemicals business supplies polymers to European plastic processing companies. Our products are present in more than 40 countries. The production facilities are located in Tiszaújváros (TVK Plc. units) and Bratislava (Slovnaft Petrochemicals, SPC s.r.o. units) and are operated in an integrated manner jointly optimised with refining.

Our focus is on increasing profitability in existing markets and developing our operations in new target markets. Our aim is to maximise the return on investments made in the past years, leveraging our established position in domestic and CEE markets and our strengthening traditional niche market position in Western European markets, while developing our presence in the strategic eastern growth markets. We continue to improve our pricing position through product portfolio optimisation and an increasing focus on targeted customer segments. We also aim to further improve our product portfolio through product customisation and product application development. We remain committed to maintaining our competitive cost position through continuing improvements in efficiency.

Highlights

- EBIT up more than 20% on the previous year
- Polymer production and sales volume surpassed 1.1 million tonnes in 2006
- Successful exploitation of the favourable external environment in the second half of the year
- Spin-off of Slovnaft's petrochemicals activities, forming Slovnaft Petrohemicals, s.r.o. (SPC)
- Establishment of a subsidiary in Ukraine to facilitate polymer sales
- Successful outsourcing of internal polymer logistics activities at TVK
- General overhaul carried out at several plants

Competitive advantage

With the completion of our major capacity increase, we became one of the largest polymer players in Central and Eastern Europe. We have a high quality asset base with a competitive product slate. Close integration with refining guarantees the security of feedstock supply while providing significant operational benefits for both Downstream and Petrochemicals businesses, leading to an improved group performance. Our geographical location also gives us a competitive advantage, offering convenient transportation to the high growth polymer markets to the East.

Key developments in 2006

Superior financial results

2006 was an outstanding year for the Petrochemical business, with EBIT increasing by 20% compared to 2005. Despite the high feedstock and energy prices and volatile polymer prices we were able to further expand our activities. In 2006, we sold more than 1.1 million tonnes of polymers, its highest ever volume, showing the success of the expansion of our regional sales operation network.

Polymer sales in domestic markets were further increased, and we also achieved a significant increase in sales volume of our new PP and HDPE grades in our strategic markets.

Helped by the more reliable operation of the new production facilities, polymer production



rose by 4% compared to the previous year, matching the increasing regional demand.
Our profitability is comparable to that of West European petrochemical companies and better compared our Central European peers.

Investments start to show results

The investments made in the last few years have now started to pay off both in volume and profitability terms. More economic and competitive capacity has led to customer needs being met in a more effective and flexible way. All of this adds up to further potential for profit improvement.

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Synergies from integrated operation

The integrated operation of the legally separate petrochemicals companies within the MOL Group supported the achievement of excellent business results. Synergies were realized through feedstock optimization, more efficient production planning and scheduling, and product portfolio and inventory optimization.

Spin-off of Slovnaft's petrochemicals activities

As an integrated part of the MOL Group Petrochemicals Division, the former petrochemicals business unit of Slovnaft started its legally separated operation as Slovnaft Petrochemicals, SPC s.r.o. on 1st of July, 2006. The new company is fully owned by Slovnaft and its main activity is the production and sale of olefin and polymer products. This step supports the business consolidation of Slovnaft's and TVK's petrochemicals activities, with the divisional operations becoming more transparent from both a legal and accounting point of view.

Strengthening of our presence in strategic growth markets

We started the year with the foundation of a new foreign trading subsidiary in Ukraine. The aim of establishing the company in Kiev is to strengthen our presence in the strategically important Ukrainian market. Thanks to the new trading office, customer contact will improve considerably and we will be able to provide our partners with more effective technical support.

Record volume of polymers produced

Planned general overhauls at certain units of TVK and SPC were successfully completed in the second half of the year. Besides ensuring proper production operations at the sites, the good performance of the new units allowed us to produce a record volume of polymers, more than 1.1 million tonnes of LDPE, HDPE and PP.

Core business is in focus

In line with our strategy of focusing on the core business, we outsourced the internal polymer logistics activities and railway operations of TVK in October. Deliveries were unaffected by the handover period, with a smooth service maintained.

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Olefins

Outlook

We are cautiously optimistic for petrochemical margins to be favourable in 2007. We will start preparations for the modernisation and further development of the LDPE production facilities at the Bratislava site. The anticipated long-term outcome of this process can be the development of the Bratislava LDPE units to meet regional demand at a higher technological level and with a modern product slate. We will continue to focus on maintaining our competitive position, outsourcing non-core activities and exploiting further synergies from our integrated operation.



Natural Gas

In line with our strategy, we have continued to streamline our natural gas business with the sale of a 100% stake both in MOL Natural Gas Storage Plc. and MOL Natural Gas Supply Plc. to E.ON on March 31st 2006. As a result, gas transmission now represents the principal activity of this business segment. Meanwhile, we have re-entered the gas storage business and continue to evaluate development opportunities in the sector.

At present, MOL remains the only company in Hungary with a licence to carry out natural gas transmission and system operation activities, which both take place in a regulated market environment. The majority of the transmission activity serves the domestic consumers, while the unregulated regional transit comprises the smaller part of our activity. We currently deliver natural gas to our Serbian and Bosnian partners and continually seek expansion opportunities in the transit markets. The aim of this business is to secure access to the transmission system and the balance of the supply system. Concurrently, an environment-friendly operation of the transmission system remain paramount.

Highlights

- Continuous gas supply throughout the extremely cold month of January in 2006
- Winner of the tender for the development of the strategic gas storage facility in Hungary
- Joint venture with Gazprom to examine possible areas of cooperation
- We continued the negotiations on the Nabucco project



Competitive advantage

We have an extensive, appr. 5,500 km-long high pressure gas pipeline system in Hungary. As a result, our regulated domestic gas supply business provides stable cash flow for the group. Given our unique geographical location, we are able to capitalise on expansion opportunities in the growing regional gas transit business. In addition, several of our depleted gas fields in Hungary can be converted into storage, potentially providing further revenues for the group. Finally, the Hungarian natural gas transmission system is among the top five of the 15 European transmission systems in terms of pipeline integrity according to an independent industry evaluation company.

Key developments in 2006

Development of the strategic gas storage

We have won the tender to build strategic natural gas storage of 1.2 bn m^3 in Hungary. The planned gas storage facility will be developed from a producing gas field, called Szőreg-1. We estimate that the necessary capital expenditure will be HUF 150 bn, including the HUF 65 bn purchase price of the field which will be sold to MSZKSZ (Hungarian Association of Hydrocarbon Storage). The development is expected to be completed by 2010. As a result of this transaction, we are again an active participant in the gas storage business.

MOL-Gazprom cooperation

In 2006, we established a joint venture with Gazprom with the aim of examining possible areas for cooperation, including the diversification of the Russian natural gas export routes by extending the Blue Stream gas pipeline towards Central and South-Eastern Europe; the establishment of underground gas storage facilities at depleted Hungarian gas fields and establishing a commercial hub in Hungary for common storage capacities. We will evaluate the first phase of the project in 2007.

New strategic opportunities – Nabucco project

In addition to underground gas storage, another method of achieving security of energy supply is the diversification of import sources, which can only be realised competitively through international cooperation. In line with this, MOL is taking part in the Nabucco project, aimed at transporting natural gas from the Caspian region to Europe, in cooperation with OMV, Transgaz, Bulgargaz and Botas. The project, which is also supported by the European Union, is aimed at building a 3,300 km long pipeline by the beginning of the next decade, with an initial transmission capacity of 8 bcm per annum, extended to 31 bcm per annum in the future.

Outlook

The new natural gas market model, due to be introduced later in 2007, is expected to extend market liberalisation to all consumer segments. Barriers imposed on utility companies are expected to be eliminated. Our intention is to use the opportunities arising from increasing competition to become a more active participant in the trade market.

The increasing transit transportation demand calls for an increase in cross-border capacities. In particular, an increase in import capacities as well as the interconnection of the Hungarian transmission network with the transmission systems of the surrounding countries are under consideration.

Gas transit revenue (mn HUF)



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INA

Our strategic partner INA

MOL currently owns 25% plus one share of the share capital of INA. d.d., the national oil and gas company of Croatia, which was purchased in November 2003. INA produced 4.9 million tonnes of refined products in 2006 and operates more than 450 retail stations in the region. In 2006, INA produced more than 58.2 million boe/day of hydrocarbon and closed the year with proven reserves exceeding 261 million boe. In partnership with MOL, INA has a strong position in the fast growing South-Eastern European oil product market.

Privatisation process of INA

In 2006, INA's privatization process continued according to Croatian Privatization Law. A total of 17% of the company's shares were sold through an initial public offering on the Zagreb and London stock exchanges. Following the transaction, the Government of Croatia remains the majority owner of INA with 52%. In addition to MOL's 25% stake, 7% of the shares are owned by the War Veterans Fund.

Based on the agreement concluded with the Government of Croatia, MOL is entitled to nominate two members of the seven-member Management Board of INA, including the Chief Financial Officer and the Corporate Services Director. In addition, MOL nominates two members out of the seven-member Supervisory Board.

Development program of INA refineries

MOL provides INA with corporate know-how, drawing from the lessons learned from its own development, helping the company prepare for the forthcoming industry challenges. In line with this, MOL supports the modernization program of INA's refineries. Thanks to this program, INA's petroleum products will comply with the EU quality standards as of 2009. The project, with a total value of USD 1-1.1 billion, will be executed in several phases. Following the basic engineering, the first phase of the project began in 2005 by signing contracts related to the sulphur recovery unit at the Sisak Refinery.

Supply Chain Management system at INA

In 2004, INA introduced the concept and the system of Supply Chain Management, with MOL's support. The benefits resulting from this development were first seen in 2005, through improved cost control for the whole supply chain, from crude purchasing to sales of products, and improved customer relations. INA and MOL aim to further improve and harmonize these activities to enhance operational efficiency in refining and wholesale, to maintain lower stock levels, and prepare harmonized turnarounds and maintenance plans.

Energopetrol partnership

As part of the consolidated marketing strategy for the South Eastern European region, INA and MOL jointly won the tender to become the 67% owner of Energopetrol d.d. Sarajevo, the leading petroleum wholesaler and retailer in the Federation of Bosnia and Herzegovina. Energopetrol owns and operates 65 filling stations in Bosnia and Herzegovina.

Other areas of cooperation

In addition to the long-standing co-operation in cross-border field operations along the Hungarian-Croatian border, we are jointly evaluating certain opportunities in the international upstream business with the aim of sharing risk and combining financial and human resources. Furthermore, MOL provides INA with assistance with the implementation of an integrated SAP-based Enterprise Management System, the first phase of which was completed in 2006. The changes initiated in business processes, such as the newly launched cost cutting project and the introduction of an integrated procurement system at INA have all contributed to improved operational efficiencies.

Outlook

In 2007, we aim to continue the implementation of the Enterprise Management System. At the same time, we will continue the development program of the INA refineries. The further development of our relationship will enable us to more effectively address the forthcoming challenges in the region, as well as to exploit synergies with the aim of increasing efficiency at both businesses.

Ownership structure of INA (31 December 2006)


12.5%
3.7%
7.0%
51.8%
25.0%
Government of Republic of Croatia
MOL
War veterans
Zagrabacka banka d,d/ Citibank N,A,
Free float



Corporate values

For MOL Group, 2006 was an outstanding year in terms of our Sustainable Development activities; we put great emphasis on environmental, social and economic issues. Our aim is to become a company with an exemplary record in every field of our operations and for our stakeholders to value us not only for the quality of the products and services we offer but also for the principles that are central to our operations.

The complex concept of Sustainable Development (SD), that aims to ensure a better quality of life for present and future generations, is constantly developing and nowadays extends to all areas of social and economic life and environmental protection. Our goal is to establish a systematic approach within the company which transcends local issues to result in thinking and action on an international scale serving efficient and sustainable corporate operations. In order to achieve this objective, we aim to integrate the three pillars of Sustainable Development – social, environmental and economic – in equal measure into our corporate strategy and all operational activities.

New MOL Group-level Management System for Sustainable Development
MOL strives to adopt and keep in step with international best practices and requirements as regards is sustainability program and it has the strategic objective of operating a system, that supports sustainable company management within the company for the long term. For this reason, MOL Group Senior Management approved the establishment of a Sustainable Development Management System (SDMS) in June 2006, providing it with clear aims and processes as well as accountability and the responsibility for executing specific tasks with the right tools.

The internal Governance structure of SDMS
The highest-level SDMS decision-making body is the Board of Directors' Sustainable Development Committee. This ensures the highest commitment to and representation of Sustainable Development issues in MOL Group relations, both internal and external. The implementation of SDMS objectives is carried out by the Sustainable Development Working Team, which is made up of representatives of MOL Business and Functional Units, thus ensuring the integration of Sustainability into day-to-day operations and the development of a new way of thinking throughout the company.

Our Social Investments

MOL Group is one of the most significant donor in our region. We support young talents, the environment protection, outstanding performance in culture and sport as well as different health development programs. Our commitment was acknowledged by the award „TOP Corporate Philanthropist 2006" received from Hungarian Donors' Forum. We donated various organisations a total of HUF 460 million.

In 2006, the **New Europe Foundation** put a special emphasis on young talent and child health programmes. Under the slogan "May I help you?" two programmes were established, the Talent Support and Child Healing programmes. Thanks to these two programmes, 89 talented young sportsmen and women and 34 young artists received donations in 2006 and, 29 paediatric organisations offering support to chronically ill children were granted significant funds. The overwhelming number of applications demonstrates the success of the programmes in Hungary in 2006, and similar support programmes are already in preparation for other countries in the region where MOL Group is present, primarily in Romania.

We expanded another major initiative last year to enrich communities with larger and more beautiful green areas through a regional environmental programme, called **Green Belt**. Its aim is to contribute to the creation and redevelopment of local green areas in cooperation with the regional environmental protection organisations and local communities. Under the programme, from approximately 200 applications, 33 were granted financial support last year. To honour the most successful applicants, MOL has founded the MOL Green Belt Award last year, which is handed over to the local community which succeeded in creating the most beautiful and environmentally friendly green area in the most efficient way.

Health, safety and environmental protection

Key performance indicators

MOL Group has set very ambitious Strategic HSE goals for 2006-2010 in line with the new Group Strategy. This includes Lost Time Injury Frequency (LTIF) being in the first quartile compared to the peer group, or at least 1.0 ratio by 2008.
In 2006 the number of Lost Time Injuries was 58, which equates to a Lost Time Injury Frequency for MOL Group of 2.2. This was accompanied by 105 non-LTI cases (less severe incidents), and 19 fire cases on our sites. Due to the extension of the reporting system in 2006 to include our financially consolidated subsidiaries, both figures represent an increase compared to the previous year.
In 2006 no MOL employees suffered any fatal work related injuries. However, we regret to report that one of our contractors suffered


MOL

a severe electric shock during construction work, resulting in his death.

External environmental liability assessment

By 2015, MOL Group is committed to decreasing the amount of known environmental provision-based liabilities from the 2004 year-end baseline by 90%. According to our policy to ensure transparency, we employed ERM Hungária Ltd, an independent consultant to verify the environmental liabilities of the Group in 2006.

Greenhouse gas emissions

Following the 2005 introduction of the Emission Trading Scheme (ETS) for greenhouse gas emission-allowance trading, a greenhouse gas emission management strategy was developed and approved by MOL Group top management. The strategy set out clear tasks and responsibilities, with the ultimate goal of achieving cost-efficient compliance with emission trading regulations by using technological advancement to decrease CO_2 emissions as well as increasing energy efficiency and seeking potential Joint Implementation projects.

Safe workplaces project

In 2006 MOL Group has signed a contract with DuPont Safety Resources for the extension of the Safe Workplaces Project with a dedicated section for Process Safety Management (PSM) in line with our aim to implement a structured PSM throughout the company.

Take a STEP for your health

The Workplace Health Promotion Program (STEP), which was approved as the part of New Europe Program was launched in third quarter of 2006. Aiming to improve the state of health of MOL Group employees, individual health plan are compiled and health screenings are provided for them in the first year of the 5-year program.

Human values

Career Management

Growth and continuous efficiency improvement can only be achieved with trained, committed and performance-orientated staff. Therefore we have been continuously developing our HR systems to put a focus on employees' knowledge, skills and performance.

In 2005, we began a formal assessment of the group's talent base, to enable us to identify and nurture talent internally to fulfil a variety of leadership and expert positions across all levels and divisions. Several structured talent programs are in place with the aim of developing the participants' business and leadership skills and preparing an internal talent pool for supporting the Group's Growth Strategy. These include the New Graduate Program, Divisional Talent Programs and Managerial / Leadership Talent Program, all of which were launched in 2006 and 2007.

Compensation based on harmonized job grading system

In 2006 we continued the programme of harmonizing our job grading and compensation system throughout the MOL Group. Started in 2005, it aims to create a single, logical, transparent and consistent system.

Strategic recruitment

To support the Corporate Strategy of growth and internationalisation, recruitment activity has been revitalized. The new Strategic Human Resourcing programme covers the whole supply chain of potential workforce including secondary schools, universities, student organisations and the international labour market. In addition to attracting future colleagues, we focus on long term and value creating relationships for knowledge transfer, joint innovation and research projects. The New Graduate Program covers their introduction, development and career management phases of employment. We use many innovative ways to select the best




Christopher Glover


MOL GROUP



people, including an essay writing contest where new graduates are invited to submit a piece on the subject "Imagine being MOL CEO".

Employee engagement survey

During 2006 we conducted a group-wide Employee Survey involving all 13 500 employees at our largest 18 companies in 6 countries. The purpose was to identify and analyse the level of engagement of MOL Group employees and to identify those factors that hinder or improve both this and their performance.

The survey revealed that overall employee engagement is good and we have even made a small improvement since our last measurement in 2004. However, we have identified units, employee groups and action areas where improvements still need to be made. At our annual large group senior management seminar we discussed the conclusions and set the necessary actions for improvement. One important conclusion was that the management has a key role in motivating the staff and encouraging them to put the maximum effort into their job. For 2007 the revitalization and mobilization of the staff will be one of our key priorities.

To strengthen employee commitment, we have been developing continuous, consistent and proactive communication with our employees. This initiative is in line with one of our main HR values which is essential to maintaining effective employee relations.





Our strong financial results and balance sheet support our growth strategy

Management discussion and analysis

Financial highlights

In 2006, operating profit increased by HUF 90.4 bn, to HUF 394.8 bn. Operating profit excluding the one-off gain of HUF 82.6 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) grew by 8%, from HUF 290.2 bn in 2005 to HUF 312.6 bn in 2006. Previous years' investments put us in a good position to benefit from the favourable industry environment, while efficiency improvements in all businesses also supported EBIT growth. Net profit attributable to equity holders of the parent grew by HUF 84.6 bn to HUF 329.5 bn in 2006, reflecting the strong operating performance of our key businesses, and the gas transaction gain.

- Exploration & Production operating profit increased by HUF 15.0 bn to HUF 120.4 bn in 2006, due to a 2% increase in average daily hydrocarbon production, higher crude oil prices and a stronger USD against the HUF.
- Refining & Marketing contributed an operating profit of HUF 169.0 bn, down by 4% compared to 2005. Higher sales volumes, stronger USD and efficiency improvements partially compensated the weakening crack-spreads in 2006.
- Natural Gas operating profit increased by HUF 59.2 bn to HUF 109.6 bn in 2006, due to a combined result of gas transaction gain, the lack of profit from subsidiaries sold in this transaction and the improvement in the result achieved in transmission. Gas Transmission operating profit grew by HUF 2.3 bn to HUF 29.6 bn in 2006, mainly due to higher transmission tariffs and the excess capacity fee.
- In 2006, the Petrochemical segment's operating profit increased to HUF 23.3 bn against HUF 19.1 bn in 2005 thanks to previous years' investments and efficiency improvements, which allowed us to benefit from the improving integrated petrochemical margin.
- In 2006 MOL started a new efficiency improvement program with a target of USD 285 million. Compared to the planned 63%, MOL reached 79% of its efficiency improvement target by the end of 2006, mainly due to the outperformance of Refining and Marketing and Corporate segments. Group closing headcount decreased by 5.5% year-on-year, from 14,660 to 13,861.
- Capital expenditure and investments were HUF 187.2 bn in 2006, compared to HUF 236.7 bn in 2005. Capital expenditure in 2005 included the Shell Romania acquisition and the cushion gas transaction, while 2006 saw the acquisition of the 100% stake in a Russian upstream company (BaiTex). Net cash at the end of December 2006 was HUF 187.8 bn, while net cash to the sum of net debt and total equity was 17.3%.
- Operating cash flow before changes in working capital grew by 14% to HUF 452.1 bn. Including working capital changes and corporate tax paid, operating cash flow increased by 88% to HUF 529.5 bn.

Overview of the business environment

International, regional and domestic economic trends significantly influenced MOL's operational and financial performance in 2006. During the year, the average Brent price increased significantly, by 19.4% in USD terms to 65.1 USD/bbl. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 61.4 USD/bbl, up by 20.6% compared to 2005 (50.9 USD/bbl). Average FOB Rotterdam gasoline and gas oil prices increased by 16% and 12%, respectively. Average USD denominated crack spreads of FOB Rotterdam gasoline increased by 4.0%, while the gas oil crack spread decreased by 10.8% compared to 2005.

The consolidation of the oil and gas industry in our region continued. MOL also examined several acquisition opportunities. Maintaining the 15% ROACE target is considered as the top priority among our strategic goals. Therefore, even at the time of record cash flows and strong balance sheet, we maintained our disciplined approach to capital investments, especially as the stock market favours only the value enhancing deals. The share price of some of our regional peers underperformed, as a consequence of the perceived value destructive nature of their latest planned or completed acquisitions.

Average consumer-price inflation in Hungary was 3.9% in 2006, compared to 3.6% in 2005. In Slovakia, average consumer-price inflation worsened, was amounting to 4.5% against 2.7% in 2005. The Hungarian Forint weakened against the US Dollar: the average exchange rate in 2006 was 1 USD = 210.5 HUF (1 USD = 199.7 HUF in 2005). The Forint also weakened (6.5%) against the Euro in 2006. During the year, the Slovak Crown strengthened further by 3.6% against the EUR continuing the 2005 trend. The rate of Hungarian GDP growth in 2006 was 3.9%, compared to 4.2% in 2005, while GDP growth in Slovakia was 8.3% in 2006 (6.0% in 2005). Across our region, demand for motor gasoline was close to the previous year's level, while demand for motor gas oil increased by 6% in 2006.

With regards to the Hungarian natural gas transmission tariff, the asset proportional profit enforceable on the regulated activity decreased to 6.9% in January 2006 from the previous 8.5%. However, there was an increase in the acknowledged asset base and its higher depreciation has been acknowledged as well. MEH (Hungarian Energy Office) issued odourization tariffs for the period of July 1st 2006 to June 30th 2007. During the tariff change of July 2006 the capacity fees decreased minimally. Turnover fee increased by 6.5%, compensating the increase in gas cost due to gas price and the increase in pressure increase fee.

The Company pays a mining royalty to the Hungarian State on the crude oil and natural gas produced in Hungary at a basic rate of 12.6%. Pursuant to the Gas Supply Act (GSA) adopted in 2003 and the related by-laws, the rate of the mining royalty payable on gas produced from fields put into production before 1998 increased, in line with a formula set by the law, from 64% in 2005 to 75% in 2006, due to an increase in the import price. The Exploration and Production segment paid a HUF 90.0 bn supplementary royalty in 2006. The rate of the mining royalty on this gas, assuming a lower increase in gas prices than the increase in the acknowledged cost, will gradually decrease as per the predetermined formula until it reaches close to 12%, modified from 2006 with a multiplier of 1.02-1.05 as per the agreement signed between MOL and the Minister of Economy and Transport. This bilateral agreement determines the royalty payable by MOL on Hungarian hydrocarbon production from the existing fields until 2020.

Key financial data by business segments (in HUF million)

NET SALES REVENUES	2006	2005
Exploration and Production	389,611	289,497
Refining and Marketing	2,331,254	1,767,374
Natural Gas	368,195	661,761
Petrochemicals	451,248	355,697
Corporate and other	103,034	97,258
TOTAL	**3,643,342**	**3,171,587**

NET EXTERNAL SALES REVENUES[1]	2006	2005
Exploration and Production	162,350	30,650
Refining and Marketing	2,006,863	1,499,912
Natural Gas	359,934	641,331
Petrochemicals	355,856	275,961
Corporate and other	6,058	7,310
TOTAL	**2,891,061**	**2,455,164**

OPERATING PROFIT[2]	2006	2005
Exploration and Production	120,440	105,374
Refining and Marketing	169,028	176,987
Natural Gas	109,620	50,415
Petrochemicals	23,285	19,114
Corporate and other	(45,090)	(41,788)
Inter-segment transfers	17,530	(5,666)
TOTAL	**394,813**	**304,436**

[1] Net external sales revenues include only sales to third parties outside the Group.

[2] The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The subsidiaries of Corporate segment provides maintenance, insurance and other services to the business segments. The internal transfer prices are based on prevailing market prices, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

Sales, operating expenses and operating profit

In 2006, Group net sales revenues increased by 18% to HUF 2,891.1 bn, primarily reflecting increased average selling prices and sales volumes of refining products. Other operating income in 2006 reflects the one-time gain of HUF 82.6 bn realized on the disposal of the gas business.

The value of raw materials and consumables used increased by 16%, slightly below the growth rate of sales. Within this, raw material costs increased by 30%, primarily as a result of the sharp increase in crude oil import prices and the increased quantity of import crude oil processed. Cost of goods sold decreased by 6%, as the comparative period contained the full contribution of the disposed gas business, and as a result of higher prices of import crude oil and oil products sold during the period. The value of material-type services used increased by 13% to HUF 125.3 bn.

Other operating expenses increased by 28% to HUF 278.4 bn, mainly due to a HUF 57.0 bn increase in the royalty payment.

Personnel expenses for the period increased by 2%, including an average salary increase of 5%. In addition, the comparative period includes a HUF 2.2 bn one-time severance payment redemption cost. MOL Group closing headcount decreased by 5.5%.

Of production costs incurred in the period, HUF 13.3 bn is attributable to the decrease in the level of finished goods inventory and work in progress, as opposed to the increase of HUF 55.7 bn in 2005.

The work performed by the enterprise and capitalised increased by 2%, amounting to HUF 25.4 bn and HUF 25.0 bn in 2006 and 2005, respectively, mainly due to the continuous high level of exploration activity.

Exploration and Production overview

The Exploration and Production segment's operating profit was HUF 120.4 bn, 14% higher compared to 2005. The main drivers of the profit improvement were the rising oil prices (Brent oil price rose by an average 19% year-on-year), favourable exchange rate development (USD gained 5% against HUF), a 7% growth in Hungarian gas production volumes and further efficiency improvements.

Segmental operating revenues increased by HUF 98.1 bn, mainly due to an increase in sales prices. Hungarian crude oil transfer prices (average) increased by 27% and Hungarian natural gas transfer and sales prices (average) increased by 41% compared to 2005.

Operating expenditures were HUF 83.0 bn higher year-on-year in 2006, mainly due to various price-linked taxes (the extra mining royalty on Hungarian natural gas production, Russian export duty). Of the total amount of the Group royalty increase (HUF 57 bn), the royalty paid by MOL Nyrt., related to the Hungarian production increased by HUF 52.6 bn to HUF 124.4 bn in 2006 compared to HUF 71.8 bn in 2005. The supplementary gas royalty within this amount was HUF 90.0 bn in 2006, HUF 39.6 bn higher than in 2005.

The Group has performed an impairment test on upstream assets and recorded a subsequent impairment of HUF 7.3 bn on certain suspended and depleted fields in 2006. At the same time, impairment of HUF 0.6 bn recorded in 2005 was reversed.

MOL Group's unit cost of hydrocarbon production decreased to 3.2 USD/boe in 2006, from the 3.4 USD/boe in 2005. The main cause of the decrease in the unit cost was the weakening of HUF against USD.

Production

In 2006, the average daily net Hungarian oil and natural gas production was 75.7 th boe, compared to 73.3 th boe in 2005. We applied the Enhanced Oil Recovery (EOR) method at 7 fields, representing 16.8% of total Hungarian crude oil production (0.1 Mt).

Gross Hungarian crude oil production (without condensate) fell by 3.1% to 0.9 Mt in 2006, compared to the previous year. Hungarian natural gas production (net dry) was 3.0 bn m^3 in 2006, up 6.5% year-on-year: the effects of the drop in reservoir pressure caused by the exploitation and the increase in water production of the fields were compensated by the production from the Hosszúpályi gas-field and from the Szőreg-1 gas cap reservoir (from Q4 2005).

Joint production with our partner, Russneft, at the ZMB field continued in 2006. MOL's share of the crude oil production of the field reached 1.3 Mt (26,047 bbl/day), a 4.5% decrease compared to the previous year.

On 28 December 2006, MOL acquired 100% stake in BaiTex LLC, which owns the license to the subsoil under the Baituganskoye oil producing field located in the Volga-Ural region of Russia. According to the reserve audit (prepared in line with SPE guidelines) as of 31 December 2005, the field had 66.7 million barrels of proven and probable reserves. Current production amounts to 1,800 bbl/day. USD 260-265 million will be spent on field development and abandonment, which may increase daily production, according to our estimation, up to approximately 14,000 barrel by 2014.

Exploration

At the end of 2006, the Group held 27 exploration blocks in Hungary with a total area of 31,900 km^2. An extension of the 129. Békéscsaba and 131. Baja exploration blocks permits were underway at the end of 2006 (2,167 km^2). Of the 13 territorial permits for exploration which expired in 2006, 11 were extended, with the remaining 2 permit extensions underway.

In 2006, we continued with our foreign exploration projects in Pakistan, Kazakhstan and Yemen, and have started new projects in Oman and Russia.

MOL Pakistan has been active in Pakistan since 1999. As an operator of the TAL Block Joint Venture, MOL Pakistan discovered significant gas reserves at Manzalai, located near the Afgan border, in 2002. In order to evaluate the potential of the discovery, an Early Well Test (EWT) was conducted. Commencement of gas deliveries started from January 2005 at Manzalai discovery. The appraisal of the Manzalai Field was completed in March 2006 and commercial discovery was declared to the Government of Pakistan on 24th March 2006, which was approved by Government on 6th November 2006. The Manzalai Field Development Plan involving an installation of a 250-300 MMSCFD gas facility was submitted to the Government on 23rd September 2006 and approved on 11th January 2007 when the Manzalai Development & Production Lease was granted. The production from Manzalai-1 well was 48,6 MMSCF gas and 468,1 bbls condensate per day on average in 2006.

Following an extensive seismic campaign, drilling of another exploratory well at Makori resulted in a further oil and associated gas discovery in January 2005. The Makori-1 exploration well, capable of producing around 1600 barrel/day of condensate and 21 MMSCFD gas on average, has been on test production since January 2006. The appraisal of Makori field is expected to be done during 2007-2008. Depending on the result, the field's Declaration of Commerciality will be submitted. During 2006, MOL Pakistan drilled three more exploration wells in the Sumari, Kahi and Mamikhel areas in addition to the development wells in the Manzalai discovery area. Unfortunately, while Manzalai-3 was a further success, the results at Sumari and Kahi were not encouraging. The drilling of the Mamikhel and Manzalai 4 wells (started in 2006) will be ongoing during 2007.

In 2006, MOL signed Petroleum Concession Agreements with the Islamic Republic of Pakistan on two further exploration blocks. Margala and Margala North Blocks, covering an area of 1,387 and 1,562 km^2 respectively, are situated in the eastern part of the productive Potwar Basin of northern Pakistan, in the vicinity of Islamabad. In line with expectations, similarly promising geological structures exist as in case of producing fields in the environs of the block. 100% of the blocks is currently owned by MOL, but in the near future MOL Pakistan, as per the requirement of the agreement, shall involve local Pakistani qualified partner(s) to take up a minimum of a 15% share in both blocks on a ground floor basis. The planned work programmes for the two blocks are similar, including a 200 km 2D seismic acquisition with the opportunity of drilling an optional exploration well in the third year. The exploration budget commitment for the first two years programme is USD 2.1 million for each block.

With a 27.5% stake MOL is the operator of the Fedorovsky exploration block in Kazakhstan. The targets of operation are structures of significant sizes in line with the neighbouring giant and middle sized fields /Karachaganak and Chinarevskoye/. However, from a geological point of view, this is a difficult and high risk area. To date, we have drilled two wells in the Block. Due to the high depth and extremely challenging drilling conditions so far we were not able to get test results and confirm commercial quantity of hydrocarbons at the first two prospects (Zhaik, Zharsuat). New 3D was necessary to clarify the potential of the Western part of the block. The next steps regarding the Zhaik structure will be decided following the interpretation of this 3D, which is expected in Q4 2007. Our focus in 2007 will be the northern part of the block. Based on the results of a large new 3D seismic program run in 2006, a decision was made regarding the drilling of a third wildcat to clarify potential of this structure, which will be spudded in the second half of 2007.

In connection with the Yemeni Block 49, a cooperation contract was signed with CCC (Consolidated Contractors) in 2006, handing over the operation function to the new majority partner with no further financial exposure for MOL. CCC acquired a 75% stake in the project and committed itself to engage an additional exploration drilling at its own expense. There was not found commercial quantity of hydrocarbons till December 2006, so with no further work or financial commitment, MOL resigned from the exploration of the block at the end of December 2006.

At the Yemeni Block 48, the work program was extended with additional seismic acquisitions with the aim of reducing geological risk. Given the delay in this activity, MOL requested an extension of the exploration period which was granted by the Yemeni authorities. In December 2006, the work program was launched with two exploratory drilling.

MOL acquired 100% stake in NWOG-MOL Ltd, which owns the exploration license of the Surgut-7 block in Western-Siberia. The block is located approximately 10 km from the ZMB oil field. The proximity of the surface facilities may provide significant synergies in case of a discovery. From the current exploration period there are 4 years left, the work program requirement is 300 km 2D seismic acquisition and the drilling of one exploration well. The production license is valid till 2030.

MOL acquired a 100% share in the Oman 43B Block and gained an operator role in June 2006. We set up our Branch Office in Muscat in September 2006 to manage and coordinate our local activities. The first exploration phase has a duration of 3 years which can be extended by one or two additional periods of three years. The work programme of the first phase includes surface geological mapping, reprocessing of the existing 2D seismic survey, performing, processing and evaluating a new 2D seismic survey and drilling an optional exploration well. The process of collecting, systematizing the data (geology, maps, seismic sections, etc.), and turning it into a database was completed in 2006. The primary ground geology mapping operations were finished by the end of 2006. We raised the scale of seismic reprocessing to 1,200 km and are planning to acquire and process an additional 1,200 km of new 2D seismic.

According to our reserve review, total gross proved developed and undeveloped reserves of the MOL Group at 31 December 2006 were 331.5 Mboe, consisting of 33.6 billion m^3 (220,2 Mboe) of natural gas (including condensate and gas liquids) and 15.1 Mt (111.3 Mboe) of crude oil. The gross proved developed and undeveloped reserves at 31 December 2005 were 290,0 Mboe, consisting of 27.5 billion m^3 (189.2 Mboe) of natural gas and 13.6 Mt (100.8 Mboe) of crude oil. In 2006 the gross proved reserves increased by 65.3 Mboe due to considering the reserves of the Croatian National Oil Company (INA) proportionally to MOL's share (25%+1 vote shareholding). The data about INA reserves are based on INA's year-end 2005 reserves (adjusted for known extensions, new discoveries, revisions and other related information) with adjustments to conform them to MOL's reserve policy and provided for estimated 2006 production.

In Hungary, the new findings and field extension increased MOL's gross proved reserves by 0.8 Mboe, which means 0.7 Mboe growth in MOL's net reserves. The revaluation of reserves increased the gross proved reserves by a further 6.1 Mboe. Despite of this fact, the Hungarian net reserves (decreased by the volumes covering the royalty payments) decreased by 15.0 Mboe due to revaluation as a consequence of increased extra royalty on natural gas caused by higher re-selling gas fee. The annual production in 2006 reduced our gross proved reserves by 27.7 Mboe, it means 15.5 Mboe decrease in the net reserves.

During 2006 a new independent reserve audit was carried out by DeGolyer and MacNaughton to determine the actual recoverable reserves of the ZMB field at 31 December 2005. According to this audit, the 2005 year-end gross proved reserves of the ZMB field were 104.5 Mbbl, confirming the result of the previous year-end audit. Consequently, MOL's share of gross proved reserves, taking into account the 9.5 Mbbl production in 2006, was 43.1 Mbbl as of 31 December 2006.

Refining and Marketing overview

Refining and Marketing operating profit decreased by 4.5% to HUF 169.0 bn in 2006, mostly due to lower crack spreads. Higher sales volumes, stronger USD and efficiency improvement partially compensated for the weakening crack-spreads in 2006.

In 2006, we processed 12.5 Mt of crude oil, compared to 12.4 Mt in the previous year (an increase of 0.9%). The Hungarian processing volume of 6.9 Mt decreased by 1.3% compared to 2005. The proportion of Hungarian crude oil processed at the Duna Refinery continued to fall in line with the trend seen in previous years, amounting to 12.4% (13.0% in 2005), while the volume of processed imported crude oil was nearly at base level. Slovnaft processed 5.6 Mt of imported crude oil representing growth of 3.7% on 2005.

Aggregate refinery product sales volumes were 12.1 Mt (including sales of LPG and gas products, but excluding the chemical raw materials sold to the Petrochemical segment), compared to 11.8 Mt in 2005. Given our main aim of profit optimization, we focused on key markets.

Our Hungarian refinery product sales incuding LPG increased by 0.5 Mt, mainly due to increased sales of higher value products such as diesel (0.4 Mt) and gasoline (0.1 Mt), while fuel oil sales declined by 21% year-on-year in 2006. Our sales in Slovakia increased by 6% (0.1 Mt), also supported by higher diesel volumes. Our exports decreased from 6.1 million tons to 5.8 million tons mainly due to an 18% decline (-0.3 Mt) in gasoline sales, and lower bitumen sales.

Despite the high prices in 2006, motor fuel demand across the region increased significantly as a result of the higher gasoil demand, which was supported by the strong economic growth and intensive infrastructural investments.

Hungarian motor fuel demand increased by 12%, while MOL motor fuel sales increased by a considerably higher degree thanks to new customer acquisitions. This increase was also supported by the lower product import caused by several factors (unplanned shutdown at regional competitors, limited navigability of the river Danube in certain periods, strict custom control at the Eastern border to prevent smuggling of motor fuels from the Ukraine), moderating the import pressure on the market. Hungarian consumption of motor gasoline grew by 6% in 2006, while our sales increased by 12%. Consequently, our refinery coverage rose by 4 percentage points. Diesel consumption in Hungary grew by nearly 16% year-on-year, with an increase in MOL sales of 20%. As a result, MOL recorded a 3 percentage points higher refinery coverage.

In Slovakia, motor gasoline demand increased by 5%, while our motor gasoline sales eroded by 3%, as hypermarkets increased their imports. Diesel demand in Slovakia grew by 16% with MOL sales up 9% year-on-year in 2006, leading to lower refinery coverage. Beside our considerable sales volumes in Hungary and Slovakia, our diesel sales in the region remained at base level.

In 2006, the volume of petrochemical feedstock supplied to the Petrochemical segment remained stable at 2,500 kt in 2006 over the previous year (2,515 in 2005). Of this, naphtha was 1,841 kt and chemical gasoil 158 kt (1,476 kt and 365 kt, respectively, in 2005). In 2006, the Petrochemical segment supplied 675 kt of by-products to the Refining and Marketing segment for further processing (708 kt in 2005).

As a result of growth in infrastructure investments and mild weather, demand for bitumen rose sharply, both in Hungary and Slovakia. Consequently, our bitumen sales increased by 23% in Hungary and by 3% in Slovakia. Growth in Slovakia was below the market increase, as the weight of the product structure was moved to the high-value products in order to optimise profit.

In the case of LPG and the gas product market, we retained our leading position in the Hungarian wholesale market with 76% market share, while our retail market share remained unchanged at 22% in 2006. Our retail market share in Slovakia went up by 5 percentage points, reaching 23% due to the continued introduction of autogas sales at our own filling stations. The number of MOL autogas sales sites was 155, down by 4 sites from 2005.

In 2006, MOL's Hungarian retail fuel sales volumes increased by 4.2%, compared to 2005, while the average throughput per site increased by 3.9%. The 1.9% fall in gasoline sales was more than compensated by the 11.1% growth in diesel sales, supported by MOL's strong fleet card sales. Our retail market share according to the Hungarian Petroleum Association (MÁSZ) data, was 34.8% for gasoline and 42.3% for gasoil. Despite dynamic hypermarket growth in 2005, MOL managed to stabilize its market share, which improved by one percentage point compared to its lowest level of 37.3% in 2005. Hungarian shop sales were 6.3% higher in 2006 with a 4.7% increase in our card sales compared to 2005.

In Slovakia, we continued the fuel station network efficiency-improvement project by closing 48 lower turnover stations in 2006. As a result, motor fuel sales per station increased by 15.8% in Slovakia compared to 2005. Slovnaft's retail market share in Slovakia remained relatively stable at 39.6% for gasoline, and 41.8% for gasoil, according to SAPPO.

In Romania, our fuel sales increased by 26.3% in 2006, as a result of both network expansion (Shell Romania acquisition) and a 13.5% increase in sales volume per site. MOL's retail market share in Romania increased significantly to 14.4%. Our shop sales in 2006 increased by 24.4% year-on-year.

At the end of the year, MOL Group had 772 filling stations. Of these, 358 were operated in Hungary, 210 in Slovakia (following closure of filling stations as part of efficiency improvement), 120 in Romania (down by 19 stations as a result of the filling station acquisition and the sale agreement with SC Petrom S.A.) and 30 in the Czech Republic.

Petrochemicals overview

In 2006, the operating profit of the Petrochemical Segment reached HUF 23.3 billion representing a significant 22.0% improvement compared to 2005 (HUF 19.1 bn). Profit was favourably influenced by the increasing capacity utilisation of the new capacities, the improving internal efficiency, as well as the favourable trends in raw material and product markets in the second half of the year. The petrochemical integrated margin indicating the profit generating capability of the industry grew by 12.2% year-on-year. In 2006, polyethylene (PE) quoted prices increased by 8-20%, and polypropylene (PP) quotations by 11-12% year-on-year.

Total sales (including olefin products) increased by 6% to 1,370 kt, compared to 2005. This increase was supported by the production of the new Olefin-2 plant at TVK, which surpassed its nominal capacity.

In 2006, polymer sales volumes increased by 6% to 1,126 kt, compared to 2005. The growth was the most significant in case of PP (+16%) and HDPE (+2%) products, mainly due to the higher capacity utilisation of the new PP and HDPE plants. Planned general overhauls were carried out at several older operating plants causing lower production and sales volumes compared to the previous year. The breakdown of the polymer sales volume by product groups was as follows: 23% LDPE (low-density polyethylene), 32% HDPE (high-density polyethylene) and 45% PP.

The Hungarian total sales volume increased by 11 kt compared to the previous year, with growth of 4 kt in Slovakia. The ratio of polymer export sales increased further, reflecting the improving commercial efficiency. We raised our sales mainly on the Italian, Polish, German and Czech markets.

Natural Gas overview

The Natural Gas segment reported an operating profit of HUF 109.6 bn compared to a profit of HUF 50.4 bn in 2005.

Operating profit of the gas business was significantly influenced by the one-off positive effect of the sale of the two gas companies (MOL Natural Gas Supply Plc. and MOL Natural Gas Storage Plc.) on March 31st, 2006. This effect was somewhat off-set by the absence of the Q2-Q4 profit contribution of the two disposed gas companies. The profit of the gas business adjusted by the different operational conditions of the two periods and by the one-off gain from divestment of the gas business reflects the higher profit of MOL Natural Gas Transmission Plc.

Unconsolidated (company only) operating profit of MOL Natural Gas Transmission Plc increased to HUF 29.6 bn in 2006 compared to HUF 27.3 bn in 2005. The excess capacity fee invoiced to the players in the Hungarian market was HUF 2.1 bn in 2006. The favorable impact of transmission tariff changes in 2006 played a significant role in increasing revenues, while the Hungarian transmitted volume was 2.5% lower year-on-year due to mild weather conditions. As a joint impact of the Hungarian tariff increase and volume decrease, revenues from Hungarian transmission grew by HUF 1.1 bn year-on-year in 2006. The non-regulated transit natural gas transmission revenue increased by 23% (to HUF 14.4 bn) compared to 2005. The changes in contractual conditions, gas price and exchange rates fuelled the growth in the transit fee, while the transmitted natural gas volume showed a decrease of 7.2%. However, these positive factors were partially offset by a 9.4% increase in operating costs. Within this cost increase, a 14.3% growth in the natural gas cost used for operational purposes – mainly for compressors – played a key role in spite of the decreasing volume as a consequence of 34.5% increase in the gas price over the base period.

Corporate and other segment overview

In 2006, the Corporate and Other segment's operating loss was higher by HUF 3.3 bn compared with the previous year mainly driven by the paid penalties and creation of a provision for penalties at Slovnaft in 2006 (HUF 3.4 bn). The effect of the sale of the two gas subsidiaries in 2006 and the payment of one-off insurance fees due to the natural disasters in 2005 did not influence the overall operating result trend.

Financial results

A net financial expense of HUF 37.6 bn was recorded in 2006 (compared to HUF 32.2 bn in 2005) consisting mainly of an interest payable of HUF 13.4 bn and a foreign exchange loss of HUF 20.8 bn. Comparative 2005 figures are HUF 12.8 bn for the interest payable and HUF 22.0 bn for the foreign exchange loss, respectively. Fair valuation loss on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd since its issuance in March 2006 was HUF 14.1 bn, as all important factors (share price, HUF/EUR exchange rate and volatility) affecting the embedded option value moved in an unfavourable direction.

Income from associates

Income from associates was HUF 5.2 bn, including INA's 2006 contribution of HUF 4.4 bn (net of additional depreciation on assets revalued to their fair value).

Profit before taxation

As a result of the above-mentioned items, the Group's profit before taxation in 2006 was HUF 362.4 bn, compared to HUF 277.2 bn in 2005.

Taxation

Corporate tax expense decreased by HUF 4.3 bn to HUF 24.9 bn in 2006, primarily as a result of the tax expense of the gas companies sold, which was HUF 1.7 bn in 2005. The current tax expense is the result of the contribution of Slovnaft (at 19% corporate tax rate) and the gas transmission company (16%), of HUF 8.9 bn and HUF 1.2 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 5.8 bn). MOL Nyrt. has completed its compliance testing and concluded that capital investments completed in 2005 make the company eligible for a corporate tax holiday in 2006, as well.

Cash flow

Consolidated Cash Flow (HUF million)	2006	2005
Net cash provided by operating activities	529,508	282,159
of which movements in working capital	101,960	(81,914)
Net cash provided by/(used in) investing activities	111,669	(259,480)
Net cash used in financing activities	(287,481)	(49,472)
Net increase/(decrease) in cash equivalents	353,696	(26,793)

Operating cash flow in 2006 was HUF 529.5 bn, an 88% increase compared to the 2005 figure. Operating cash flow before movements in working capital increased by 14%. The change in the working capital position increased funds by HUF 102.0 bn, arising from an increase in other payables (of HUF 34.3 bn), as well as a decrease in inventories and accounts receivables, other receivables and accounts payables (of HUF 72.7 bn, HUF 10.9 bn, HUF 5.0 bn and HUF 20.9 bn respectively). Corporate taxes paid amounted to HUF 24.6 bn related to a cash outflow due to Slovnaft's corporate tax liabilities arising in 2006 and the tax expense related to the ZMB project.

Net cash provided by investing activities was HUF 111.7 bn compared to net cash of HUF 259.5 bn used in 2005. The cash inflow of the current period reflects the combined effect of the consideration received for the gas subsidiaries sold and the year-end acquisition of 100% of the shares in BaiTex Llc in Russia, while the comparative figure of 2005 contains the cash used for the share buy-back and the payment for the ownership of 3 bcm of cushion gas.

Net financing cash outflows amounted to HUF 287.5 bn, mainly as a result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, the HUF 176.5 bn net repayment of long-term debt and the HUF 238.1 bn repurchase of treasury shares (including those previously held by the Hungarian State Privatization Agency).

Funding overview

MOL Group's total debt decreased from HUF 387.1 bn at year-end 2005 to HUF 211.9 bn by 31 December 2006. The currency composition of total debt was 95.8% EUR, 0.1% USD, 4.0% HUF and 0.1% other as of 31 December 2006. The net cash to the sum of net debt and total equity was 17.3%.

The main pillars of bank loan funding were the EUR 700 million syndicated loan facility, and the EUR 825 million syndicated loan facility signed in July 2006. The EUR 825 million syndicated facility is the largest ever Euroloan transaction with the best ever terms for MOL. The proceeds of the facility will be used for general corporate purposes and to refinance MOL's EUR 600 million revolving facility signed in 2003. The strongly improving profitability enabled the full prepayment of several bank loan facilities in 2006.

The Eurobonds with a BBB- investment grade credit rating issued by MOL in September 2005 represent a stable and significant element of the debt portfolio. The fixed rate EUR 750 million Eurobonds have ten-year maturity and are listed on the Luxembourg Stock Exchange.

Risk management

General risk management principles

According to MOL Financial Risk Management Policy, three different strategies are followed subject to the level of Net Gearing. In the three various scenarios, Risk Management focuses on the followings:

- High Gearing situation is declared when the Net Gearing ratio exceeds 40% for any of the next consecutive four business quarters according to actual 12 month rolling forecast. In a high gearing situation, the prime objective of risk management is to reduce the probability of breaching debt covenants, where a breach would seriously impair the company's ability to fund its operations.

- Moderate Gearing situation is triggered when the Net Gearing ratio is between 20% and 40%. In Moderate Gearing situation, risk management aims to enhance the commitment in maintenance of investment grade credit rating. Having public investment grade credit rating ensures significant financial flexibility as capital market sources are also available at reasonable cost level.

- Low Gearing status occurs if the Net Gearing ration is below 20%. In this status, the focus of risk management shall be directed more toward guarding of shareholder value by maintaining discipline in CAPEX spending, ensuring risk-aware project selection.

In line with MOL's risk management policy, no speculative transactions are allowed. Any derivative transaction the company may enter is under ISDA agreements.

Commodity price risk management

According to MOL Financial Risk Management Policy, MOL can enter into hedging transactions for the following purposes only:

1) Corporate Level Objectives – maintenance of financial ratios, protection against large cash transaction exposures etc.,

2) Business Unit Objectives – To reduce the exposure of a business unit's Cash flow to market price fluctuations in case of changes from the normal course of business (e.g.: planned refinery shutdowns)

In 2006, two series of hedge transactions were initiated by the Refining & Marketing Division. The first series of the transaction were executed in January for April settlement and the second series executed in April with a October-November settlement period. The financial result of the first transaction was a loss and the second transaction resulted in a gain. These financial P&L impacts were counterbalanced in the operating profit of the Refining & Marketing Division with result of the underlying transactions.

Foreign currency risk management

When MOL is in medium or high gearing status, the Company follows the basic economic currency risk management principle that the currency mix of the debt portfolio should reflect the net operating cash flow position of the Group. The Company may use cross currency swaps to adjust the currency mix of the debt portfolio. Currently, MOL has no open foreign exchange derivative position. The gearing situation after gas asset disposal required the Company to mitigate the currency exposure on its financial indebtedness by keeping the same proportion of each currency in the deposits.

Interest rate risk management

As an energy company, MOL has limited interest rate exposure. The ratio of fix/floating interest debt is determined by the Board of Directors on the basis of the suggestion of Risk Management time to time. In the current gearing situation, MOL has no open interest rate derivative position.

Capital expenditure program

MOL Group CAPEX (HUF millions)	2006	2005
Exploration and Production	79,639	34,418
Refining and Marketing*	74,808	92,199
Natural Gas	13,111	85,844
Petrochemicals	8,923	11,105
Corporate and other	10,731	13,137
Total	**187,212**	**236,703**

* Including Refining&Marketing, Retail and Lubricants segments

MOL Group capital expenditures (including the exploration costs) decreased from HUF 236.7 bn in 2005 to HUF 187.2 bn in 2006. There are three main factors behind the decrease: the cash spent for the ownership of previously state-owned cushion gas and the Shell-Romania acquisition in 2005, and the Russian acquisition of the Exploration and Production segment in 2006 (BaiTex).

In 2006, the Exploration and Production segment spent HUF 8.4 bn on Hungarian exploration activities, HUF 1.8 bn less than in the previous year. HUF 17.9 bn was spent on production projects at previously explored fields, compared to HUF 11.5 bn in 2005. Within the framework of these projects, the company developed previously explored fields, continued the implementation of hydrocarbon production intensification programs and maintained the technical level of our production facilities.
Concerning our international exploration and production projects, capital expenditures increased by HUF 39.0 bn, from HUF 12.6 bn in 2005, mainly due to the acquisition of BaiTex in Russia.

The expenditure at the Refining and Marketing segment was HUF 17.4 bn lower compared to 2005. This segment consists of the following businesses:
Capital expenditure at the Refining and Marketing Business was HUF 6.4 bn higher in 2006 compared to the previous year. The primary reason for the difference is technical: capitalisation of catalysts (HUF 5.4 bn) was introduced as a new element of the International Financial Reporting Standard in 2006.
The main projects of Refinery and Logistics in 2006 were the Efficiency Increase of Claus Plant, Steam System Intensification, MSA Unit Upgrade and the TVK-Duna Refinery Pipeline Construction.
MOL implemented several logistics projects within the Refining and Marketing Division in order to ensure the reliable operation of our pipeline system and logistics depots. Following completion of these projects we are compliant with the stricter authority and environmental requirements.
In the Retail Business, capital expenditures reached HUF 10.5 bn compared to the HUF 34.2 bn in 2005. The decrease is a result of a combined effect of the acquisition of the Shell-Romania network in 2005 and the optimisation of the network development program in Slovakia in 2006.

The capital expenditures in the Natural Gas segment were HUF 72.7 bn lower than in 2005 as a consequence of the cash spent for the ownership of previously state-owned cushion gas (HUF 60.0 bn) in 2005.
The main project of the Gas Transmission Business, the Gas turbine emission reduction, was near to completion in 2006 (70%).

Capital expenditures in the Petrochemical segment decreased by HUF 2.2 bn in 2006 due to the completion of the Strategic Development projects at TVK and Slovnaft in 2005. The TVK Olefin-2 Plant was put into operation on 30th of September 2005. The new Polypropylene Plant (PP-3) at Slovnaft was completed in the first quarter of 2005. As a result of these investments there has been a significant growth in the ethylene and polymer capacities by 250 kt/year and by 455 kt/year, respectively.

The capital expenditures of the Corporate and Other segment were HUF 2.4 bn lower compared to HUF 13.1 bn in 2005, mainly driven by the completion of a major IS project in 2005.
An additional HUF 7.1 bn were spent on the further development of the Group information system.

MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated financial statements prepared in accordance with International Financial Reporting Standards together with the independent auditors' report

31 December 2006

Independent Auditors' Report

To the Shareholders of MOL Magyar Olaj- és Gázipari Nyrt.:

1.) We have audited the accompanying financial statements of MOL Magyar Olaj- és Gázipari Nyrt. and its subsidiaries ("the Group"), which comprise the consolidated balance sheet as at 31 December 2006 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes on pages 60-139.

Management's responsibility for the financial statements

2.) Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

3.) Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

4.) An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

5.) We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

6.) In our opinion, the financial statements give a true and fair view of the consolidated financial position of the Group as of 31 December 2006, and of the consolidated results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young Kft.
Budapest, Hungary
22 March 2007
MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated financial statements prepared in accordance with International Financial Reporting Standards

31 December 2006

Budapest, 22 March 2007

Zsolt Hernádi
Chairman of the Board of Directors
Chief Executive Officer

József Molnár
Group Chief Financial Officer

Consolidated balance sheet
31 December 2006

ASSETS	Notes	2006 HUF million	2005 HUF million
Non-current assets			
Intangible assets	3	92,598	40,740
Property, plant and equipment, net	4	1,027,148	1,112,753
Investments in associated companies	9	131,569	126,354
Other investments	10	1,237	486
Deferred tax assets	29	20,500	33,480
Other non-current assets	11	26,630	30,363
Total non-current assets		**1,299,682**	**1,344,176**
Current assets			
Inventories	12	181,030	264,985
Trade receivables, net	13	229,986	289,348
Investments	14	666	519
Other current assets	15	54,177	65,637
Cash and cash equivalents	16	399,104	64,170
Total current assets		**864,963**	**684,659**
TOTAL ASSETS		**2,164,645**	**2,028,835**
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	83,467	94,020
Reserves	18	666,716	644,340
Profit for the year attributable to equity holders of the parent		329,483	244,919
Equity attributable to equity holders of the parent		**1,079,666**	**983,279**
Minority interests		191,537	70,359
Total equity		**1,271,203**	**1,053,638**
Non-current liabilities			
Long-term debt, net of current portion	19	208,279	296,844
Provisions	20	112,646	108,045
Deferred tax liabilities	29	33,016	17,704
Other non-current liabilities	21	56,881	5,386
Total non-current liabilities		**410,822**	**427,979**
Current liabilities			
Trade and other payables	22	468,460	444,683
Provisions	20	10,507	12,256
Short-term debt	23	2,175	2,485
Current portion of long-term debt	19	1,478	87,794
Total current liabilities		**482,620**	**547,218**
TOTAL EQUITY AND LIABILITIES		**2,164,645**	**2,028,835**

The notes are an integral part of these consolidated financial statements.

Consolidated income statement

31 December 2006

	Notes	2006 HUF million	2005 HUF million
Net revenue	24	2,891,061	2,455,164
Other operating income	25	107,191	18,450
Total operating income		**2,998,252**	**2,473,614**
Raw materials and consumables used		2,092,452	1,801,177
Personnel expenses	26	110,190	107,874
Depreciation, depletion, amortisation and impairment		134,507	123,500
Other operating expenses	27	278,385	217,322
Change in inventories of finished goods and work in progress		13,337	(55,722)
Work performed by the enterprise and capitalised		(25,432)	(24,973)
Total operating expenses		**2,603,439**	**2,169,178**
Profit from operations		**394,813**	**304,436**
Financial income	28	17,676	8,434
Financial expense	28	55,294	40,592
Of which: Fair valuation difference of conversion option	28	14,131	-
Financial (income)/expense, net	**28**	**37,618**	**32,158**
Income from associates		5,195	4,879
Profit before tax		**362,390**	**277,157**
Income tax expense	29	24,864	29,158
Profit for the year		**337,526**	**247,999**
Attributable to: Equity holders of the parent		329,483	244,919
Minority interests		8,043	3,080
Basic earnings per share attributable to ordinary equity holders of the parent (HUF)	**30**	**3,424**	**2,401**
Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)	**30**	**3,376**	**2,377**

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
31 December 2006

	Share capital	Share premium	Fair valuation reserve	Translation reserve
	HUF million	HUF million	HUF million	HUF million
Opening balance 1 January 2005	94,634	151,764	8,387	(3,184)
Cash flow hedges, net of deferred tax	-	-	(4,709)	-
Available for sale financial instruments, net of deferred tax	-	-	(2,016)	-
Currency translation differences	-	-	-	34,888
Total income and expense for the year recognized directly in equity	-	-	(6,725)	34,888
Profit for the year	-	-	-	-
Total income and expense for the year	-	-	(6,725)	34,888
Transfer to reserves of retained profit for the previous year	-	-	-	-
Equity dividends	-	-	-	-
Dividends of subsidiaries	-	-	-	-
Net change in balance of treasury shares held	(1,318)	(19,538)	-	-
Equity recorded for share-based payments	-	-	-	-
Slovnaft acquisition	338	1,622	-	-
Conversion of convertible bonds	366	1,694	-	-
Call option on shares	-	(692)	-	-
Shares under repurchase obligation, net of deferred tax	-	-	-	-
Closing balance 31 December 2005	**94,020**	**134,850**	**1,662**	**31,704**
Cash flow hedges, net of deferred tax	-	-	1,132	-
Available for sale financial instruments, net of deferred tax	-	-	2,136	-
Currency translation differences	-	-	-	32,307
Total income and expense for the year recognized directly in equity	-	-	3,268	32,307
Profit for the year	-	-	-	-
Total income and expense for the year	-	-	3,268	32,307
Transfer to reserves of retained profit for the previous year	-	-	-	-
Equity dividends	-	-	-	-
Dividends of subsidiaries	-	-	-	-
Net change in balance of treasury shares held	(10,898)	(226,275)	-	-
Equity recorded for share-based payments	-	-	-	-
Conversion of convertible bonds	345	1,595	-	-
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-
Shares under repurchase obligation	-	-	-	-
Closing balance 31 December 2006	**83,467**	**(89,830)**	**4,930**	**64,011**

The notes are an integral part of these consolidated financial statements.

Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Profit for the year attributable to equity holders of the parent	Equity attributable to equity holders of the parent	Minority interest	Total equity
HUF million	**HUF million**	**HUF million**	**HUF million**	**HUF million**	**HUF million**	**HUF million**
13,554	288,431	458,952	208,570	762,156	67,955	830,111
-	-	(4,709)	-	(4,709)	-	(4,709)
-	-	(2,016)	-	(2,016)	-	(2,016)
-	-	34,888	-	34,888	362	35,250
-	-	28,163	-	28,163	362	28,525
-	-	-	244,919	244,919	3,080	247,999
-	-	28,163	244,919	273,082	3,442	276,524
-	208,570	208,570	(208,570)	-	-	-
-	(16,998)	(16,998)	-	(16,998)	-	(16,998)
-	-	-	-	-	(1,038)	(1,038)
-	-	(19,538)	-	(20,856)	-	(20,856)
-	1,577	1,577	-	1,577	-	1,577
(7,134)	-	(5,512)	-	(5,174)	-	(5,174)
-	-	1,694	-	2,060	-	2,060
-	-	(692)	-	(692)	-	(692)
(11,876)	-	(11,876)	-	(11,876)	-	(11,876)
(5,456)	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
-	-	1,132	-	1,132	-	1,132
-	-	2,136	-	2,136	-	2,136
-	-	32,307	-	32,307	631	32,938
-	-	35,575	-	35,575	631	36,206
-	-	-	329,483	329,483	8,043	337,526
-	-	35,575	329,483	365,058	8,674	373,732
-	244,919	244,919	(244,919)	-	-	-
-	(30,195)	(30,195)	-	(30,195)	-	(30,195)
-	-	-	-	-	(8,660)	(8,660)
-	-	(226,275)	-	(237,173)	-	(237,173)
-	(625)	(625)	-	(625)	-	(625)
-	-	1,595	-	1,940	-	1,940
-	-	-	-	-	121,164	121,164
(2,618)	-	(2,618)	-	(2,618)	-	(2,618)
(8,074)	**695,679**	**666,716**	**329,483**	**1,079,666**	**191,537**	**1,271,203**

Consolidated cash flow statement
31 December 2006

	Notes	2006 HUF million	2005 HUF million
Profit from operations		**394,813**	**304,436**
Adjustments to reconcile operating profit to net cash provided by operating activities			
Depreciation, depletion, amortisation and impairment		134,507	123,500
Write-off of inventories, net		2,383	886
Reversal of impairment losses on property, plant and equipment		(1,681)	(2,105)
Decrease in provisions		(3,289)	(39,781)
Net (gain) / loss on sale of property, plant and equipment		(1,124)	315
Write-off / (reversal of write-off) of receivables		3,942	(3,734)
Unrealised foreign exchange (gain) / loss on receivables and payables		522	(94)
Net gain on sale of subsidiaries		(86,316)	-
Exploration and development costs expensed during the year		5,469	11,493
Share-based payment		(489)	1,577
Other non cash items		3,397	683
Operating cash flow before changes in working capital		**452,134**	**397,176**
Decrease / (increase) in inventories		72,706	(94,417)
Decrease / (increase) in trade receivables		10,896	(62,354)
Decrease / (increase) in other current assets		5,016	(1,305)
(Decrease) / increase in trade payables		(20,948)	78,992
Increase / (decrease) in other payables		34,290	(2,830)
Corporate taxes paid		(24,586)	(33,103)
Net cash provided by operating activities		**529,508**	**282,159**

The notes are an integral part of these consolidated financial statements.

	Notes	2006 HUF million	2005 HUF million
Capital expenditures, exploration and development costs		(144,846)	(214,586)
Proceeds from disposals of property, plant and equipment		8,816	4,565
Acquisition of subsidiaries, net cash	34	(42,462)	(31,430)
Acquisition of joint ventures, net cash	34	-	(712)
Acquisition of other investments and other non – current assets (see Note 11)		-	(20,000)
Net cash inflow on sale of subsidiary undertakings (see Note 7)		272,126	-
Proceeds from disposal of associated companies and other investments (see Note 9 and 10)		3,187	86
Changes in loans given and long-term bank deposits		1,493	(3,961)
Changes in short-term investments		(112)	-
Interest received and other financial income		12,637	5,730
Dividends received		830	828
Net cash provided by / (used in) investing activities		**111,669**	**(259,480)**
Issuance of Perpetual Exchangeable Capital Securities (see Note 17)		159,174	-
Issuance of long-term notes		-	185,933
Repayment of long-term notes		-	(360)
Repayment of zero coupon notes		-	(15,000)
Issuance of long-term debt	34	432,020	450,278
Repayments of long-term debt		(608,486)	(556,063)
Changes in other long-term liabilities		(137)	(1,469)
Changes in short-term debt		33,791	(55,925)
Interest paid and other financial costs		(26,815)	(16,807)
Dividends paid to shareholders		(30,174)	(16,991)
Dividends paid to minority interest		(8,755)	(1,245)
Sale of treasury shares		-	29
Repurchase of treasury shares		(238,099)	(21,852)
Net cash used in financing activities		**(287,481)**	**(49,472)**
(Decrease) / increase in cash and cash equivalents		**353,696**	**(26,793)**
Cash and cash equivalents at the beginning of the year		64,170	88,126
Cash effect of consolidation of subsidiaries previously accounted for as other investment		214	1,131
Exchange differences of cash and cash equivalents of consolidated foreign subsidiaries		1,098	1,687
Unrealised foreign exchange difference on cash and cash equivalents		(20,074)	19
Cash and cash equivalents at the end of the year		399,104	64,170

The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements prepared in accordance with International Financial Reporting Standards

31 December 2006

1 General

MOL Magyar Olaj- és Gázipari Nyrt. (hereinafter referred to as MOL Nyrt., MOL or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Nyrt. and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and wholesale and retail marketing of crude oil products, production and sale of olefins and polyolefins. The number of the employees in the Group as of 31 December 2006 and 2005 was 13,861 and 14,660 respectively. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary.

The shares of the Company are listed on the Budapest and (from 22 December 2004) the Warsaw Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the International Order Book in London and other over the counter markets in New York, Berlin and Munich.

2.1 Basis of preparation

MOL Nyrt. prepares its statutory unconsolidated financial statements in accordance with the requirements of the accounting regulations contained in Law C of 2000 on Accounting (HAS). Some of the accounting principles prescribed in this law differ from International Financial Reporting Standards (IFRS).

For the purposes of the application of the Historical Cost Convention, the consolidated financial statements treat the Company as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IFRS adjustments.
These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 22 March 2007.
The financial year is the same as the calendar year.

i) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and all applicable IFRSs that have been adopted by the European Union (EU). IFRS comprise standards and interpretations approved by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC").

Effective 1 January 2005, the change in the Hungarian Accounting Act allows the Group to prepare its consolidated financial statements in accordance with IFRS that have been adopted by the (EU). Currently, due to the endorsement process of the EU, and the activities of the Group, there is no difference in the policies applied by the Group between IFRS and IFRS that have been adopted by the EU.

ii) Principles of consolidation

Subsidiaries

The consolidated financial statements include the accounts of MOL Nyrt. and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. As required by IAS 27, immediately exercisable voting rights are taken into account when determining control.

The purchase method of accounting is used for acquired businesses by measuring assets and liabilities at their fair values upon acquisition, the date of which is determined with reference to the settlement date. Minority interest is stated at the minority's proportion of the fair values of net assets. The income and expenses of companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Minority interests represent the profit or loss and net assets not held by the Group and are shown separately in the consolidated balance sheets and the consolidated income statement, respectively. Acquisitions of minority interests are accounted for using the parent company extension method, whereby the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

Joint ventures

The Company's interests in its joint ventures are accounted for by the proportionate consolidation method, where a proportionate share of the joint venture's assets, liabilities, income and expenses is combined with similar items in the consolidated financial statements on a line-by-line basis. The financial statements of the joint ventures are prepared for the same reporting year as the parent company, using consistent accounting policies.

When the Group contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Group purchases assets from the joint venture, the Group does not recognize its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

Investments in associates

The Group's investments in its associates are accounted for using the equity method of accounting. An associate is an entity over which the Group has significant influence and which is neither a subsidiary nor a joint venture. Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The reporting dates of the associate and the Group are identical and the associate's accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

Investments in associates are assessed to determine whether there is any objective evidence of impairment. If there is evidence the recoverable amount of the investment is determined to identify any impairment loss to be recognised. Where losses were made in previous years, an assessment of the factors is made to determine if any loss may be reversed.

2.2 Changes in accounting policies

The accounting policies adopted are consistent with those applied in the previous financial years, except as follows.

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Except as noted below, adoption of these standards and interpretations did not have any effect on the financial statements of the Group. They did however give rise to additional disclosures.

- IAS 19 Amendment – Employee Benefits
- IAS 21 Amendment – The Effects of Changes in Foreign Exchange Rates
- IAS 39 Amendments – Financial Instruments: Recognition and Measurement
- IFRS 4 Insurance Contracts
- IFRS 6 Exploration for and Evaluation of Mineral Resources
- IFRIC 4 Determining whether an Arrangement contains a Lease
- IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

Group has not early adopted any standards and interpretation where adoption is not mandatory at the balance sheet date.

The principal effects of these changes are as follows:

IFRS 6 Exploration for and evaluation of mineral resources

The Standard is effective from 1 January 2006 and applies to expenditures incurred by an entity in connection with the search for mineral resources. IFRS 6 permits entities to continue to use their existing accounting policies for exploration and evaluation assets, provided that such policies result in information that is relevant to the economic decision-making needs of users, and that is reliable. It also requires entities to assess any exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. The recognition of impairment in respect of such assets is varied from that in IAS 36 Impairment of Assets but, once an impairment has been identified, it is measured in accordance with IAS 36. The standard had no impact on the financial statements or the accounting policy of the Group as at 31 December 2006.

IAS 19 Employee benefits

As of 1 January 2006, the Group has adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the liabilities of defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has resulted in additional disclosures being included for the years ending 31 December 2006 and 31 December 2005 but has not had any recognition or measurement impact, as the Group has chosen not to apply the option offered to recognise actuarial gains and losses outside of the income statement.

IAS 21 The effects of changes in foreign exchange rates

As of 1 January 2006, the Group has adopted the amendments to IAS 21. As a result, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements regardless of the currency in the monetary item is denominated. This change has had no significant impact as at 31 December 2006 or 31 December 2005.

IAS 39 Financial Instruments: recognition and measurement

Amendment for financial guarantee contracts (issued August 2005) – amended the scope of IAS 39 requiring financial guarantee contracts that are not considered to be insurance contracts to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. This amendment did not have an effect on the financial statements.

Amendment for hedges of forecast intragroup transactions (issued April 2005) – amended IAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such hedging transactions, the amendment did not have an effect on the financial statements.

Amendment for the fair value option (issued June 2005) – amended IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, hence the amendment did not have an effect on the financial statements.

IFRIC 4 Determining whether an arrangement contains a lease

The Group has adopted IFRIC Interpretation 4 as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. The adoption had no material impact on the consolidated financial statements.

IFRIC 5 Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

The Group has adopted IFRIC Interpretation 5 as of 1 January 2006, which establishes the accounting treatment for funds established to help finance decommissioning for a companies assets. As the entity does not currently operate in a country where such funds exist, this interpretation has had no impact on the financial statements.

IFRIC 6 Liabilities arising from participating in a specific market – waste electrical and electronic equipment

The Group has adopted IFRIC Interpretation 6 as of 1 January 2006, which established the recognition date for liabilities arising from the EU Directive relating to the disposal of Waste Electrical and electronic Equipment. As the operations of the company do not result in such obligations, there was no impact on the financial position as at 31 December 2006 and 2005.

Issued but not yet effective International Financial Reporting Standards

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

- IAS 1 (amended 2005) Presentation of Financial Statements
- IFRS 7 Financial Instruments: Disclosures
- IFRS 8 Operating Segments
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment
- IFRIC 11 IFRS 2 – Group and Treasury Share transactions
- IFRIC 12 Service Concession Arrangements

The management does not anticipate that the adoption of these standards and interpretations will have a material impact on the consolidated financial statements in the period of initial application. Upon adoption of IFRS 7, the Group will disclose additional information about its financial instruments, their significance and the nature and extent of risks to which they give rise. More specifically, the group will be required to disclose the fair value of its financial instruments and its risk exposure in greater detail. Amendments to IAS 1 also require certain changes in disclosures. There will be no effect on reported income or net assets.

2.3 Summary of significant accounting policies

i) Presentation currency

Based on the economic substance of the underlying events and circumstances the functional currency of the parent company and the presentation currency of the Group have been determined to be the Hungarian Forint (HUF).

ii) Business combinations

Business combinations are accounted for using the acquisition accounting method. This involves recognising identifiable assets (including previously unrecognised intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than a segment based on the Group's reporting format determined in accordance with IAS 14 Segment Reporting.

Where goodwill forms part of a cash-generating unit (group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.
When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and un-amortised goodwill is recognised in the income statement.

iii) Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the entity first becomes a party to it.

The Group determines the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.
Purchases and sales of investments are recognized on settlement date which is the date when the asset is delivered to the counterparty.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit and loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Gains or losses on investments held for trading are recognised in income statement.

Financial assets may be designated at initial recognition as at fair value through profit or loss if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis; or (ii) the assets are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial asset contains an embedded derivative that would need to be separately recorded. As at 31 December 2006 and 2005, no financial assets have been designated as at fair value through profit and loss.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets which carry fixed or determinable payments and fixed maturities and which the Group has the positive intention and ability to hold to maturity. After initial measurement held to maturity investments are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount, less allowance for impairment. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement loans and receivables are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial investments

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, available for sale financial assets are measured at fair value with unrealised gains or losses being recognised directly in equity in the fair valuation reserve. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognised in the income statement.

Fair value

For investments that are actively traded in organised financial markets, fair value is determined by reference to quoted market prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

iv) Classification and derecognition of financial instruments

Financial assets and financial liabilities carried on the consolidated balance sheet include cash and cash equivalents marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments (including compound financial instruments) are classified as assets, liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. In case of compound financial instruments the liability component is valued first, with the equity component being determined as a residual value. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

v) Derivative financial instruments

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year as financial income or expense.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.
An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and the risks of the embedded derivative are not closely

related to the economic characteristics of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- a hybrid (combined) instrument is not measured at fair value with changes in fair value reported in current year net profit.

vi) Hedging

For the purpose of hedge accounting, hedges are classified as
- fair value hedges
- cash flow hedges or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect income statement.

For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is remeasured at fair value and gains and losses from both are taken to income statement. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through income statement over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to income statement. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in income statement. The changes in the fair value of the hedging instrument are also recognised in income statement.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Cash flow hedges

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and could affect income statement. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects income statement, such as when hedged financial income or financial expense is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to income statement.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to income statement.

vii) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss shall be recognised in income statement.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the

asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale financial investments

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available for sale are not recognised in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income.

viii) Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with maturity less than three months from the date of acquisition and that are subject to an insignificant risk of change in value.

ix) Trade receivables

Receivables are stated at face value less provision for doubtful amounts. Where the time value of money is material, receivables are carried at amortized cost. A provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. Impaired debts are derecognised when they are assessed as uncollectible.

x) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of making the sale. Cost of purchased goods, including crude oil and purchased gas inventory, is determined primarily on the basis of weighted average cost. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses including royalty. Unrealisable inventory is fully written off.

xi) Property, plant and equipment

Property, plant and equipment are stated at historical cost (or the carrying value of the assets determined as of 1 October 1991) less accumulated depreciation, depletion and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Estimated decommissioning and site restoration costs are capitalized upon initial recognition or, if decision on decommissioning is made subsequently, at the time of the decision. Changes in estimates thereof adjust the carrying amount of assets. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhead costs (except form periodic maintenance costs), are normally charged to income in the period in which the costs are incurred. Periodic maintenance costs are capitalized as a separate component of the related assets.

Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets is available for use.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xii) Intangible assets

Intangible assets acquired separately are capitalised at cost and from a business acquisition are capitalised at fair value as at the date of acquisition. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably.

Following initial recognition, the cost model is applied to the class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Amortisation is charged on assets with a finite useful life over the best estimate of their useful lives using the straight line method. The amortisation period and the amortisation method are reviewed annually at each financial year-end. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. Intangible assets are tested for impairment annually either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable are made on a prospective basis.

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Following the initial recognition of the development expenditure the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. Costs in development stage can not be amortized. The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xiii) Depreciation, depletion and amortisation

Depreciation of each component of an intangible assets and property, plant and equipment is computed on a straight-line basis over their respective useful lives. Usual periods of useful lives for different types of property, plant and equipment are as follows:

Software	3 – 5 years
Buildings	10 – 50 years
Refineries and chemicals manufacturing plants	4 – 12 years
Gas and oil storage and transmission equipment	7 – 50 years
Petrol service stations	5 – 30 years
Telecommunication and automatisation equipment	3 – 10 years

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual field or field-dedicated transport system using the unit of production method, based on proved and developed commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Transport systems used by several fields and other assets are calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less. Periodic maintenance costs are depreciated until the next similar maintenance takes place.

The useful life and depreciation methods are reviewed at least annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment, and, if necessary, changes are accounted for in the current period.

xiv) Impairment of assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statement for items of property, plant and equipment and intangibles carried at cost. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The fair value is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or written back, fully or partially, as required.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount of the cash-generating unit (group of cash-generating units) to which goodwill has been allocated, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as at 31 December.

Intangible assets with indefinite useful lives are monitored for impairment indicators throughout the year and are tested for impairment at least annually as of 31 December either individually or at the cash generating unit level, as appropriate.

xv) Oil and natural gas exploration and development expenditures

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

Licence and property acquisition costs

Exploration and property acquisition costs are capitalized as intangible assets and amortized on a straight-line basis over the estimated period of exploration. Each property is reviewed on an annual basis to confirm that drilling activity is planned and it is not impaired. If no future activity is planned, the remaining balance of the licence and property acquisition costs is written off. Upon determination of economically recoverable reserves ('proved reserves' or 'commercial reserves'), amortization ceases and the remaining costs are aggregated with exploration expenditure and held on a field-by-field basis as proved properties awaiting approval within intangible assets. When development is approved internally, the relevant expenditure is transferred to property, plant and equipment, among land and buildings.

Exploration expenditure

Geological and geophysical exploration costs are charged against income as incurred. Costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs, delay rentals and payments made to contractors. If hydrocarbons are not found, the exploration expenditure is written off as a dry hole. If hydrocarbons are found and, subject to further appraisal activity, which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment.

Development expenditure

Expenditure on the construction, installation or completion of infrastructure facilities such as platforms, and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

xvi) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognised in net income statement when the liabilities are derecognised or impaired, as well as through the amortisation process, except to the extent they are capitalized as borrowing costs.

xvii) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Provision for redundancy

The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the consolidated balance sheet when the workforce reduction program is defined, announced and the conditions for its implementation are met.

Provision for environmental expenditures

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed. Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

Provision for decommissioning

The Group records a provision upon initial recognition for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price levels. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the facility or item of plant. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment.

Provision for retirement benefits

The Group operates three long term defined employee benefit programmes. None of these schemes requires contribution to be made to separately administered funds. The cost of providing benefits under those plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense immediately. Past service costs, resulting from the introduction of, or changes to the defined benefit scheme are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

xviii) Greenhouse gas emissions

The Group receives free emission rights in Hungary and Slovakia as a result of the European Emission Trading Schemes. The rights are received on an annual basis and in return the Group is required to remit rights equal to its actual emissions. The Group has adopted a net liability approach to the emission rights granted. A provision is only recognized when actual emissions exceed the emission rights granted and still held. Where emission rights are purchased from other parties, they are recorded at cost, and treated as a reimbursement right.

xix) Share-based payment transactions

Certain employees (including directors and managers) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by applying generally accepted option pricing models (usually by the binomial model). In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the parent company ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the Group at that date, based on the best available estimate of the number of equity instruments that will ultimately vest.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using the binomial model. This fair value is expensed over the vesting period with recognition of a corresponding liability. The liability is remeasured at each balance sheet date up to and including the settlement date to fair value with changes therein recognized in income statement.

xx) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Initial direct costs incurred in negotiating a finance lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

xxi) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the years necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

xxii) Reserves

Reserves shown in the consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the company-only statutory earnings of MOL Nyrt.

Translation reserves

The translation reserve represents translation differences arising on consolidation of financial statements of foreign entities. Exchange differences arising on a monetary item that, in substance, forms part of the company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Upon disposal of the corresponding assets, the cumulative revaluation or translation reserves are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

Fair valuation reserves

The fair valuation reserve includes the cumulative net change in the fair value of effective cash flow hedges and available for sale financial instruments.

Equity component of debt and difference in buy-back prices

Equity component of compound debt instruments includes the residual amount of the proceeds from the issuance of the instrument above its liability component, which is determined as the present value of future cash payments associated with the instrument. The equity component of compound debt instruments is recognized when the Group becomes party to the instrument.

xxiii) Treasury shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares is recorded directly to share premium.

xxiv) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xxv) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed.

Interest is recognised on a time-proportionate basis that reflects the effective yield on the related asset. Dividends due are recognised when the shareholder's right to receive payment is established. Changes in the fair value of derivatives not qualifying for hedge accounting are reflected in income in the period the change occurs.

xxvi) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxvii) Income taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and tax losses when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.

xxviii) Foreign currency transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated income statement in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange differences on trade receivables and payables are included in operating profit, while foreign exchange differences on borrowings are recorded as financial income or expense.

Financial statements of foreign entities are translated at year-end exchange rates with respect to the balance sheet, and at the weighted average exchange rates for the year with respect to the income statement. All resulting translation differences are included in the translation reserve of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation shall be recognised in the income statement.

xxix) Earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period.

The calculation of diluted earnings per share is consistent with the calculation of basic earnings per share while giving effect to all dilutive potential ordinary shares that were outstanding during the period, that is:

- the net profit for the period attributable to ordinary shares is increased by the after-tax amount of dividends and interest recognised in the period in respect of the dilutive potential ordinary shares and adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential ordinary shares.
- the weighted average number of ordinary shares outstanding is increased by the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

xxx) Segmental disclosure

For management purposes the Group is organised into four major operating business units: Exploration and Production, Refining and Marketing, Natural Gas and Petrochemicals. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, Central Europe.

xxxi) Contingencies

Contingent liabilities are not recognised in the consolidated financial statements unless they are acquired in a business combination. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

2.4 Significant accounting judgments and estimates

Critical judgments in applying the accounting policies

In the process of applying the accounting policies, which are described in note 2.3 above, management has made the certain judgments that have significant effect on the amounts recognised in the financial statements (apart from those involving estimates, which are dealt with below). These are detailed in the respective notes, however, the most significant judgments relate to the following:

Scope of environmental and field abandonment provision

Regulations, especially environmental legislation does not exactly specify the extent of remediation work required or the technology to be applied. Management uses its previous experience and its own interpretation of the respective legislation when scope of environmental and field abandonment provision is determined. The amount of environmental provision is HUF 27,374 million and HUF 27,539 million, while field abandonment provision amounts to HUF 84,534 million and HUF 81,665 million as of 31 December 2006 and 2005 respectively (see Note 20).

Application of Successful Efforts method of accounting for exploration expenditures

Management uses judgment when capitalized exploration expenditures are reviewed to determine capability and continuing intent of further development. Carrying amount of capitalized exploration expenditures is HUF 52,963 million and HUF 8,360 million as of 31 December 2006 and 2005, respectively (see Note 3).

Sources of estimate uncertainty

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the Notes thereto. Although these estimates are based on the management's best knowledge of current events and actions, actual results may defer from those estimates. These are detailed in the respective notes, however, the most significant estimates relate to the following:

Calculation the fair values of financial instruments

Fair valuation of financial instruments (especially the conversion option embedded in the perpetual exchangeable capital securities issued by a special purpose entity, Magnolia Finance Ltd, see Note 17) reflects management's estimate on the future trend of key drivers of such values, including, but not limited to yield curves, foreign exchange and risk-free interest rates, and in case of the conversion option, volatility of MOL share prices and dividend yield. Further details of financial instruments are described in Note 31.

Quantification and timing of environmental and field abandonment liabilities

Management makes estimations on the future cash outflow associated with environmental and decommissioning liabilities using comparative prices, analogies to previous similar work and other assumptions. Furthermore, the timing of these cash flows reflect management current assessment of priorities, technical capabilities and urgency of such obligations. Consequently, the carrying amount of these liabilities (in case of environmental provision HUF 27,374 million and HUF 27,539 million, in case of field abandonment provision HUF 84,534 million and HUF 81,665 million as of 31 December 2006 and 2005 respectively, see Note 20) is exposed to uncertainty.

Impairment of non-current assets, including goodwill

Impairment calculation requires an estimation of the 'value in use' of the cash-generating units. Such value is measured based on discounted projected cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the period for which cash flow projections are made, as well as the assumptions and estimates used to determine the cash inflows and outflows. Impairment recorded in the consolidated income statement amounts to HUF 12,343 million and HUF 21,061 million in 2006 and 2005, respectively. Carrying amount of goodwill is HUF 11,484 million and HUF 11,104 million as of 31 December 2006 and 2005, respectively (see Note 3).

Availability of taxable income against which deferred tax assets can be recognized

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of recognised tax losses at 31 December 2006 was HUF 5,521 million (see Note 29).

Actuarial estimates applied for calculation of retirement benefit obligations

The cost of defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases and mortality or fluctuation rates. Due to the long term nature of these plans, such estimates are subject to significant uncertainty. Provision for retirement benefit is HUF 4,182 million and HUF 3,665 million at 31 December 2006 and 2005, respectively (see Note 20).

Outcome of certain litigations

MOL Group entities are parties to a number of litigations, proceedings and civil actions arising in the ordinary course of business. Management uses estimations when the most likely outcome of these actions are assessed and provision is recognized on a consistent basis (see Note 20 and 32).

3 Intangible assets

	Rights HUF million	Software HUF million	Exploration costs HUF million	Goodwill HUF million	Total HUF million
At 1 January 2005					
Gross book value	3,238	37,950	19,866	6,454	67,508
Accumulated amortization and impairment	(2,431)	(24,825)	(7,218)	-	(34,474)
Net book value	**807**	**13,125**	**12,648**	**6,454**	**33,034**
Year ended 31 December 2005					
- additions	3,331	6,807	4,187	-	14,325
- acquisition of subsidiary and minority interest	-	-	551	4,638	5,189
- amortization for the year	(257)	(2,864)	-	-	(3,121)
- impairment	-	(14)	(4,913)	-	(4,927)
- reversal of impairment	-	12	-	-	12
- disposals	-	(24)	-	-	(24)
- exchange adjustment	82	114	382	12	590
- transfers	(85)	242	(4,495)	-	(4,338)
Closing net book value	**3,878**	**17,398**	**8,360**	**11,104**	**40,740**
At 31 December 2005					
Gross book value	6,698	49,155	10,898	11,104	77,855
Accumulated amortization and impairment	(2,820)	(31,757)	(2,538)	-	(37,115)
Net book value	**3,878**	**17,398**	**8,360**	**11,104**	**40,740**
Year ended 31 December 2006					
- additions	226	7,389	8,911	-	16,526
- acquisition of subsidiary and minority interest	4,130	-	43,422	-	47,552
- amortization for the year	(960)	(3,963)	-	-	(4,923)
- impairment	(1)	(121)	(1,850)	-	(1,972)
- reversal of impairment	-	7	-	-	7
- disposals	(3)	(4)	-	-	(7)
- sale of subsidiaries	-	(3)	-	-	(3)
- exchange adjustment	27	211	(254)	380	364
- transfers	807	(867)	(5,626)	-	(5,686)
Closing net book value	**8,104**	**20,047**	**52,963**	**11,484**	**92,598**
At 31 December 2006					
Gross book value	12,261	55,721	58,705	11,484	138,171
Accumulated amortization and impairment	(4,157)	(35,674)	(5,742)	-	(45,573)
Net book value	**8,104**	**20,047**	**52,963**	**11,484**	**92,598**

Transfers from exploration costs represent expenditures which, upon determination of proved reserves of oil and natural gas are reclassified to property, plant and equipment (see Note 2.3 xv.)

Goodwill

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of goodwill had been allocated as follows:

			2006			2005
	Net book value before impairment HUF million	Impairment HUF million	Net book value HUF million	Net book value before impairment HUF million	Impairment HUF million	Net book value HUF million
Refinery and Marketing	10,914	-	10,914	10,538	-	10,538
- Roth Group	6,013	-	6,013	6,024	-	6,024
- MOL Romania	4,901	-	4,901	4,514	-	4,514
Petrochemicals	**570**	-	**570**	**566**	-	**566**
- TVK Nyrt.	477	-	477	477	-	477
- TVK Polska Sp.Zoo.	93	-	93	89	-	89
Total goodwill	**11,484**	**-**	**11,484**	**11,104**	**-**	**11,104**

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable value of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to differences between selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in differences between selling prices and direct costs are based on past practices and expectations of future changes in the market.

Roth Group

At 31 December 2006 goodwill of HUF 6,013 million was allocated to the wholesale activities of Roth Group operating mainly on the Austrian wholesale market, forming a separate cash generating unit within Refining and Marketing business segment. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 3%. This rate does not exceed the average long-term growth rate for the relevant Austrian markets. The rates used to discount the forecast cash flows reflecting risks specific to the Refining and Marketing segment vary between 8% and 9% in case of years considered.

For the wholesale activities of Roth Group, there are reasonably possible changes in key assumptions which could cause the carrying value of the unit to exceed its recoverable amount. The actual recoverable amount for the wholesale activity of Roth Group exceeds its carrying amount by HUF 2,767 million. The implications of the key assumptions on the recoverable amount are discussed below:

- Differences between selling price and direct costs – Management has considered the possibility of lower than budgeted difference between selling prices and costs of sale, which can occur in case of higher competition and the inability of Roth Group to pass higher direct costs to customers. An additional 4% decrease between selling price and direct costs would reduce Roth Group's value in use to its carrying value.
- Discount rate assumptions – Management assessed discount rates based on the current and expected risk-free interest rate and the risks specific to the current activities of the unit. An increase of 2.3 percentage points in this rate would give a value in use equal to the carrying amount of Roth Group's wholesale activities.

MOL Romania

At 31 December 2006 goodwill of HUF 4,901 million was allocated to the Romanian retail network of the Group. For goodwill allocation purposes, the Romanian filling stations' network as a whole is considered as cash generating unit. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years for the whole network and extrapolates cash flows for the average residual useful life of the filling stations assuming no growth rate in gross margin, reflecting a competitive position. The rates used to discount the forecast cash flows reflecting risks specific to retail activities vary between 8.3% and 10.5% in the years considered.

With regard to the assessment of value in use of the Romanian retail network, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

Exploration expenditures

In addition to the capitalised exploration expenditures shown above, a further HUF 5,469 million and HUF 11,493 million exploration expense were incurred in 2006 and 2005, respectively. Consistent with the successful effort method of accounting they were charged to various operating cost captions of the consolidated income statement as incurred.

Intangible assets with indefinite useful life

MOL Group has no intangible assets with indefinite useful life other than goodwill.

4 Property, plant and equipment, net

	Land and building HUF million	Machinery and equipment HUF million	Other machinery and equipment HUF million	Construction in progress HUF million	Total HUF million
At 1 January 2005					
Gross book value	773,223	727,107	62,844	144,332	1,707,506
Accumulated depreciation and impairment	(297,654)	(440,893)	(43,890)	-	(782,437)
Net book value	**475,569**	**286,214**	**18,954**	**144,332**	**925,069**
Year ended 31 December 2005					
- additions and capitalizations	184,894	171,631	7,297	194,879	558,701
- depreciation for the year	(32,525)	(61,155)	(5,638)	-	(99,318)
- impairment	(13,638)	(1,128)	(702)	(666)	(16,134)
- reversal of impairment	2,033	43	1	16	2,093
- acquisition of subsidiary	11,991	1,375	866	10,083	24,315
- disposals	(4,337)	(324)	(55)	(150)	(4,866)
- exchange adjustment	11,925	8,500	184	595	21,204
- transfer and capitalizations	2,139	1,904	(31)	(302,323)	(298,311)
Closing net book value	**638,051**	**407,060**	**20,876**	**46,766**	**1,112,753**
At 31 December 2005					
Gross book value	961,488	904,308	72,244	46,991	1,985,031
Accumulated depreciation and impairment	(323,437)	(497,248)	(51,368)	(225)	(872,278)
Net book value	**638,051**	**407,060**	**20,876**	**46,766**	**1,112,753**
Year ended 31 December 2006					
- additions and capitalizations	32,098	66,855	5,779	128,019	232,751
- depreciation for the year	(45,859)	(65,445)	(5,937)	-	(117,241)
- impairment	(9,086)	(970)	(62)	(253)	(10,371)
- reversal of impairment	1,395	274	4	1	1,674
- acquisition of subsidiary	11,893	1,737	126	159	13,915
- disposals	(6,262)	(648)	(127)	(17)	(7,054)
- sale of subsidiaries	(111,576)	(10,246)	(701)	(3,649)	(126,172)
- exchange adjustment	14,540	13,459	9	580	28,588
- transfer and capitalizations	13,344	(9,215)	(1,166)	(104,658)	(101,695)
Closing net book value	**538,538**	**402,861**	**18,801**	**66,948**	**1,027,148**
At 31 December 2006					
Gross book value	908,833	948,643	68,514	67,302	1,993,292
Accumulated depreciation and impairment	(370,295)	(545,782)	(49,713)	(354)	(966,144)
Net book value	**538,538**	**402,861**	**18,801**	**66,948**	**1,027,148**

When capital projects are completed the carrying value is transferred out of construction in progress and treated as an addition in the respective asset category.

Changes in estimates

As required by IAS 16 the Group has performed an annual revision of useful lives of property, plant and equipment and intangibles, resulting in a change of HUF 1,872 million in the consolidated current year profits, net of deferred tax.

Impairment

Impairment expenses of HUF 6,814 million and HUF 7,519 million were recorded with respect to the field abandonment provision for maturing and suspended fields in 2006 and 2005 respectively. In addition, certain filling stations to be decommissioned or with below-average throughput in Hungary, Slovakia and Romania are impaired, with a value of HUF 1,794 million and HUF 3,558 million in 2006 and 2005, respectively.

Leased assets

Property, plant and equipment includes machinery acquired under finance leases:

	2006 HUF million	2005 HUF million
Cost	1,053	687
Accumulated depreciation	(485)	(370)
Net book value	**568**	**317**

Borrowing costs

Property, plant and equipment include borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of HUF 2,081 million and HUF 4,074 million in 2006 and 2005, respectively. In 2006 and 2005 the applicable capitalisation rates were 4.1% and 8.4%, respectively.

Cushion gas transaction

On 22 December 2005 MOL Földgáztároló Zrt. ("Storage") signed an agreement with the Ministry of Economy and Transport on the transfer of ownership of approximately three billion cubic meters of cushion gas for HUF 60 billion. The majority of cushion gas, necessary for the normal operation of the underground gas storage business, was previously owned by the Hungarian State. After the closing of the transaction, Storage became the owner of all of the cushion gas, which is necessary for the operation of the four largest underground gas storage facilities. Storage guaranteed to the Hungarian State that it would not produce the cushion gas obtained during the transaction for 16 years. In return, the Hungarian State guaranteed a return to Storage equivalent to its Group return target. Cushion gas acquired was originally recorded among Land and Buildings in the consolidated balance sheet and subsequently disposed of together with the other assets of Storage in March 2006.

Pledged assets

Assets with an aggregate net book value of HUF 15,145 million have been pledged as collateral for loans utilized by TVK Erőmű Kft. and Tisza-WTP Kft. as of 31 December 2006. Value of pledged assets was HUF 13,726 million as of 31 December 2005.

5 Consolidated companies

Company name	Country (Incorporation /Branch)	Range of activity	Ownership 2006	Ownership 2005
Exploration and Production				
BHM OIL-Invest Ltd	Cyprus	Exploration investment management	100%	100%
Surgut Trading Ltd	Russia	Trade of crude oil	50%	50%
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
Hawasina GmbH	Switzerland / Oman	Exploration and production activity	100%	-
Lamorak Enterprises Ltd (former: MOL Tunisia Ltd)	Cyprus / Tunisia	Exploration and production activity	100%	100%
MOL CIS Ltd	Cyprus	Exploration investment management	100%	100%
ZMB Ltd (joint venture)	Russia	Exploration and production activity	50%	50%
SHM Seven Ltd (former MOL Greece Ltd)	Cyprus	Exploration investment management	100%	100%
NWOG-MOL Ltd	Russia	Exploration and production activity	100%	-
RUSI Ltd	Cyprus	Exploration financing	100%	100%
MOL Caspian Ltd	Cyprus	Exploration investment management	100%	100%
Ural Group Ltd (joint venture)	British Virgin Island	Exploration and production activity	28%	28%
Ural Oil Group Ltd (joint venture)	Kazakhstan	Exploration and production activity	28%	28%
MOL Pakistan Ltd	Netherlands / Pakistan	Exploration and production activity	100%	100%
MOL Syria Ltd	Netherlands / Syria	Exploration and production activity	100%	100%
MOL Yemen Ltd	Cyprus / Yemen	Exploration and production activity	100%	100%
UBA Services Ltd	Cyprus / Russia	Exploration investment management	100%	100%
USI Ltd	Cyprus	Exploration investment management	100%	-
BaiTex Llc	Russia	Exploration and production activity	100%	-
Natural Gas				
MOL Földgázellátó Zrt.	Hungary	Natural gas supply and trading	a)	100%
MOL Földgázszállító Zrt.	Hungary	Natural gas transmission	100%	100%
MOL Földgáztároló Zrt.	Hungary	Natural gas storage	a)	100%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%

Company name	Country (Incorporation /Branch)	Range of activity	Ownership 2006	Ownership 2005
Refining and Marketing				
Intermol d.o.o.	Serbia	Retail trade of fuels and lubricants	100%	100%
Mineralkontor GmbH	Germany	Trade of oil products	74%	74%
MOL-LUB Kft.	Hungary	Production and trade of lubricants	100%	100%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	100%	100%
MOL Romania PP s.r.l.	Romania	Retail and wholesale trade of fuels and lubricants	100%	100%
MOL RoComert s.r.l.	Romania	Retail trade of fuels and lubricants	b)	100%
MOL Slovenija d.o.o.	Slovenia	Retail trade of fuels and lubricants	100%	100%
Moltrans Kft.	Hungary	Transportation services	100%	100%
MOLTRADE Mineralimpex Zrt.	Hungary	Importing and exporting energetical products	100%	100%
M.P. Petroleum Distributie s.r.l.	Romania	Retail trade of fuels and lubricants	f)	-
Terméktároló Zrt.	Hungary	Oil product storage	74%	74%
Roth Heizöle GmbH	Austria	Trading of oil products	75%	75%
Alpenkohle Mineralölhandels GmbH	Austria	Trading of oil products	75%	75%
Egon von Lenz GmbH	Austria	Trading of oil products	75%	75%
Heizöl Blitz Stadler GmbH (joint venture)	Austria	Trading of oil products	75%	75%
Rumpold Energie & Brennstoffhandels GmbH	Austria	Trading of oil products	75%	75%
SC Aviation Petroleum s.r.l.	Romania	Wholesale trade	f)	-
Slovnaft Ceska Republika s.r.o. (Slovnaft sold to MOLTRADE Mineralimpex Zrt.)	Czech Republic	Wholesale and retail	100%	98%
Slovnaft a.s.	Slovakia	Refinery and marketing of oil and petrochemical products	98%	98%
Apollo Oil Rohstoffhandels GmbH	Austria	Trading of crude oil	66%	66%
Apollo Rafinéria s.r.o.	Slovakia	Wholesale and retail trade	98%	-
Meroco a.s. (joint venture)	Slovakia	Production of bio-diesel component (FAME)	25%	-
MOL Slovensko spol s.r.o.	Slovakia	Wholesale and retail trade	98%	98%
Slovnaft Montáže a opravy a.s.	Slovakia	Repairs and maintenance	98%	98%
Slovnaft Polska S.A.	Poland	Wholesale and retail trade	98%	98%
Slovnaft Trans a.s.	Slovakia	Transportation services	98%	98%
Slovnaft VÚRUP a.s.	Slovakia	Research & development	98%	98%
Slovnaft Ukrajina s.r.o.	Ukraine	Wholesale trade	88%	88%
Ukrslovnaft	Ukraine	Retail trade	83%	83%
SWS s.r.o.	Slovakia	Transport support services	50%	50%
Zväz pre skladovanie zásob a.s.	Slovakia	Wholesale and retail trade, warehousing	98%	-

Company name	Country (Incorporation /Branch)	Range of activity	Ownership 2006	Ownership 2005
Petrochemicals				
TVK Nyrt.	Hungary	Petrochemical production and trading	53%	52%
Tisza-WTP Kft.	Hungary	Feed water and raw water supply	0% e)	-
TVK Austria GmbH	Austria	Wholesale and retail trade	d)	27%
TVK Erőmű Kft.	Hungary	Power plant	14%, e)	14%, e)
TVK Inter-Chemol GmbH	Germany	Wholesale and retail trade	53%	52%
TVK Italia Srl.	Italy	Wholesale and retail trade	53%	52%
TVK France S.a.r.l. (former TVK-MOL-Chem S.a.r.l.)	France	Wholesale and retail trade	53%	52%
TVK Polska Sp.Zoo.	Poland	Wholesale and retail trade	53%	52%
TVK UK Ltd	England	Wholesale and retail trade	53%	52%
TVK Ukrajna tov.	Ukraine	Wholesale and retail trade	53%	-
Slovnaft Petrochemicals s.r.o.	Slovakia	Petrochemical production and trading	98%	98%
Corporate and other				
EMS Management Services Ltd	Cyprus	Management services	100%	100%
Explant Kft.	Hungary	Maintenance services	c)	100%
Hermész Kft.	Hungary	Consultancy	100%	100%
Magnolia Finance Ltd	Jersey	Financial services	0%, e)	-
MOL Reinsurance Ltd	Cyprus	Captive insurance	100%	100%
MOL-RUSS Ltd	Russia	Management services	100%	-
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Slovnaft Rekreacentrum a.s.	Slovakia	Operation of recreation facilities	a)	98%
TVK Ingatlankezelő Kft.	Hungary	Real estate management	53%	52%

a) Sold
b) Merged to MOL Romania PP s.r.l.
c) Merged to Petrolszolg Kft.
d) Liquidated
e) Consolidated as required by SIC-12 Consolidation - Special Purpose Entities
f) Demerged from MOL Romania PP s.r.l. and sold in 2006

6 Business combinations

BaiTex

MOL (through its 100%-owned subsidiary, USI Ltd) acquired 100% ownership interest in BaiTex Llc, Russia from VF-NEFT Development Llc and RusOil Llc, two Texas-based independent oil companies. After the receipt of the approval of the Federal Antimonopoly Service, the transaction was closed on 28 December 2006. BaiTex Llc owns the License to the subsoil under the Baituganskoye oil producing field in the Volga-Ural region, one of Russia's main oil producing provinces. The infrastructural provision of the area is good, the field has direct pipeline connection to the main Transneft pipeline system and significant refining capacities are also available by rail or truck.

The carrying and provisional fair values of the assets and liabilities of BaiTex Llc as of 31 December 2006 were as follows:

	Provisional fair values HUF million	**Carrying values HUF million**
Intangible assets	43,278	-
Property, plant and equipment, net	11,694	794
Other non-current assets	66	66
Inventories	149	149
Trade receivables, net	544	544
Other current assets	321	321
Cash and cash equivalents	95	95
Provision for liabilities and charges	(323)	(323)
Deferred tax liabilities	(13,011)	(8)
Trade and other payables	(234)	(234)
Provisional fair value of net assets	**42,579**	

Provisional fair values exceeding carrying amounts of intangible assets and property, plant and equipment represent possible, proved undeveloped and proved developed reserves acquired, respectively. Consideration relating to the acquisition consisted of the following:

	HUF million
Cost associated with the acquisition paid in 2006	41,589
Cost associated with the acquisition payable in 2007 (see Note 22)	990
Total consideration	**42,579**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	95
Cash paid	(41,589)
Net cash outflow	**(41,494)**

If the combination had taken place at the beginning of the year, the impact of the acquisition on the net income and revenues of the Group would not have been significant, as the operating activities of Baitex Llc have been limited throughout the year.

Surgut-7 project

MOL's Cypriot subsidiary, SHM Seven Ltd signed a sale and purchase agreement with the Russian company North-West Oil Group (NWOG) on the purchase of 100% of the NWOG-MOL project company for a consideration of HUF 3,547 million on 9 October 2006. After the receipt of the approval of the Federal Antimonopoly Service, the transaction was closed on 31 October 2006. The exploration licence of the Surgut-7 block is the sole property of the NWOG-MOL project company. The Surgut-7 block is located in the central part of Western-Siberia, approximately 10 km to the south-east from the area of the ZMB oilfield. The infrastructural provision of the area is good, the main pipeline passes at 8 km from the border of the block. The surface facilities of the ZMB field may provide synergy in case of a discovery.

The carrying and provisional fair values of the assets and liabilities of NWOG-MOL Ltd as of 30 November 2006 were as follows:

	Provisional fair values HUF million	**Carrying values HUF million**
Intangible assets	3,988	2,123
Property, plant and equipment, net	2	2
Other current assets	41	41
Cash and cash equivalents	10	10
Deferred tax liabilities	(448)	-
Trade and other payables	(46)	(46)
Provisional fair value of net assets	**3,547**	

Consideration relating to the acquisition consisted of the following:

	HUF million
Financing provided to the company before acquisition	2,569
Cost associated with the acquisition of the ownership	978
Total consideration	**3,547**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	10
Cash paid	(978)
Net cash outflow	**(968)**

If the combination had taken place at the beginning of the year, the impact of the acquisition on the net income and revenues of the Group would not have been significant, due to the limited, early-stage exploration activities of the project company.

Asset acquisition in Oman

On 28 June 2006 MOL (through its 100% owned Swiss subsidiary, Hawasina GmbH) signed an exploration and production sharing agreement (EPSA) for an onshore block located in North-Eastern Oman.

The 15,232 square kilometre block has possible depths of gas and condensate prone target reservoirs at depths between 2000 and 4000 metres. The infrastructure is well developed, Block 43 is in the proximity of the main pipeline and two refineries are located in the neighbourhood. A pipeline crossing over the Block enables gas transfer to the close gas processing plant and condensate export facilities. The block's geological structure is in many respects similar to the Tal Block in Pakistan where MOL performs successful operation.

The planned work program is flexible; it includes 300 km 2D seismic acquisition, after which drilling is optional based on the information gained from the seismic programme. The planned exploration budget for the two years programme is USD 8-10 million with an additional USD 14-16 million if the optional exploratory well is drilled.

7 Disposals

Gas business sales

MOL and E.ON Ruhrgas International AG (ERI) signed an agreement in November 2004 on the sale of a 75% stake less one share in MOL Földgázellátó Zrt. (wholesale, marketing and trading, "WMT") and in MOL Földgáztároló Zrt. ("Storage") and 50% stake in Panrusgáz Magyar-Orosz Gázipari Zrt. ("Panrusgáz"). The Panrusgáz sale required the consent of the other Panrusgáz shareholders.

On 12 January 2006, following the approval of the European Commission, MOL and ERI agreed, that the closing of the partial sale of MOL's midstream gas business would take place on 31 March 2006. Considering also the requirement set by the European Commission to fully divest WMT and Storage, MOL decided to sell 100% stake in WMT and Storage to ERI. The sale of the additional 25% plus one share stakes had been approved by the Hungarian Energy Office. Due to the requirements set by the European Commission and changes in the industrial and regulatory environment, the parties have modified the original sale and purchase agreement.

The sale was closed on 31 March 2006. The estimated EUR-denominated purchase prices and the settlement of loans given by MOL to Storage (the latter being HUF 147,400 million as at the closing date) were paid by ERI at closing based on the forecasted accounts of WMT and Storage as at 31 March 2006. The final purchase prices were dependent on the actual levels of debt and working capital on the date of the closing. In case of WMT the final purchase price was further subject to a number of price adjustment considerations. With respect to these adjustments HUF 39,464 million from the consideration received – being the maximum amount of all future financial exposures of MOL regarding this transaction - was accrued at closing. The settlements of these price adjustments take place semi-annually until the end of 2009.

A difference of HUF 812 million between the estimated and final consideration of Storage was repaid by MOL in 2006. On financial settlement HUF 29 million foreign exchange loss has been recognized. The effect of finalization of purchase price based on the difference between the actual and forecast financial position of WMT has been recorded in 2006 but the financial settlement will be made in 2007. The amount of the liability derived from the difference between the estimated and final purchase price of WMT was HUF 11,852 million at closing and HUF 11,261 million (see Note 22) as of 31 December 2006.

The total gain on the gas business sale transaction, net of accrued considerations is HUF 82,636 million.

Carrying amount of disposed assets and liabilities of WMT and Storage as of 31 March 2006 and analysis of net cash inflow on sales of the subsidiaries is the following:

	HUF million
Intangible assets	3
Property, plant and equipment	119,725
Deferred tax assets	10,460
Other non-current assets	3
Inventories	15,900
Trade receivables	86,031
Other current assets	17,215
Cash and cash equivalents	13,408
Total assets	**262,745**
Trade and other payables	(119,870)
Provisions	(562)
Total liabilities	**(120,432)**
Net assets sold	142,313
Net gain realized on disposal (see Note 36)	82,636
Accrued consideration of WMT	39,464
Unsettled purchase price difference on sale of WMT payable to ERI	11,852
Realized foreign exchange loss on settlement of price adjustment related to Storage	(29)
Cash consideration including repayment of inter-company loan	**276,236**

The analysis of net cash inflow on sale of WMT and Storage:

Net cash disposed of during the sale	(13,408)
Cash consideration	276,236
Net cash inflow	**262,828**

Retail portfolio optimization in Romania

MOL has signed a sale and purchase agreement with SC Petrom S.A. on the sale of 30 retail stations in Romania. The transaction includes the sale of MP Petroleum and MOL's Romanian Aviation business. Carrying amounts of assets and liabilities of SC Aviation Petroleum s.r.l. and M.P. Petroleum Distributie s.r.l. as of 31 October 2006 were as follows:

	HUF million
Intangible assets	1
Property, plant and equipment	6,002
Other non-current assets	-
Inventories	606
Trade receivables	232
Other current assets	1,547
Cash and cash equivalents	1,015
Total assets	**9,403**
Trade and other payables	(569)
Provision	(32)
Other non-current liabilities	(1,884)
Translation reserves	(670)
Total liabilities	**(3,155)**
Net assets sold	6,248
Net gain realised on disposal	3,612
Cash consideration	**9,860**

The analysis of net cash inflow on the disposal of SC Aviation Petroleum s.r.l. and MP Petroleum Disributie s.r.l.:

Net cash disposed during the sale	(1,015)
Cash consideration	9,860
Net cash inflow	**8,845**

Divestment of recreation facilities operator

As at 10 February 2006 the Group has signed a sale agreement with the company Hotel Senec a.s. on the sale of 100% interest in Rekreacentrum a.s., a recreation facility operator subsidiary of Slovnaft.

Carrying amounts of assets and liabilities of Rekreacentrum a.s. as of 28 February 2006 were as follows:

	HUF million
Intangible assets	-
Property, plant and equipment	440
Other non-current assets	-
Inventories	13
Trade receivables	20
Other current assets	-
Cash and cash equivalents	6
Total assets	**479**
Trade and other payables	(82)
Provision	(7)
Other non-current liabilities	-
Total liabilities	**(89)**
Net assets sold	390
Net gain realised on disposal	68
Cash consideration	**458**

The analyses of net cash inflow on the disposal of Rekreacentrum a.s. are as follows:

Net cash disposed during the sale	(6)
Cash consideration	458
Net cash inflow	**452**

8 Joint ventures

ZMB Joint Venture

The Group's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December 2006 and 2005 and for the years then ended:

	2006 HUF million	2005 HUF million
Current assets	9,595	24,733
Non-current assets	22,447	26,096
	32,042	50,829
Current liabilities	3,773	5,056
Non-current liabilities	1,795	3,009
	5,568	8,065
Net assets	**26,474**	**42,764**
Net sales	81,437	68,536
Cost of sales	(12,621)	(10,258)
Other expenses	(50,055)	(31,277)
Financial (expense) / income, net	59	(17)
Profit before income tax	18,820	26,984
Income tax expense	(7,218)	(6,441)
Net profit	**11,602**	**20,543**

Fedorovsky exploration project

MOL (through its 100%-owned subsidiary, MOL Caspian Ltd) owns a 27.5% share in the Fedorovsky exploration block, located in North Western Kazakhstan. The three party consortium included MOL, American First International Oil Company (FIOC) with 22.5% share and Exploration Venture Limited with the remaining stake. MOL is acting as operator from February 2005, during the exploration phase. Further exploration of Zhaursuat well was suspended in January 2007 due to mechanical limitations to produce commercial volumes. As a consequence, the Group's share previously capitalized exploration costs of HUF 1,199 million have been impaired.

The Group's share of assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December 2006 and 2005 representing 27.5% share:

	2006 HUF million	**2005 HUF million**
Current assets	887	701
Non-current assets	1,311	1,537
	2,198	2,238
Current liabilities	272	834
Non-current liabilities	-	11
	272	845
Net assets	**1,926**	**1,393**
Net sales	202	192
Material type expenses	(284)	(276)
Personal type expenses	(127)	(82)
Depreciation, depletion and amortization	(1,205)	(2,111)
Other operating expenses	(389)	(277)
Financial income/(expense), net	(11)	(636)
Loss before income tax	(1,814)	(3,190)
Income tax expense	(20)	-
Net loss	**(1,834)**	**(3,190)**

Joint venture for bio-diesel component production

In August 2006 the Group entered into a Term sheet for future Co-operation Agreement with the company ENVIEN a.s. the only shareholder of a dormant company Meroco a.s. The Group and ENVIEN a.s. agreed the conversion of the Meroco a.s. into a Joint Venture and the operation of the Joint Venture for the production of fatty-acid-methyl-ester (FAME), a component of bio-diesel. As at 11 October 2006 the Group acquired 25%+1 share ownership interest in Meroco a.s. via a share capital increase of HUF 303 million (of which HUF 94 million were paid in 2006) and concluded a share purchase option to acquire an additional 24% stake in the joint venture in the year 2008.

The fair value of identifiable assets, liabilities and contingent liabilities of the Meroco a.s. were immaterial as at the date of acquisition and did not differ materially from their book values.

The Group's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December 2006 and for the year then ended representing 25% share:

	2006 **HUF million**
Current assets	80
Non-current assets	205
	285
Current liabilities	73
Non-current liabilities	132
	205
Net assets	**80**
Net sales	-
Cost of sales	-
Other expenses	(21)
Financial (expense) / income, net	-
Profit before income tax	(21)
Income tax expense	-
Net profit	**(21)**

9 Investments in associated companies

Company name	Country	Activity	Ownership 2006	Ownership 2005	Net book value of investment 2006 HUF million	Net book value of investment 2005 HUF million
INA Group	Croatia	Integrated oil and gas company	25%	25%	130,142	124,207
Panrusgáz Zrt.	Hungary	Natural gas trading	a)	50%	a)	742
Messer Slovnaft s.r.o	Slovakia	Production of technical gases	48%	48%	680	660
Other associated companies					747	745
Total					**131,569**	**126,354**

a) Sold in 2006

Sale of Panrusgáz

The sale of the 50% stake of Panrusgáz Zrt. to E.ON Ruhrgas International was closed on 31 October 2006. Estimated purchase price was paid by E.ON at closing based on the forecast 31 October 2006 balance sheet of Panrusgáz. The final purchase price was determined based on the actual level of debt and working capital on the date of the closing. The difference between the estimated and final purchase price is not significant and will be settled in 2007. MOL realized HUF 98 million gain on the transaction in addition to Panrusgáz contribution to the net profit of the Group HUF 666 million until its divestition.

INA Group

The Group's interest (25%) in INA Group was as follows:

	2006 HUF million	2005 HUF million
Share of the associate's balance sheet:		
Non-current assets	150,297	135,696
Current assets	60,447	61,813
Non-current liabilities	(24,249)	(20,241)
Current liabilities	(56,353)	(53,061)
Net assets	**130,142**	**124,207**
Share of the associate's income statement:		
Total operating revenue	216,749	181,123
Net income attributable to equity-holders	4,356	4,393
Carrying amount of the investment	**130,142**	**124,207**

The figures representing the Group's interest in INA Group above has been prepared in accordance with IFRS, using accounting policies which conform to those used by the Group for like transactions and events in similar circumstances.

In December 2006 through a public offering of 1,500,000 shares of INA (with an over-allotment option of a further 200,000 shares), the company has been introduced to the Zagreb Stock Exchange and (in the form of GDRs) to the London Stock Exchange. Based on the 31 December 2006 share price quotations, the fair value of the Group's 25% investment in the company is HUF 196,711 million.

10 Investments in other companies

Company name	Net book value of investment 2006 HUF million	Net book value of investment 2005 HUF million
Chemická zdravotná poisťovňa Apollo a.s.	740	-
Doplnková dôchodková spoločnosť Tatra banky, a. s. (DDP Pokoj)	a)	-
AGIP Hungária Zrt.	58	56
Danuoil	55	55
Other	384	375
Total	**1,237**	**486**

a) Sold in 2006

Apollo zdravotná poisťovňa, a.s., a health insurance company 51% of which is owned by Slovnaft was not consolidated in the previous years due to strong regulations over the health care sector in the Slovak Republic which prevented the Group from exercising control. Since no financial benefit was expected from the investment its carrying value was fully impaired. During 2005 following changes in the legislation it was transformed into a joint stock company. Before transformation in June 2005 the Group had entered into an agreement of future sale of the shares of the transformed entity with the company E.I.C., a.s.. The Group has also entered into call and put options with the same strike price related to all the shares of the transformed entity. As a result of this contractual arrangement the Group still did not posses control over the entity and it was excluded from the consolidation. In December 2006 the Group has concluded the share sale agreement. Closing of the transaction is a subject to antimonopoly approval. The selling price set in the agreement was used as the fair value for the revaluation of the shares in the accompanying financial statements as at 31 December 2006.

In the previous years Doplnková dôchodková spoločnosť Tatra banky, a. s. (former DDP Pokoj), a supplementary pension insurance company 33% of which was owned by Slovnaft was not accounted for using equity method due to strong regulation over the supplementary retirement insurance imposed by the state. These regulations prevented the Group from participating in decision making on financial and operating policies. Since no financial benefit was expected from the investment its carrying value was fully impaired. During 2005 following the changes in the legislation the entity has started its transformation into a joint stock company. This transformation has been completed in April 2006. Subsequently, the Group has sold its shares to Tatra Group Finance, s.r.o. and has realised a gain of HUF 1,420 million on this sale.

11 Other non-current assets

	2006 HUF million	2005 HUF million
Prepaid mining royalty	17,635	20,000
Net receivable from currency risk hedging derivatives (see Note 31 iv)	6,013	4,380
Loans given	1,827	4,695
Advance payments for assets under construction	1,155	1,288
Total	**26,630**	**30,363**

Mining royalty of HUF 20,000 million in 2005 was prepaid for fixing the level of mining royalty payable in the future and for the extension of exploration rights at certain Hungarian upstream concessions. The prepayment is amortized to the income statement beginning from January 2006 based on the expected production level of the fields until 2020.

12 Inventories

	2006 At cost HUF million	2006 Lower of cost or net realisable value HUF million	2005 At cost HUF million	2005 Lower of cost or net realisable value HUF million
Purchased natural gas	-	-	81,774	81,774
Work in progress and finished goods	120,934	120,641	129,448	129,223
Other raw materials	22,908	22,022	24,610	23,484
Purchased crude oil	22,415	22,415	20,748	20,748
Other goods for resale	16,085	15,952	10,289	9,756
Total	**182,342**	**181,030**	**266,869**	**264,985**

Due to changes in national legislation, Slovnaft Polska, a Polish subsidiary is required to maintain a certain level of obligatory stocks of fuel. This level is determined from the volumes imported during the preceding calendar year and was an equivalent of HUF 11,517 million at 31 December 2006.

13 Trade receivables, net

	2006 HUF million	2005 HUF million
Trade receivables	239,861	298,779
Provision for doubtful receivables	(9,875)	(9,431)
Total	**229,986**	**289,348**

Trade receivables are non-interest bearing and are generally on 30 days' terms.

14 Investments

	2006 HUF million	2005 HUF million
Investments available for sale	360	360
Investments held to maturity (zero-coupon treasury notes)	306	159
Total	**666**	**519**

Investments available for sale as at 31 December 2006 and 2005 represent unquoted equity instruments held in certain non-core entities for which determination of fair value is not practicable at this stage. These investments are carried at cost less accumulated impairment losses.

15 Other current assets

	2006 HUF million	2005 HUF million
Prepaid and recoverable taxes and duties	31,990	40,157
Prepaid excise taxes	4,310	6,652
Advances to suppliers	2,930	1,795
Prepaid expenses and accrued income	2,793	2,951
Receivables from exploration partners	2,550	2,042
Prepaid rent	2,134	1,898
Loans receivable	1,412	405
Interest receivable	1,028	118
Advance payments for inventories	781	75
Receivables from employees	236	635
Receivables from municipalities	64	1,305
Bills of exchange receivable	-	4,433
Other	3,949	3,171
Total	**54,177**	**65,637**

16 Cash and cash equivalents

	2006 HUF million	2005 HUF million
Cash at bank – HUF	17,369	20,011
Cash at bank – EUR	15,756	15,343
Cash at bank – SKK	8,068	3,410
Cash at bank – USD	6,878	10,804
Cash at bank – CZK	3,957	973
Cash at bank – PLN	888	756
Cash at bank – other currencies	5,760	4,900
Short-term bank deposits – EUR	239,273	554
Short-term bank deposits – USD	69,917	387
Short-term bank deposits – HUF	18,931	312
Short-term bank deposits – SKK	9,445	3,273
Cash equivalents	107	874
Cash on hand – HUF	2,065	1,604
Cash on hand – other currencies	690	969
Total	**399,104**	**64,170**

In case of cash at bank (current accounts) and short-term bank deposits in different currencies the usual ranges of interest rates were the following:

Current accounts	2006	2005
EUR	1.7% - 3.3%	1.3% - 2.0%
USD	3.8% - 5.0%	1.8% - 4.0%
HUF	5.3% - 7.7%	5.3% - 9.2%
SKK	1.5% - 5.8%	0.3% - 3.0%
Short-term bank deposits		
EUR	2.2% - 3.6%	1.7% - 2.3%
USD	2.5% - 5.4%	2.2% - 4.2%
HUF	5.0% - 9.0%	5.2% - 9.9%
SKK	1.6% - 5.9%	0.6% - 7.7%

17 Share capital

As of 31 December 2006, the issued share capital is HUF 109,330 million, consisting of 109,329,797 series "A", one series "B" and 578 series "C" shares. As of 31 December 2005, the issued share capital was HUF 108,985 million, consisting of 108,984,671 series "A", one series "B" and 578 series "C" shares.

Outstanding share capital as of 31 December 2006 and 2005 is HUF 83,467 million and HUF 94,020 million, respectively.

Ordinary shares of the series "A" have a par value of HUF 1,000 and ordinary shares of the series "C" have a par value of HUF 1,001. Every "A" class share with a par value of HUF 1,000 each (i.e. one thousand forint) entitles the holder thereof to have one vote and every "C" class share with a par value of 1,001 each (i.e. one thousand one forint) entitles the holder to have one and one thousandth vote, with the following exceptions. No shareholder or shareholder group may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian Privatization and State Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares.

Series "B" share is a voting preference share with a par value of HUF 1,000 that entitles the holder thereof to preferential rights as specified in the present Articles of Association. The "B" series share is owned by APV Zrt., exercising ownership rights on behalf of the Hungarian State. The "B" series share entitles its holder to one vote in accordance with its nominal value, except as follows:

The holder of the "B" series share shall exercise 50% plus one vote in the election or dismissal of one member of the Board of Directors identified by name, and one member of the Supervisory Board identified by name, irrespective of the amount of voting equity present at the general meeting.

The supporting vote of the holder of "B" series of share is required to adopt decisions in the following matters:

- decision on the transformation of the Company and termination of it without legal successor as well as changing the operational form of the Company;
- decision on alteration of the rights attached to specific share categories, or issuing new share categories, or amending Articles of Association, provided that this may affect rights attached to the "B" series of share;
- decision on amending certain provisions of Articles of Association;
- decision on transferring control over the crude oil refineries of the Company located in Százhalombatta or Tiszaújváros;
- decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25%+1 vote.

Based on the authorization granted in the Articles of Association the Board of Directors is entitled to increase the share capital until 27 April 2010 in one or more installments by not more than 15% of the share capital effective as of the date of the authorization through public issue or private placement of ordinary shares, and the total amount of such capital increase shall not exceed HUF 16,292,816,486. The Board of Directors is entitled to increase the share capital through private placement of new shares within the time and value limits set in this authorization exclusively for the purposes of implementation of its strategic goals through exchange of shares or as consideration for the acquisition of shares and/or assets of other companies.

Share capital increases

Based on the authorization granted in the Articles of Association the Board of Directors is entitled to conditionally increase the share capital until 1 September 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of convertible bonds convertible into series (or to the supplanter of these series) of registered ordinary "A" shares for the purpose of the implementation of the Company's long term incentive scheme. On the basis of the aforementioned authorizations until 31 December 2006 shares with a par value of HUF 1,102,980,000 and until 31 December 2005 shares with a par value of HUF 757,854,000 were issued.

Treasury share transactions

Share purchase from APV Zrt.

On 1 December 2005 MOL signed call option agreement with APV Zrt. (State Privatisation and Holding Company). According to the agreement, MOL was entitled to purchase 10,898,525 "A" Series MOL shares (representing 10% of MOL's registered capital) owned by APV Zrt. during two option periods between 10 and 30 December 2005 and between 1 May and 27 October 2006. Cost of HUF 692 million associated with the transaction was recognised directly in equity.

MOL exercised its option right on 29 May 2006 and purchased 10,898,525 "A" series MOL ordinary shares from APV Zrt. in a stock exchange transaction. The purchase price was the weighted average stock exchange price of MOL shares for 90 trading days prior to 8 May 2006, equaling HUF 21,760 per share. Following the settlement of the stock exchange transaction (30 May 2006) the ownership of APV Zrt. decreased from 11.74% to 1.74%. Until 31 December 2006 APV Zrt. sold its 1.74% share through a public offering. As a consequence APV Zrt. has only one "A" series MOL ordinary share and the one "B" series voting preference share.

Shares held by BNP Paribas

On 23 December 2005 MOL, the Slovnaft's former owner, the Slovintegra-Slovbena ("SISB") shareholder group, and BNP Paribas SA ("BNP") signed an agreement whereby MOL has appointed BNP to exercise its call option on shares held by SISB, and BNP exercises its option to purchase 7,552,874 "A" series MOL shares from SISB. Following completion of the transaction, MOL received an American call option on 7,552,874 "A" series MOL shares from BNP, and BNP received a European put option on the same number of MOL shares from MOL. For both options the expiration date was 18 December 2006 and the exercise price was HUF 7,645 per share. The exercise price was based on option agreements concluded between MOL and SISB in November 2002. The increase in the corresponding liability of HUF 11,876 million was removed from equity.

Furthermore, BNP and MOL signed an agreement on 10 April 2006 regarding Series "A" Ordinary Shares of MOL previously held in treasury. According to this agreement, MOL sold 1,404,217 Series "A" Ordinary Shares of MOL to BNP in a stock exchange transaction at market price on the Budapest Stock Exchange. Simultaneously with the share purchase agreement, MOL and BNP entered into option agreements, pursuant to which upon the completion of the transaction MOL received an American call option on these shares from BNP and BNP received a European put option on the same number of MOL shares from MOL. For both options the expiration date was 18 December 2006 and the exercise price was equal to the original selling price.

BNP and MOL signed agreements on 13 December 2006 regarding Series "A" Ordinary Shares of MOL held by BNP extending the option rights on MOL shares held by BNP until 18 December 2007. Following completion of the transaction, MOL received an American call option on 8,957,091 "A" series MOL shares from BNP, and BNP received a European put option on the same number of MOL shares from MOL.

The exercise price for 7,552,874 shares (Tranche A) is USD 35.44 per share, while the exercise price for 1,404,217 shares (Tranche B) is USD 110.50 per share. The exercise prices were based on the original agreements signed on 23 December 2005 (Tranche A) and on 10 April 2006 (Tranche B).

Issuance of exchangeable capital securities

On 13 March 2006, MOL signed a share purchase agreement to sell 6,007,479 Series "A" Ordinary Shares of MOL held in treasury to Magnolia Finance Limited ("Magnolia"), incorporated in Jersey, which thereby acquired 5.58% influence in MOL.

Magnolia announced the sale of up to EUR 610 million of perpetual exchangeable capital securities (the "Capital Securities"), exchangeable into the Series "A" Ordinary Shares of MOL between 20 March 2011 and 12 March 2016 ("Exchange Period"), to international financial investors outside the United States, Canada, Jersey, Japan, Hungary and Poland. Capital Securities were sold at nominal value and with a fixed coupon payment of 4.00% per annum for the first ten years, based on an exchange rate of HUF 26,670 per share.

MOL, concurrently with the sale of ordinary shares, entered into a swap agreement in principle with Magnolia that gave MOL a call option to buy back all or some of the Series "A" Ordinary Shares of MOL, in certain limited circumstances at a volume - weighted average price during a certain period before exercising the option right. Additionally, in case the Capital Securities holders did not or partially exercised their conversion right, upon expiration of the Exchange Period and quarterly afterwards MOL is entitled to buy back the Series "A" ordinary shares, which have not been exchanged yet. In case Magnolia redeems the Capital Securities after 2016 and the market price of ordinary MOL shares is below EUR 101.54 per share, MOL will pay the difference.

MOL does not have any direct or indirect equity interest in or control rights over Magnolia, but consolidates Magnolia for IFRS purposes in line with the requirements of SIC 12 – Consolidation: Special Purpose Entities.

The issuance of Capital Securities by Magnolia resulted in an increase of equity attributable to minority interest of HUF 121,164 million, net of transaction costs. Holders of the capital securities of Magnolia received a total coupon payment of HUF 4,927 million in 2006 and the dividend for MOL shares held by Magnolia was also settled (HUF 1,929 million). Both of these have been recorded directly against equity attributable to minority interest.

The conversion option of the holders of Capital Securities has been recorded as Other non-current liability (see Note 21), the fair valuation of which is recognized in income statement. The fair value of this derivative financial liability upon inception has been HUF 37,453 million. Since its issuance, the fair valuation impact of the option was HUF 14,131 million, recorded as financial expense in the accompanying consolidated income statement.

Changes in the number of ordinary, treasury and authorized shares

Series "A" and "B" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding	Authorised number of shares
31 December 2004	**108,618,198**	**(5,337,439)**	**(8,646,640)**	**94,634,119**	**125,164,549**
Employee and management benefit plans	-	80,358	-	80,358	-
Sales	-	5,500	-	5,500	-
Repurchase from previous Slovnaft shareholders	-	(756,000)	756,000	-	-
Sales to third parties by previous Slovnaft shareholders	-	-	337,766	337,766	-
Purchases	-	(1,404,115)	-	(1,404,115)	-
Conversion of convertible bonds to "A" series shares	366,474	-	-	366,474	-
31 December 2005	**108,984,672**	**(7,411,696)**	**(7,552,874)**	**94,020,102**	**125,164,549**
Employee and management benefit plans	-	43,977	-	43,977	-
Sale to Magnolia Finance Ltd	-	6,007,479	(6,007,479)	-	-
Sale to BNP Paribas	-	1,404,217	(1,404,217)	-	-
Purchase from APV Zrt.	-	(10,898,525)	-	(10,898,525)	-
Other Purchases	-	(43,977)	-	(43,977)	-
Conversion of convertible bonds to "A" series shares	345,126	-	-	345,126	-
31 December 2006	**109,329,798**	**(10,898,525)**	**(14,964,570)**	**83,466,703**	**125,164,549**

Series "C" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding
31 December 2004	**578**	**(369)**	**(209)**	**-**
New shares issued	-	-	-	-
Sales	-	-	-	-
Purchases	-	(209)	209	-
31 December 2005	**578**	**(578)**	**-**	**-**
New shares issued	-	-	-	-
Sales	-	-	-	-
Purchases	-	-	-	-
31 December 2006	**578**	**(578)**	**-**	**-**

18 Dividends

The dividend approved by the shareholders at the Annual General Meeting in April 2006 in respect of 2005 was HUF 35,000 million, equivalent to HUF 321.14 per issued share. The total amount of reserves legally available for distribution based on the statutory company only financial statements of MOL Nyrt. is HUF 918,121 million and HUF 730,904 million as of 31 December 2006 and 2005, respectively. Dividend proposed by the Board of Directors to the Annual General Meeting in respect of 2006 will be HUF 50,000 million.

19 Long-term debt

	Weighted average interest rate 2006 %	Weighted average interest rate 2005 %	Maturity	2006 HUF million	2005 HUF million
Unsecured bonds in EUR	4.09	3.93	2015	189,771	189,981
Unsecured bank loans in EUR	5.53	2.46	2009	132	97,340
Unsecured bank loans in USD	-	3.86	-	-	77,279
Unsecured bank loans in HUF	-	6.55	-	-	28
Secured bank loans in EUR	3.65	3.05	2018	10,798	9,778
Convertible bonds in HUF (see Note 37)	6.61	8.41	2008	3,880	5,820
Financial lease payable	7.29	-	2012	384	246
Other	3.16	-	-	4,792	4,166
Total				**209,757**	**384,638**
Current portion of long-term debt				1,478	87,794
Total long-term debt, net of current portion				**208,279**	**296,844**

Secured loans were obtained for specific capital expenditure projects and are secured by the assets financed from the loan.

Maturity of long-term debt as of 31 December 2006 and 2005 is the following:

	2006 HUF million	2005 HUF million
Maturity two to five years	7,989	97,183
Maturity over five years	200,290	199,661
Total	**208,279**	**296,844**

The Group has finance leases for various items of plant and machinery. These leases have terms of renewal but no purchase options and escalation clauses. Renewals are at the option of the specific entity that holds the lease.

Present values of financial lease liabilities as of 31 December 2006 and 2005 respectively are as follows:

	2006 HUF million	2005 HUF million
Maturity not later than 1 year	130	97
Maturity two to five years	203	149
Maturity over five years	51	-
Total	**384**	**246**

Finance lease liabilities – minimum lease payments:

	2006 HUF million	2005 HUF million
Within 1 year	141	97
Between 2 and 5 years	194	149
Later than 5 years	51	-
Total	**386**	**246**

20 Provisions for liabilities and charges

	Environmental HUF million	Redundancy HUF million	Severance payment redemption HUF million	Long-term employee retirement benefits HUF million	Field operation suspension HUF million	Legal claims HUF million	Other HUF million	Total HUF million
Balance as of 31 December 2004	**31,160**	**8,897**	**24,966**	**3,006**	**26,777**	**3,445**	**1,434**	**99,685**
Acquisition / (sale) of subsidiaries	64	-	-	-	-	-	116	180
Additions and revision of previous estimates	923	2,189	-	500	52,910	(1,862)	1,551	56,211
Unwinding of the discount	1,971	422	-	216	2,193	-	-	4,802
Currency differences	290	94	-	(57)	21	46	14	408
Provision used during the year	(6,869)	(6,792)	(24,966)	-	(236)	(863)	(1,259)	(40,985)
Balance as of 31 December 2005	**27,539**	**4,810**	**-**	**3,665**	**81,665**	**766**	**1,856**	**120,301**
Acquisition / (sale) of subsidiaries	(64)	-	-	(51)	285	(324)	(276)	(430)
Additions and revision of previous estimates	1,959	214	-	349	(1,428)	217	3,524	4,835
Unwinding of the discount	1,260	113	-	238	4,503	-	-	6,114
Currency differences	628	43	-	109	(24)	1	58	815
Provision used during the year	(3,948)	(3,146)	-	(128)	(467)	(177)	(616)	(8,482)
Balance as of 31 December 2006	**27,374**	**2,034**	**-**	**4,182**	**84,534**	**483**	**4,546**	**123,153**
Current portion 2005	8,724	1,774	-	44	205	735	774	12,256
Non-current portion 2005	18,815	3,036	-	3,621	81,460	31	1,082	108,045
Current portion 2006	5,144	1,441	-	16	610	381	2,915	10,507
Non-current portion 2006	22,230	593	-	4,166	83,924	102	1,631	112,646

Environmental provision

As of 31 December 2006 provision of HUF 27,374 million has been made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar, in Hungary and Slovakia. The provision is made on the basis of assessments prepared by MOL's internal environmental audit team. In 2006, an independent environmental auditor firm has reviewed MOL's internal assessment policies and control processes and validited those. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash flows discounted using estimated risk-free real interest rates.

Provision for Redundancy

As part of the continuing efficiency improvement project initiated in 2005, MOL Nyrt., Slovnaft a.s. and other Group members decided to further optimize workforce. As the management is committed to these changes and the restructuring plan was communicated in detail to parties involved, the Group recognised a provision for the net present value of future redundancy payments and related tax and contribution. The project is in progression and is expected to be finished by 2009. The closing balance of provision for redundancy is HUF 2,034 million and HUF 4,810 million as of 31 December 2006 and 2005, respectively.

Provision for Field Operation Suspension Liabilities

As of 31 December 2006 provision of HUF 84,534 million has been made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 9% of these costs are expected to be incurred between 2007 and 2011 and the remaining 91% between 2012 and 2040. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates. Activities related to field suspension, such as plugging and abandoning wells upon termination of production and remediation of the area are performed in a combination of hiring external resources (until 2012) and by establishing such functions within the Group (from 2010 until 2040). Based on the judgment of the management, there will be sufficient capacity available for these activities in the area. As required by IAS 16 – Property, Plant and Equipment, the qualifying portion of the provision has been capitalized as a component of the underlying fields.

Provision for Long-term Employee Retirement Benefits

As of 31 December 2006 the Group has recognised a provision of HUF 4,182 million to cover its estimated obligation regarding future retirement benefits payable to current employees expected to retire from group entities. MOL, Slovnaft and TVK operate benefit schemes that provide lump sum benefit to all employees at the time of their retirement. MOL employees are entitled for 3 times of their final monthly salary regardless of the period of service, while TVK and Slovnaft provide a maximum of 2 and 11 months of final salary respectively, depending on the length of service period. None of these plans have separately administered funds. The value of provision has been determined using the projected unit credit method, based on financial and actuarial variables and assumptions that reflect relevant official statistical data and are in line with those incorporated in the business plan of the Group. Principal actuarial assumptions state an approximately 2% difference between the discount rate and the future salary increase.

	2006 HUF million	2005 HUF million
Balance as of the beginning of the period	**3,665**	**3,006**
Acquisitions	(51)	-
Past service cost	119	101
Current service cost	615	429
Unwinding of the discount	238	216
Provision used during the year	(128)	-
Revision of previous estimates	(326)	(88)
Actuarial gains and (losses)	(59)	58
Foreign exchange rate gain or (loss)	109	(57)
Balance as at year end	**4,182**	**3,665**
Past service cost not yet recognized	1,928	1,811
Present value of total defined benefit obligation at year end	6,110	5,476

Legal and Other Provisions

Legal and other provisions include provision for abandonment costs of fuel stations to be closed, for legal disputes (See Note 32) and for other minor future payment obligations.

21 Other non-current liabilities

	2006 HUF million	2005 HUF million
Conversion option of exchangeable capital securities issued by Magnolia Finance Ltd (See Note 17)	51,584	-
Government grants received	5,148	4,930
Long-term incentives payable	106	196
Other	43	260
Total	**56,881**	**5,386**

22 Trade and other payables

	2006 HUF million	2005 HUF million
Trade payables	213,103	274,422
Taxes, contributions payable	82,057	76,473
Transferred "A" shares with put and call options attached (See Note 17)	79,990	54,207
Accrued consideration of WMT (See Note 7)	37,944	-
Unsettled purchase price difference on sale of WMT (See Note 7)	11,261	-
Amounts due to employees	9,655	9,090
Gas purchase subsidy assigned to E.ON Földgáz Trade Zrt.	7,359	6,707
Discount payable to customers	4,198	2,521
Advances from customers	4,015	1,926
Fee payable for strategic inventory storage (MSZKSZ)	3,606	2,854
Custom fees payable	3,521	2,460
Accrued expenses	2,572	5,089
Bank interest payable	766	306
Unsettled consideration of BaiTex acquisition (see Note 6)	990	-
Other	7,423	8,628
Total	**468,460**	**444,683**

Trade payables are non-interest bearing and are normally settled on 30-day terms.

23 Short-term debt

	2006 HUF million	2005 HUF million
Unsecured bank loans in EUR	1,268	1,800
Unsecured bank loans in other currencies	902	6
Other	5	679
Total	**2,175**	**2,485**

24 Net sales by geographical area

	2006 HUF million	2005 HUF million
Hungary	1,336,627	1,279,304
Austria	281,007	255,395
Slovakia	243,299	194,419
Czech Republic	195,655	167,059
Romania	152,752	75,024
Croatia	125,708	31,848
Poland	125,659	105,450
Germany	117,740	90,186
Rest of Central-Eastern Europe	69,602	62,774
Rest of Europe	217,785	172,931
Rest of the World	25,227	20,774
Total	**2,891,061**	**2,455,164**

25 Other operating income

	2006 HUF million	2005 HUF million
Gain on sales of Subsidiaries (See Note 7)	86,316	-
Exchange gains of trade receivables and payables	6,849	-
Release of provisions	1,784	2,433
Reversal of impairment of intangibles, property, plant and equipment	1,681	2,111
Penalties received	1,598	3,076
Gain on sales of intangibles, property, plant and equipment	1,124	2,452
Grants and subsidies received	556	883
Discounts received	131	136
Proceeds from damages	101	103
Reversal of impairment of receivables	-	3,469
Other	7,051	3,787
Total	**107,191**	**18,450**

26 Personnel expenses

	2006 HUF million	2005 HUF million
Wages and salaries	72,323	67,658
Social security	23,783	23,617
Other personnel expenses	11,040	14,492
Pension costs and post-employment benefits	606	530
Expense of share-based payments (See Note 38)	2,438	1,577
Total	**110,190**	**107,874**

27 Other operating expenses

	2006 HUF million	2005 HUF million
Mining royalties	147,651	90,650
Taxes and contributions	44,085	34,344
Contribution to strategic inventory storage (MSZKSZ)	15,529	14,438
Rental costs	13,305	12,348
Other external services	8,101	9,171
Consultancy fees	7,705	6,250
Insurance	4,939	7,852
Advertising expenses	4,471	4,117
Outsourced bookkeeping services	4,148	3,562
Site security costs	3,975	3,697
Provision for doubtful receivables	3,877	-
Cleaning costs	3,107	3,111
Provision for legal and other claims and revision of previous estimates	2,628	127
Bank charges	2,204	3,941
Environmental provision made during the year	1,959	923
Environmental protection expenses, net	1,547	743
Slovnaft penalty	1,037	8,590
Environmental levy	991	957
Damages	893	382
Exchange loss of trade receivables and payables	-	8,546
Loss on sales of intangibles, property, plant and equipment	-	315
Other	6,233	3,258
Total	**278,385**	**217,322**

The Anti-Monopoly Office of Slovak Republic issued a decision at the end of December, 2006 stating that Slovnaft has misused its dominant position through discrimination and has at the same time imposed a penalty thereon in an amount of HUF 2,182 million. The Group has filed an appeal against the decision, and recorded a provision for the whole amount.

Slovnaft penalty in 2006 includes a penalty by the Customs Office of HUF 1,037 million, while the 2005 amount reflects the fine imposed by the Slovak Ministry of Finance on the basis of a fuel price audit.

28 Financial (income) / expense

	2006 HUF million	2005 HUF million
Interest received	13,191	4,221
Realized gain on derivative transactions	2,437	1,302
Net gain on sales of investments	1,574	-
Dividends received	55	28
Other financial income	419	2,883
Total financial income	**17,676**	**8,434**
Unrealized foreign exchange loss on cash and cash equivalents	18,976	-
Fair valuation difference of conversion option (see Note 17)	14,131	-
Interest on borrowings	13,427	12,849
Interest on provisions	6,113	4,802
Foreign exchange loss on borrowings	1,778	22,041
Other financial expenses	869	900
Total financial expenses	**55,294**	**40,592**
Total financial (income) / expense, net	**37,618**	**32,158**

29 Income taxes

Total applicable income taxes reported in the consolidated financial statements for the years ended 31 December 2006 and 2005 include the following components:

	2006 HUF million	2005 HUF million
Current income taxes	21,919	22,440
Deferred income taxes	2,945	6,718
Total income tax expense/(benefit)	**24,864**	**29,158**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary was 16% both in 2006 and 2005. In addition, a solidarity surplus tax of 4% has been introduced by the Hungarian government from 1 September 2006. Tax rate in Slovakia was 19% in both years.

The Group's current income taxes are determined on the basis of taxable statutory profit of the individual companies of the Group. MOL Nyrt. and TVK Nyrt. was entitled to a 100% corporate income tax holiday for its taxable profit of the year 2006 and 2005 as a result of having made certain investments in manufacturing assets.

There is no dividend withholding tax in Hungary since 1 January 2006 on dividends paid to foreign tax resident legal entities (withholding tax was 20% in 2005 with a possible reduction to zero if the prevailing participation exemption rules were met). In and before 2005, the dividend tax was withheld at source (subject to the provision of double tax treaties and the availability of supporting documentation).

As regards dividend paid to private individuals, a 25% (20% in and before 2004) personal income tax liability arises, also withheld at source.

The deferred tax balances as of 31 December 2006 and 2005 in the consolidated balance sheets consist of the following items:

	Balance sheet		Recognized in income statement	
	2006 HUF million	2005 HUF million	2006 HUF million	2005 HUF million
Breakdown of net deferred tax assets				
Unrealized gains on inter-group transfer	25,759	34,802	1,360	(872)
Provisions	3,496	3,795	(210)	130
Depreciation, depletion and amortization	(4,272)	(801)	(3,205)	(1,676)
Statutory tax losses carried forward	687	7	670	(19)
Foreign exchange differences	-	(54)	54	(138)
Valuation of financial instruments	(237)	(912)	675	(14)
Capitalized periodic maintenance costs	(634)	(358)	(276)	(358)
Capitalization of certain borrowing costs	(1,433)	(1,214)	(551)	(685)
Share-based payments	-	227	(227)	227
Embedded derivatives	(1,203)	(701)	-	-
Differences in accounting for domestic oil and gas exploration and development	(3,609)	(2,264)	(1,345)	99
Other	1,946	953	1,046	351
Deferred tax assets	**20,500**	**33,480**		
Breakdown of net deferred tax liabilities				
Fair valuation of assets on acquisition	(23,695)	(11,258)	1,223	1,401
Depreciation, depletion and amortization	(13,478)	(9,280)	(3,532)	(4,817)
Capitalization of certain borrowing costs	-	-	-	44
Provisions	3,214	2,136	936	179
Elimination of inter-company transactions	(60)	85	(145)	(117)
Statutory losses carried forward	883	386	497	386
Valuation of financial instruments	(140)	-	-	-
Other	260	227	85	(839)
Deferred tax liabilities	**(33,016)**	**(17,704)**		
Net deferred tax asset / (liability)	**(12,516)**	**15,776**		
Deferred tax (expense) / income			**(2,945)**	**(6,718)**

Analysis of movements in net deferred tax assets and liabilities during the year were as follows:

	2006 HUF million	2005 HUF million
Net deferred tax asset / (liability) at 1 January	**15,776**	**23,215**
Recognized in income statement	(2,945)	(6,718)
Recognized directly in fair valuation reserve	(620)	904
Sale of subsidiaries (see Note 7)	(10,460)	-
Acquisition of subsidiaries (see Note 6)	(13,459)	(119)
Exchange difference	(808)	(1,506)
Net deferred tax asset / (liability) at 31 December	**(12,516)**	**15,776**

The unrealized gains on inter-group transfers contain primarily the results of the gas unbundling. Due to the fact that this gain increased the tax base of the assets, but has been eliminated in the consolidation, the increase in the future depreciation gives rise to a deferred tax asset.

The Group has tax losses which arose in TVK Nyrt. and certain of its subsidiaries in an amount of HUF 5,521 million that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of losses elsewhere in the Group as they may not be used to offset taxable profits and they have arisen in subsidiaries that have been loss-making for some time.

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2006 HUF million	2005 HUF million
Profit before tax per consolidated income statement	**362,390**	**277,157**
Tax at the applicable tax rate (16%)	57,982	44,345
Solidarity surplus tax	1,689	-
Differences not expected to reverse	11,485	25,703
Effect of different tax rates	2,719	5,514
Losses of subsidiaries not recognised as an asset	2,667	2,271
Adjustment to the period of realization	(642)	452
Tax holiday available	(34,746)	(48,423)
Non-taxable income	(12,160)	(1,009)
Revaluation of deferred tax assets and liabilities	(310)	-
Impact of changes in Hungarian tax legislation	(3,825)	-
Other	5	305
Total income tax expense / (benefit) at the effective income tax rate of 7% (2005: 11%)	**24,864**	**29,158**

Differences not expected to reverse primarily include the tax impact of gains on treasury share transactions (see Note 17) and foreign exchange differences of investments in subsidiaries at the parent company which have been realized under Hungarian accounting standards and included in current year tax base. Under IFRS, however these have not and will never be recognized in the consolidated income statement.

30 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

	Income (HUF million)	Weighted average number of shares	Earnings per share (HUF)
Basic Earnings Per Share 2005	244,919	101,992,778	2,401
Diluted Earnings Per Share 2005	245,651	103,328,831	2,377
Basic Earnings Per Share 2006	329,483	96,234,537	3,424
Diluted Earnings Per Share 2006	343,968	101,881,644	3,376

	2006 HUF million	2005 HUF million
Net profit attributable to ordinary shareholders for basic earnings per share	329,483	244,919
Fair value of conversion option	14,131	-
Interest on convertible bonds	354	732
Net profit attributable to ordinary shareholders for diluted earnings per share	**343,968**	**245,651**

	2006	2005
Weighted average number of ordinary shares for basic earnings per share	96,234,537	101,992,778
Effect of dilution – Weighted average number of conversion of perpetual exchangeable securities	4,707,230	-
Effect of dilution – Weighted average number of convertible bonds	939,877	1,336,053
Adjusted weighted average number of ordinary shares for diluted earnings per share	**101,881,644**	**103,328,831**

31 Financial instruments

Fair value of financial instruments

Financial instruments in the balance sheet include investments, other non-current assets, trade receivables, other current assets, cash and cash equivalents, short-term and long-term debt, other long-term liabilities, trade and other payables. Derivatives are presented as other non-current assets, other non-current liabilities, other current assets and trade and other payables. According to IAS 39 financial assets and conversion option of exchangeable capital securities are carried at fair value and financial liabilities are carried at amortized cost. Fair value of fixed rate bond which is carried at amortized cost is based on market prices.

Carrying amounts and fair values of the financial instruments are the following:

	Carrying amount		Fair value	
	2006 HUF million	2005 HUF million	2006 HUF million	2005 HUF million
Financial assets				
Net receivable from currency risk hedging derivatives (see Note 11)	6,013	4,380	6,013	4,380
Loans given (see Note 11 and 15)	3,239	5,100	3,239	5,100
Cash and cash equivalents (see Note 16)	399,104	64,170	399,104	64,170
Receivables from foreign exchange forward transactions	-	93	-	93
Receivables from cross currency swap transactions	-	74	-	74
Financial liabilities				
Interest-bearing loans and borrowings:				
Obligations under financial leases	384	246	384	246
Floating rate long-term bank loans	10,798	184,425	10,798	184,425
Floating rate short-term bank loans	2,170	1,811	2,170	1,811
Convertible bonds (floating rate)	3,880	5,820	3,880	5,820
Fixed rate bonds	189,771	189,981	171,223	183,899
Other	4,924	4,840	4,924	4,840
Conversion option of exchangeable capital securities by Magnolia Finance Ltd (see Note 17)	51,584	-	51,584	-

Financial risk management

Financial risk management function has been centralized in MOL Group for several years. Financial risks such commodity price, foreign exchange and interest rate risks are integrated and measured in a group level model. The Company may enter into various types of derivative transactions in managing its risks resulting from the exposure on the cash flows from business activities and financing arrangements. In line with MOL's risk management policy, no speculative dealings are allowed. Any derivative transaction the company may enter is under ISDA agreements.

(i) Credit risk

The Company provides a variety of customers with products and services, none of whom, based on volume and creditworthiness, present significant credit risk. Company procedures ensure that sales are made to customers with appropriate credit history and do not exceed an acceptable credit exposure limit.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet, net of any impairment.

(ii) Interest rate risk

As result of the successful 750M EUR Bond transaction, the fixed portion of the total debt increased substantially. The level of interest that was fixed with the Eurobond issuance has been the lowest since the transaction. As of 31 December 2006, 89% of the Company's debt was at fixed rates.

The Company may use interest rate swaps to manage the relative level of its exposure to cash flow interest rate risk associated with floating interest-bearing borrowings.

As of 31 December 2006 and 2005, there was no open interest rate swap transaction.

The following table sets out the carrying amount, by maturity of the Group's financial instruments that are exposed to interest rate risk:

31 December 2006	Within 1 year HUF million	1-2 years HUF million	2-3 years HUF million	3-4 years HUF million	4-5 years HUF million	Over 5 years HUF million	Total HUF million
Fixed rate							
Loans given	1,412	720	332	227	39	509	**3,239**
Fixed rate bonds	-	-	-	-	-	(189,771)	**(189,771)**
Floating rate							
Cash and cash equivalents	399,104	-	-	-	-	-	**399,104**
Obligations under financial leases	(130)	(98)	(40)	(43)	(22)	(51)	**(384)**
Long-term bank loans	(692)	(737)	(783)	(831)	(883)	(6,872)	**(10,798)**
EUR project loan for TVK Erőmű	(584)	(623)	(663)	(704)	(749)	(5,890)	**(9,213)**
EUR project loan for Tisza WTP	(108)	(114)	(120)	(127)	(134)	(982)	**(1,585)**
Convertible bonds (floating rate)	-	(3,880)	-	-	-	-	**(3,880)**
Short-term bank loans	(2,170)	-	-	-	-	-	**(2,170)**
EUR revolving credit facilities of Roth Group	(1,268)	-	-	-	-	-	**(1,268)**
Unsecured bank loans of Slovnaft Group	(902)	-	-	-	-	-	**(902)**
Non interest bearing long-term liabilities	-	-	-	-	-	(4,924)	**(4,924)**

31 December 2005	Within 1 year HUF million	1-2 years HUF million	2-3 years HUF million	3-4 years HUF million	4-5 years HUF million	Over 5 years HUF million	Total HUF million
Fixed rate							
Loans given	405	622	2,893	230	109	841	**5,100**
Fixed rate bonds	-	-	-	-	-	(189,981)	**(189,981)**
Floating rate							
Cash and cash equivalents	64,170	-	-	-	-	-	**64,170**
Receivables under cross currency swap transactions	74	-	-	-	-	-	**74**
Obligations under financial leases	(97)	(149)	-	-	-	-	**(246)**
Long-term bank loans	(87,404)	(590)	(10,733)	(664)	(78,383)	(6,651)	**(184,425)**
HUF 400 million bilateral loan	(28)	-	-	-	-	-	**(28)**
EUR 700 million syndicated loan	(68,129)	-	-	-	(77,678)	-	**(145,807)**
USD 40 million bilateral loan	(8,083)	-	-	-	-	-	**(8,083)**
EUR 40 million bilateral loan	-	-	(10,109)	-	-	-	**(10,109)**
EUR 150 million bilateral loan	(10,620)	-	-	-	-	-	**(10,620)**
EUR project loan for TVK Erőmű	(544)	(590)	(624)	(664)	(705)	(6,651)	**(9,778)**
Convertible bonds (floating rate)	-	-	(5,820)	-	-	-	**(5,820)**
Short-term bank loans	(1,811)	-	-	-	-	-	**(1,811)**
EUR revolving credit facilities of Roth Group	(1,800)	-	-	-	-	-	**(1,800)**
Other short-term bank loans	(11)	-	-	-	-	-	**(11)**
Non interest bearing long-term liabilities	-	-	-	-	-	(4,840)	**(4,840)**

(iii) Liquidity risk

The Company policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to cover the liquidity risk in accordance with its financing strategy. The amount of undrawn credit facilities as of 31 December 2006 consists of the following:

	HUF million
Long - term loan facilities available (general corporate purpose loan facilities)	394,850
Short - term facilities available	68,575
Total loan facilities available	**463,425**

In July, 2006 MOL signed a new EUR 825 million multi-currency revolving facility agreement with a syndicate of international banks. The new syndicated loan facility was the largest Euroloan transaction for MOL Nyrt.

The proceeds of other facilities were used for general corporate purposes and to refinance MOL's EUR 600 million revolving facility signed in 2003. The existing debt capital market and bank facilities ensure both sufficient level of liquidity and financial flexibility for executing the new strategy.

(iv) Foreign exchange risk

The Company's oil business constitutes a long USD cash flow exposure, while its petrochemical business adds a long EUR cash flow position. At group level, the Company has a net long USD, long EUR operating and short HUF, short SKK cash flow position.

In current gearing situation, the Company mitigates the currency exposure on its financial indebtedness by keeping the same proportion of each currencies in the deposits. When MOL is in medium or high gearing status, the Company follows the basic economic currency risk management principle that the currency mix of the debt portfolio should reflect the net operating cash flow position of the Group. The Company may use cross currency swaps to adjust the currency mix of the debt portfolio. As of 31 December 2006, no cross currency transaction was open.

As of 31 December 2005 the Company had one cross currency swap agreements in effect with notional amounts totalling EUR 40 million expiring in 2006. The related asset was HUF 74 million.

The Company has two long-term international gas transit agreements (both expire in 2018) under which consideration is calculated in SDR. The contractual provisions prescribing price calculation in SDR have been identified as a SDR/USD swap, being an embedded derivative under IAS 39, as the Company considers USD price setting to be closely related to the host contract. This derivative has been separated from the host contract and designated as a cash flow hedge to the host gas transit contract. The fair value of the embedded SDR derivative is a net receivable of HUF 6,013 million (HUF 4,810 million net of deferred tax) as of 31 December 2006 (see Note 11). The corresponding figure as of 31 December 2005 was HUF 4,380 million net receivable (HUF 3,679 million net of deferred tax). The decrease in the fair value of this instrument has been debited to equity.

The Company classifies its forward exchange contracts and currency exchange options either as fair value hedges, in case of debts, or as stand-alone derivatives and carries them at fair value.

As of 31 December 2006 there was no open foreign exchange forward transaction.

As of 31 December 2005 the Company had two open foreign exchange forward transaction the fair value of which was an asset of HUF 93 million.

(v) Commodity price risk management

MOL Group as an integrated oil and gas company is exposed to commodity price risk on both the purchasing side and the sales side. The main commodity risks stem from long crude oil position to the extent of its group level production, long refinery margin position to the extent of the refined product volume in both MOL and Slovnaft and long petrochemical margin position due to TVK and Slovnaft.

In 2006, MOL concluded short-term commodity swap transactions for inventory hedging purposes. These transactions are initiated to reduce exposure to potential price movements during the refinery maintenance periods. As of 31 December 2006 and 2005, there were no commodity derivative transactions in effect.

32 Commitments and contingent liabilities

Guarantees

The total value of guarantees undertaken to parties outside the Group is HUF 2,701 million.

Capital and contractual commitments

The total value of capital commitments as of 31 December 2006 is HUF 21.0 billion, of which HUF 4.8 billion relates to capital and contractual commitments of Slovnaft, HUF 3.1 billion relates to capital and contractual commitments of MOL Pakistan, HUF 3.2 billion relates to capital and contractual commitments of MOL Földgázszállító Zrt. (Gas Transmission), and HUF 8.8 billion relates to MOL Nyrt. from which HUF 2.8 billion will arise in 2007 due to the development of Claus-4 and Claus-6 desulphurization plant project, and HUF 1.3 billion will arise due to development of energy supply and steam system, and development of waste incinerator at the Duna Refinery. Other capital commitments relate to obligations to purchase tangible and intangible assets.

On 8 September 2006 MOL and INA consortium (the Consortium) signed a contract with the government of Bosnia and Herzegovina to jointly become 67% owner of Energopetrol through capital increase. The Consortium will subscribe Energopetrol's shares to be newly issued in an aggregate amount of approximately HUF 7.8 billion (EUR 30.7 million). The capital increase will provide financial resource to repay Energopetrol's debts. Following the subscription the Consortium will hold 67%, the Federation government will keep 22% while small shareholders will hold the rest of the shares. In addition, the Consortium transfers HUF 1.3 billion (EUR 5.1 million) to the Government of BiH as a consideration of acquiring control over the Company. INA-MOL will provide resources of HUF 19.4 billion (EUR 76.7 million) to Energopetrol in order to finance its investment program in the next three years. Although the Competition Office of Bosnia and Herzegovina approved the transaction, the closing of the transaction is still subject to some conditions and is expected to be closed in the first half of 2007. Energopetrol owns and operates 64 filling stations in Bosnia and Hercegovina. MOL and INA is already present in the country's growing wholesale and retail market. The joint operation will result in clear retail leadership in Bosnia and Herzegovina and provides significant synergies in longer term.

Gas purchases obligation, Take or Pay contract

The TVK Erőmű Kft. has concluded a long-term gas purchase contract with E.ON Földgáz Trade Zrt. in order to ensure continuous operation of the power plant. As of 31 December 2006 1,175 million cubic meters of natural gas (of which 799 mcm under take-or-pay commitment) will be purchased during the period ending 2017 based on this contract.

Operating leases

The operating lease liabilities are as follows:

	2006 HUF million	2005 HUF million
Due not later than 1 year	1,415	1,248
Due two to five years	1,420	1,406
Due over five years	584	660
Total	**3,419**	**3,314**

Of the outstanding operating lease liabilities as of 31 December 2006 HUF 1,736 million were contracted by Slovnaft and HUF 1,187 million were contracted by Roth Group.

Authority procedures, litigation

Among those procedures which started in the last few years and which might have significant impact on the business conduct or financial position of MOL Group, a constitutional law related complaint issued by MOL Nyrt. is still pending. The Company applied to the Hungarian Constitutional Court in December 2001 to declare unconstitutional the regulation of the Economic Ministry and the relevant provisions of the related Government decision on the setting of the reselling gas price for year 2000. The Company also requested the Hungarian Constitutional Court to state that those provisions of the relevant legal regulations shall not be applicable in the civil law suit rejecting MOL's claim for damages.

The litigation initiated by the minority owners holding an approximate 23% ownership interest in Balatongáz Kft. against MOL as the majority owner of Balatongáz Kft. to determine that MOL purchased their ownership interests for a total purchase price of HUF 83 million and for damages of HUF 3 billion is still pending. The court passed an interim ruling, on 31 August 2006, by which the court created the purchase agreements of ownership interests between MOL and the plaintiff minority owners with the conditions stipulated in MOL's bid dated as of 7 May 2001. MOL filed an appeal against this interim ruling. The Table Court set the appeal trial date to 13 March 2007. The litigation is still pending with respect to the other parts of the plaintiffs' claims.

The Ministry of Finance of the Slovak Republic has initiated a procedure against Slovnaft a.s., a majority subsidiary of MOL, for the review of its costs arising during the years of 2002 and 2003, and the profit included in its fuel prices in 2004. The Ministry of Finance pursued its procedure under the Slovak Price Act that in the opinion of the Ministry entitles the Ministry of Finance to review the costs and profits included in the product prices with retroactive effect. As a consequence of the second instance decision of the Slovak Ministry of Finance Slovnaft had to pay a fine of HUF 8,590 million in October 2005. However, as in Slovnaft's opinion the Ministry's decision was based on arbitrary and economically unfounded calculations concerning the measures of "proportionate profit" it has filed a claim for the invalidation of the Ministry's decision and the suspension of its enforcement. Despite of the fact that the court of first instance ordered the suspension of the enforcement of the Ministry's decision the Ministry refused to pay back the amount of the fine to Slovnaft. The next hearing in the processing mentioned above was sent to 29 March 2007. On 24 January 2005 the Ministry of Finance of the

Slovak Republic initiated another price audit procedure focusing on the adherence of the Slovak Price Act for the period of 4th quarter, 2004. This price audit had not been finished as of the date of these financial statements. Based on the Company's demand the Ministry of Finance of the Slovak Republic superseded temporary the price audit exercise on 10 April 2006.

The Russian arbitral court imposed upon Slovnaft, as defendant, a duty to pay to Mende Rossi an amount of USD 16 million together with 16% default interest per annum on the amount of USD 9 million from 24 June 1994 until payment and the costs of the proceeding for failing the consideration of the crude oil supplies in its resolution on April of 1996 in the course of the proceeding initiated by plaintiff "Mende-Rossi", Menendelejevsk tartar firm in front of the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of the Russian Federation. Considering that the Russian arbitration proceeding violated the rights to impartial proceeding and right to represent of Slovnaft as contending party, as well as because the decision was not supported with adequate evidence the competent courts of Slovak Republic finally refused the enforcement of the decision of the Russian court of arbitration. The "Mende-Rossi" firm also asked the enforcement of the decision of the court of arbitration in Austria in 1997 at the same time with the attempt of the Slovak enforcement and after the final refusal of the Slovak enforcement in the Czech Republic in 2005. Slovnaft filed an appeal against both. The Austrian and Czech proceedings are still going on, but regarding the decision of the competent court of Slovak Republic adopted between years 2002 - 2004 which finds the decision of the court of arbitration illegal as follows not enforceable Slovnaft considers unlikely a failure of lawsuits in front of the Austrian and Czech courts. In the Czech Republic the local court of Prague has finally rejected the claim for enforcement filed by Ashford Technologies Corp. (Mende-Rossi's claim has been transferred to this company), but Ashford Technologies Corp. filed a extraordinary appeal to the Supreme Court.

At present the proceeding against the Company is still going on in the Czech Republic. Probability of a success in the case cannot be quantified, since it concerns an extremely complicated matter both from factual and legal aspects.

The Antimonopoly Office of Slovak Republic, Abuse of Dominant Position Department notified Slovnaft by its letter dated on 21 November 2005 on commencement of administrative proceeding against Slovnaft due to a possible breach of the provisions of the Act No. 136/2001 Coll. on Economic Competition. These administrative proceedings involve a review of the price and the discount policy of the Company with respect to petrol and diesel sales. The Antimonopoly Office brought its decision, within the prolonged procedural deadline, on 22 December 2006. The Office stated in its decision that Slovnaft did not abuse its dominant position regarding its wholesale pricing neither of petrol, nor of diesel. On the other hand, the Office also declared that Slovnaft did abuse its dominant position by applying the discounts in a discriminative manner against its individual customers and also in relation to OMV Slovensko and Shell Slovakia and imposed a penalty of HUF 2,182 million , in respect of which a provision has been recorded (see: Note 20). MOL filed an appeal against the decision, on 10 January 2007, to the secondary level decision-making body of the Office, objecting against each statements of the decision regarding the abusive conduct.

In January 2007, a tax investigation was commenced regarding the pricing policy of Surgut-Trading, a joint venture performing crude oil trading in Russia for 2006 by the Russian Tax Authority. The outcome of the investigation at this stage is unpredictable. The management believes that the investigation will not have a material impact on the financial position of the company.

None of the litigations described above have any impact on the accompanying consolidated financial statements except as explicitly noted. MOL Group entities are parties to a number of civil actions arising in the ordinary course of business. Currently, there exists no further litigation that could have a material adverse affect on the financial condition, assets, results or business of the Group.

The value of litigation where members of the MOL Group act as defendant is HUF 9,851 million for which HUF 483 million provision has been made.

MOL Group has also filed suits, totaling HUF 1,048 million. In 2005, the court of arbitration has recognized MOL's claim for damages against MB Kőolajkutató Rt., the party responsible for the gas explosion at Pusztaszőlős underground gas storage facility in 2000. Liquidation procedure has been started against MB Kőolajkutató Rt. The Group has not recorded any receivable with respect to these claims.

Emission rights

As of 2006 MOL Group has granted 4,392,948 emission quotas for free from Hungarian and Slovak Governments. Based on use of emission rights in 2005, 4,545,265 quotas are available for the Group in 2006. The total use of emission quotas amounted to 4,190,362 in 2006.

Environmental liabilities

MOL's operations are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work. MOL is currently responsible for significant remediation of past environmental damage relating to its operations. Accordingly, MOL has established a provision of HUF 27,374 million for the estimated cost as at 31 December 2006 for probable and quantifiable costs of rectifying past environmental damage (see Note 20). Although the management believes that these provisions are sufficient to satisfy such requirements to the extent that the related costs are reasonably estimable, future regulatory developments or differences between known environmental conditions and actual conditions could cause a revaluation of these estimates.

In addition, some of the Group's premises may be effected by contamination where the cost of rectification is currently not quantifiable or legal requirement to do so is not evident. At the Tiszaújváros site the Group has identified potentially significant underground water and surface soil contamination. In accordance with the resolutions of the regional environmental authorities combined for TVK and MOL's Tisza Refinery, the Group is required to complete a detailed investigation and submit the results and technical specifications to the authorities. Based on these results the authorities are expected to specify a future environmental risk management plan and to bring a resolution requiring TVK and MOL to jointly perform this plan in order to manage the underground water contamination. The amount of obligation originating from this plan cannot be estimated currently, but it may be significant.

Furthermore, the technology applied in oil and gas exploration and development activities by the Group's Hungarian predecessor before 1985 may give rise to future remediation of drilling mud produced. This waste material has been treated and disposed of in line with environmental regulations ruling at that time, however, subsequent changes in legal definitions may result in further re-location and remediation requirements. The existence of such obligation, and consequently the potential expenditure associated with it is dependent on the extent, volume and composition of drilling mud left behind at the numerous production sites, which cannot be estimated currently, but may be significant.

The aggregate amount of such contingent environmental liabilities, should a legal obligation exist, ranges between HUF 5 and 25 billion.

33 Events after the balance sheet date

Pursuant to winning the tender for establishing a strategic gas storage of 1.2 billion m^3 capacity, the Group acquired 62% ownership in MSZKSZ Zrt. on 3 January 2007, the entity which had been recently established by the Hungarian Hydrocarbon Stockpiling Association (MSZKSZ) to perform the development of the storage facility. The planned facility will be developed from a producing gas field (Szőreg-1) owned by MOL. The necessary capital expenditure is HUF 150 billion, which includes the HUF 65 billion purchase price of the field which has been subsequently sold by MOL to MSZKSZ Zrt. The development is expected to be completed by 2010. The Szőreg-1 field has 2.4 billion m^3 cushion gas. In 2006 the production of the field exceeded 450 million m^3 of natural gas and 32 thousand tons of crude oil. Cash flow not earned from the production will be fully compensated by the purchase price. The planned investment fits well to MOL's strategy, the return on the investment is in line with MOL's targeted return.

On 27 and 28 February 2007 the Group purchased TVK shares representing 42.25% of TVK's share capital. Following the transaction the influence of MOL in TVK increased to 86.79%, while the influence of Slovnaft remained unchanged at 8.06%. The direct and indirect influence of MOL in TVK thus increased to 94.86%. MOL is not obliged to make a public offering for the remaining shares of TVK. The consideration paid for the minority ownership was less than EUR 200 million.

34 Notes to the consolidated statements of cash flows

Analysis of net cash outflow on acquisition of subsidiaries and joint ventures

	2006 HUF million	2005 HUF million
Cash consideration	(42,567)	(34,638)
Cash at bank or on hand acquired	105	2,496
Net cash outflow on acquisition of subsidiaries and joint ventures	**(42,462)**	**(32,142)**

Issuance of long-term debt

	2006 HUF million	2005 HUF million
Increase in long-term debts	432,020	452,233
Non cash flow element: unrealised exchange gains / (losses)	-	(1,955)
Total issuance of long-term debt	**432,020**	**450,278**

35 Segmental information

2006	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Revenue							
Sales to external customers	162,350	2,006,863	359,934	355,856	6,058	-	**2,891,061**
Inter-segment sales	227,261	324,391	8,261	95,392	96,976	(752,281)	-
Total revenue	**389,611**	**2,331,254**	**368,195**	**451,248**	**103,034**	**(752,281)**	**2,891,061**
Results							
Profit/(loss) from operations	120,440	169,028	109,620	23,285	(45,090)	17,530	**394,813**
Net finance costs							**37,618**
Income from Associates	20	155	666	-	4,354	-	**5,195**
Profit before tax							**362,390**
Income tax expense/(benefit)							**24,864**
Profit for the year							**337,526**

2005	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Revenue							
Sales to external customers	30,650	1,499,912	641,331	275,961	7,310	-	**2,455,164**
Inter-segment sales	258,847	267,462	20,430	79,736	89,948	(716,423)	-
Total revenue	**289,497**	**1,767,374**	**661,761**	**355,697**	**97,258**	**(716,423)**	**2,455,164**
Results							
Profit/(loss) from operations	105,374	176,987	50,415	19,114	(41,788)	(5,666)	**304,436**
Net finance costs							**32,158**
Income from Associates	25	33	268	-	4,553	-	**4,879**
Profit before tax							**277,157**
Income tax expense/(benefit)							**29,158**
Profit for the year							**247,999**

	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
2006 Assets and liabilities							
Property, plant and equipment, net	148,061	542,008	79,158	196,328	65,155	(3,562)	**1,027,148**
Intangible assets, net	57,122	13,739	2,287	8,194	13,028	(1,772)	**92,598**
Inventories	6,916	154,821	906	14,815	6,767	(3,195)	**181,030**
Trade receivables, net	23,002	176,923	7,100	63,682	25,327	(66,048)	**229,986**
Investments in Associates	108	680	159	73	130,549	-	**131,569**
Not allocated assets							**502,314**
Total assets							2,164,645
Trade payables	12,435	182,585	7,761	41,240	35,332	(66,250)	**213,103**
Not allocated liabilities							**680,339**
Total liabilities							893,442
2006 Other segment information							
Capital expenditure:	33,509	75,815	14,121	8,927	12,173	-	**144,545**
Property, plant and equipment	24,349	73,997	13,298	8,658	7,717	-	**128,019**
Intangible assets	9,160	1,818	823	269	4,456	-	**16,526**
Depreciation and amortization	36,942	63,558	6,925	18,498	9,362	(778)	**134,507**
From this: impairment losses recognized in income statement	8,778	2,627	381	454	103	-	**12,343**

	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
2005 Assets and liabilities							
Property, plant and equipment, net	147,126	517,741	201,456	202,152	57,067	(12,789)	**1,112,753**
Intangible assets, net	8,636	12,847	1,665	7,036	10,556	-	**40,740**
Inventories	5,840	143,418	104,986	14,396	10,028	(13,683)	**264,985**
Trade receivables, net	22,981	168,168	87,856	54,343	22,839	(66,839)	**289,348**
Investments in Associates	108	660	901	73	124,612	-	**126,354**
Not allocated assets							**194,655**
Total assets							**2,028,835**
Trade payables	8,879	171,477	96,794	30,465	33,558	(66,751)	**274,422**
Not allocated liabilities							**700,775**
Total liabilities							**975,197**
2005 Other segment information							
Capital expenditure:	20,493	76,703	86,817	11,439	13,752	-	**209,204**
Property, plant and equipment	16,100	75,657	85,683	9,225	8,214	-	**194,879**
Intangible assets	4,393	1,046	1,134	2,214	5,538	-	**14,325**
Depreciation and amortization	31,859	61,695	6,850	14,027	9,618	(549)	**123,500**
From this: impairment losses recognized in income statement	12,785	5,017	463	799	1,997	-	**21,061**

The operating profit of the segments includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The subsidiaries of Corporate segment provide maintenance, insurance and other services to the business segments. The internal transfer prices used are based on prevailing market prices, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

36 Discontinuing operations

As a consequence of the transaction detailed in Note 7 under Gas business sales WMT and Storage qualify for discontinuing operations. Considering that the binding sales agreement has been entered into in November, 2004, with no material subsequent changes in the announced plan to divest the assets and that IFRS 5 Non-current Assets Held for Sale and Discontinued Operations had not been early adopted, the Group applied IAS 35 Discontinuing Operations for the transaction.

The sales, expenses, results of WMT and Storage presented in the consolidated income statement for the 3 month period ended 31 March 2006 and for the year ended 31 December 2005 were as follows:

	3 month period ended 31 March 2006	**2005**
	HUF million	**HUF million**
Net sales	251,873	516,994
Other operating income	441	355
Total operating income	**252,314**	**517,349**
Raw materials and consumables used	250,762	497,798
Personnel expenses	420	1,391
Depreciation, depletion, amortisation and impairment	805	2,268
Other operating expenses	2,343	10,314
Work performed by the enterprise and capitalised	(1,635)	(8,645)
Total operating expenses	**252,695**	**503,126**
(Loss) / profit from operations	**(381)**	**14,223**
Financial (income)/expense, net	111	(1,337)
(Loss) / profit before tax	**(492)**	**15,560**
Income tax expense/(benefit)	810	1,512
(Loss) / profit for the year	**(1,302)**	**14,048**
Attributable to:		
Equity holders of the parent	(1,302)	14,048
Minority interest	-	-

Balances above do not include the one-time gain of HUF 82,636 million realized on the sale of WMT and Storage (see Note 7).

The net assets of WMT and Storage presented in the consolidated balance sheet as of 31 December 2006 and 2005 were as follows:

	2006 HUF million	2005 HUF million
Non-current assets	-	130,744
Current assets	-	194,994
		325,738
Current liabilities	-	76,513
Non-current liabilities	-	-
		76,513
Net assets	**-**	**249,225**

The cash flows of WMT and Storage for the 3 month period ended 31 March 2006 and for the year ended 31 December 2005 were as follows:

	3 month period ended 31 March 2006 HUF million	2005 HUF million
Operating cash flows	110,900	(2,574)
Investing cash flows	(2,245)	(75,128)
Total cash flows	**108,655**	**(77,702)**

The amount of investing cash flows for 2005 includes cash consideration of purchased cushion gas which is directly attributable to discontinuing operation.

37 Related party transactions

Transactions with associated companies in the normal course of business

	2006 HUF million	2005 HUF million
Trade receivables due from related parties	7,719	1,979
Trade payables due to related parties	555	50,454
Net sales regarding related parties	87,221	14,793

The Group purchased and sold goods and services with related parties during the ordinary course of business in 2006 and 2005, respectively. All of these transactions were conducted under market prices and conditions.

Remuneration of the members of the Board of Directors and Supervisory Board

Directors' total remuneration approximated HUF 286 million and HUF 231 million in 2006 and 2005, respectively. In addition, the non-executive directors participate in a long-term incentive scheme details of which are given below. Executive members do not receive any additional remuneration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board approximated HUF 95 million in 2006 and HUF 76 million in 2005.

Non-executive directors are remunerated with the following net amounts in addition to the convertible bond program:

- Non-executive directors 25,000 EUR/year
- Chairman of the Board 41,500 EUR /year

In case the position of the Chairman is not occupied by a non-executive director, it is the non-executive vice Chairman who is entitled for this payment.

Directors who are not Hungarian citizens and do not have permanent address in Hungary are provided with 1,500 EUR on each Board meeting (maximum 15 times) when traveling to Hungary. Directors who are chairmen of the committees are provided with 1,000 EUR per month.

Number of shares held by members of the Board of Directors and Supervisory Board and the management

	2006 Number of shares	2005 Number of shares
Board of Directors	243,857	195,786
Supervisory Board	1,935	1,925
Senior Management (except executive Board members)	73,291	50,642
Total	**319,083**	**248,353**

Transactions with the Officers and Management of the company

Mr. Gábor Horváth, a member of the Board of Directors is the owner of a legal consultancy firm that provided legal services to MOL Group amounting to HUF 4 million and HUF 5 million in 2006 and 2005 respectively.

A close family member of Mr. Kamarás, member of the Board of Directors, has direct control over Roff-Petrol Bt., an operator of three fuel stations.

Mr. Dobák, a non-executive member of the Board of Directors is one of the partners of IFUA Horváth & Partners advisory firm that provided information maintenance services regarding planning and controlling software and prepared business case studies on integrated management and information systems to MOL Nyrt. in the value of HUF 48 million in 2005.

Mrs. Bognár and Mr. Major, members of the Supervisory Board are directors of Fókusz Kom Kht., a non-profit organization founded by the trade unions, which received a loan from MOL Nyrt. amounting to HUF 330 million in 2004. The closing amount of the loan is HUF 235 million as of 31 December 2006. In 2006 there was energy supply service provided by MOL Nyrt. to Fókusz Kom Kht. amounting to HUF 94 million. MOL Nyrt., and MOL-LUB Kft. purchased HUF 2 million training services from Fókusz Kom Kht.

Mr. Hatina, member of the Supervisory Board has an indirect interest of a Slovakian company Granitol a.s. through Slovintegra a.s. The Group has sold polyethylene to this company in 2006 and 2005 amounted to HUF 2,013 million and HUF 3,205 million respectively, carried out on usual commercial terms and market prices.

The brother of Mr. Ferenc Horváth, managing director of Refining and Marketing is the CEO at Vértes Volán Zrt., which company (in compliance with regulations on public procurement) regularly purchases fuel from the Group. The value of transactions (which are carried out on usual commercial terms and market prices) was HUF 2,200 million and HUF 1,700 million during 2006 and 2005 respectively.

Mr. József Molnár, Group Chief Financial Officer purchased two perpetual exchangeable capital securities issued by Magnolia Finance Ltd (see Note 17) at 96% of nominal value on the Luxembourg Stock Exchange in June 2006.

Mr. Világi, the member of the Board of Directors in Slovnaft a Chairman of the Board of Directors of health insurance company Apollo zdravotná poisťovňa, a.s., and a partner in legal firm Csekes, Világi, Drgonec & Partners, spol. s.r.o. that provided legal services to the Group in the value of HUF 78 million and HUF 113 million in 2006 and 2005, respectively. Additionally Mr. Világi is the Chairman of the Board of Trustees of Železnice Slovenskej Republiky ("Railways of SR"). Slovnaft has sold products and services to this company carried out on usual commercial terms and market prices and amounted to HUF 272 million and HUF 180 million during 2006 and 2005 respectively. Slovnaft has purchased services from this company amounted to HUF 16 million and HUF 14 million during 2006 and 2005 respectively. All transactions have been carried out on usual commercial terms and market prices.

Mr. Gansperger, the member of the Board of Directors in TVK is the member of the Supervisory Board in Geohidroterv Mérnökgeológiai, Környezetvédelmi és Vízgazdálkodási Kft. an engineering firm that provided services to MOL Nyrt. in the value of HUF 395 million in 2006.

Key management compensation

	2006 HUF million	2005 HUF million
Salaries and other short-term employee benefits	1,095	937
Termination benefits	11	-
Post-employment benefits	9	7
Other long-term benefits	1,136	524
Share-based payments	319	877
Total	**2,570**	**2,345**

Loans to the members of the Board of Directors and Supervisory Board

No loans have been granted to Directors or members of the Supervisory Board.

38 Share-based payment plans

The expense recognized for employee services received during the year is shown in the following table:

	2006 HUF million	2005 HUF million
Expense arising from equity-settled share-based payment transactions	613	1,577
Expense arising from cash-settled share-based payment transactions	1,825	-
Total expense arising from share-based payment transactions	**2,438**	**1,577**

The share-based payments are described below.

Convertible bond program

Through a private placement on 9 October 2003 the directors and managers participating in the incentive scheme subscribed bonds convertible to ordinary series "A" shares, financed by bank loans. In the framework of the program a total number of 1,200 convertible bonds were issued having a nominal value of HUF 10 million and being convertible into 1,779 series "A" MOL shares each in equal installments within five years, at a pre-defined period of the year (in October). The convertible bonds are treated as compound financial instruments in the consolidated financial statements (see Note 2).

The members of the Board of Directors are entitled to subscribe a total number of 25 bonds each, the chairmen of committees to 30 bonds each, the Chairman of Board of Directors to 35 bonds (or vice-chairman if the chairman is an executive), while the remaining bonds can be subscribed by selected top managers of the MOL Group.

Details of the share conversion rights outstanding during the year are as follows:

	Number of shares in conversion options 2006 share	Weighted average exercise price 2006 HUF/share	Number of shares in conversion options 2005 share	Weighted average exercise price 2005 HUF/share
Outstanding at the beginning of the year	1,035,378	5,962	1,465,896	5,942
Granted during the year	-	-	-	-
Forfeited during the year	-	-	64,044	5,621
Exercised during the year	345,126	5,962	366,474	5,942
Expired during the year	-	-	-	-
Outstanding at the end of the year	**690,252**	**5,962**	**1,035,378**	**5,962**
Exercisable at the end of the year	-	-	-	-

The weighted average share price at the date of exercise for share conversion rights exercised during the year was HUF 5,962 per share. The options outstanding at the end of the year have a weighted average remaining contractual life of 1.25 years (1.75 years in 2005). In 2005 and 2006 no options were granted.

	2006 HUF million	2005 HUF million
Expense recorded during the year	613	964
Fair value of conversion options not yet expensed	1,779	2,511
Liability component of the convertible bond	3,880	5,820
Equity component of the convertible bond	1,940	2,060

General incentive schemes for management until 2006

The incentive aim involves company and organizational level financial and operational targets, evaluation of the contribution to the strategic goals of the company and determined individual tasks in the System of Performance Management (TMR), and competencies. From the settled incentive scheme based on evaluation of indicators and qualification of individual tasks and competencies, 60% will be paid after the evaluation and 40% will be paid after a two years waiting period. The ratio of the incentive may change according to the individual agreements.

As required by IFRS 2, this share-based compensation scheme was originally accounted for as an equity-settled payment. However, in 2006 a change has been implemented in the scheme, transforming it to a cash-settled plan. Consequently, the accounting treatment has changed to that of cash-settled payment, expensing the fair value of the benefit as determined at the respective balance sheet date during the vesting period recorded as personnel-type expenses with a corresponding increase in Trade and other payables. The management has also decided to cut the vesting period of this General Incentive Scheme and the incentives for 2004 has been paid at the end of the current year. The incentives for the performance in 2005 will be financially settled at the end of 2007. Expenses incurred by this scheme in 2006 were HUF 1,491 million (net of contributions).

Share-option incentive from 2006

The incentive system based on stock options launched in 2006 ensures the interest of the management of the MOL Group in the long-term increase of MOL stock price.

The incentive stock option is a material incentive disbursed in cash, calculated based on call options concerning MOL shares, with annual recurrence, with the following characteristics:

- covers a 5-year period (3-year vesting and 2-year exercising period) starting annually,
- its rate is defined by the quantity of units specified by MOL job category
- the value of the units is set annually (in 2006 and 2007, 1 unit equals to 100 MOL shares).

It is not possible to redeem the share option until the end of the third year (vesting period); the redemption period lasts from 1 January of the 4th year until 31 December of the 5th year.

The incentive is paid in the redemption period according to the declaration of redemption. The paid amount of the incentive is determined as the product of the defined number and price increase (difference between the redemption price and the initial price) of shares.

Details of the share option rights granted during the year are as follows:

	Number of shares in conversion options	Weighted average exercise price
	2006	**2006**
	share	**HUF/share**
Outstanding at the beginning of the year	-	-
Granted during the year	139,412	20,170
Forfeited during the year	-	-
Exercised during the year	-	-
Expired during the year	-	-
Outstanding at the end of the year	**139,412**	**20,170**
Exercisable at the end of the year	-	-

As required by IFRS 2, this share-based compensation is accounted for as cash-settled payments, expensing the fair value of the benefit as determined at vesting date during the vesting period. Expense incurred by this scheme in 2006 was HUF 334 million (net of contributions), recorded as personnel-type expenses with a corresponding increase in Trade and other payables.

Fair value as of the balance sheet date was calculated using the binomial option pricing model. The inputs to the model were as follows:

	2006
Weighted average exercise price (HUF / share)	20,170
Weighted average share price (HUF / share)	21,300
Expected volatility based on historical data	29.31%
Expected dividend yield	1.46%
Expected life (years)	4.0
Risk free interest rate	7.54%

Historical summary financial information (IFRS)

Consolidated income statements for the years ended 31 December

	2002 HUF m	2003 HUF m	2004 HUF m	2005 HUF m	2006 HUF m	2006 USD* m
Net sales and other operating revenues	**1,166,930**	**1,524,039**	**1,971,956**	**2,473,614**	**2,998,252**	**14,243**
Total operating expenses	1,109,761	1,440,968	1,723,185	2,169,178	2,603,439	12,367
Operating profit	57,169	83,071	248,771	304,436	394,813	1,876
Net income	**65,262**	**99,981**	**208,570**	**244,919**	**329,483**	**1,565**

Consolidated balance sheets as at 31 December

	2002 HUF m	2003 HUF m	2004 HUF m	2005 HUF m	2006 HUF m	2006 USD** m
Non-current assets	630,721	1,091,774	1,101,385	1,344,176	1,299,682	6,783
Current assets	328,763	440,961	533,495	684,659	864,963	4,514
Total assets	**959,484**	**1,532,735**	**1,634,880**	**2,028,835**	**2,164,645**	**11,297**
Equity attributable to the equity holders of the parent	405,441	523,869	734,170	983,279	1,079,666	5,634
Minority interest	68,714	155,752	67,955	70,359	191,537	1,000
Non-current liabilities	195,035	430,995	319,716	427,979	410,822	2,144
Current liabilities	290,294	422,119	513,039	547,218	482,620	2,519
Total equity and liabilities	**959,484**	**1,532,735**	**1,634,880**	**2,028,835**	**2,164,645**	**11,297**

Consolidated stetements of cash flows for the years ended 31 December

	2002 HUF m	2003 HUF m	2004 HUF m	2005 HUF m	2006 HUF m	2006 USD* m
Net cash provided by operating activities	**167,845**	**203,158**	**324,381**	**282,159**	**529,508**	**2,515**
Net cash provised/(used) in investing activities	(65,213)	(298,529)	(224,811)	(259,480)	111,669	530
Net cash provised/(used) by financing activities	(118,292)	114,639	(75,657)	(49,472)	(287,481)	(1,366)
Net (decrease)/ increase in cash	**(15,660)**	**19,268**	**23,913**	**(26,793)**	**353,696**	**1,680**

* 2006 avarage USD/HUF 210.50 ** 2006 year-end USD/HUF 191.62

Key Group operating data

Gross proved developed and undeveloped reserves

Major domestic fields and remaining other properties

	Natural gas		Crude oil		Combined	
	mcm	bcf	kt	m bbl	ktoe	m boe
December 31, 2002	**33,003.0**	**1,165.5**	**10,842.7**	**81.9**	**39,899.5**	**301.2**
Revision of previous estimates	1,094.7	38.7	(625.7)	(4.7)	815.4	6.2
Extension and discoveries	1,386.7	49.0	713.1	5.4	1,978.1	14.9
Production	(2,955.4)	(104.4)	(1,124.6)	(8.5)	(3,686.1)	(27.8)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2003	**32,529.0**	**1,148.8**	**9,805.4**	**74.0**	**39,007.0**	**294.5**
Revision of previous estimates	(1,306.2)	(46.1)	(135.5)	(1.0)	(262.6)	(2.0)
Extension and discoveries	1,100.1	38.8	71.8	0.5	1,030.5	7.8
Production	(3,076.1)	(108.6)	(1,076.7)	(8.1)	(3,757.0)	(28.4)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2004	**29,246.8**	**1,032.8**	**8,665.0**	**65.4**	**36,017.9**	**271.9**
Revision of previous estimates	120.0	4.2	(1,801.0)	(13.6)	(2,804.1)	(21.2)
Extension and discoveries	1,243.7	43.9	448.7	3.4	1,838.3	13.9
Production	(3,010.4)	(106.3)	(947.3)	(7.2)	(3,539.1)	(26.7)
Purchase/sale of minerals in place	(105.3)	(3.7)	0.0	0.0	(88.0)	(0.7)
December 31, 2005	**27,494.8**	**971.0**	**6,365.3**	**48.1**	**31,425.0**	**237.3**
Revision of previous estimates	534.2	18.9	269.8	2.0	812.5	6.1
Extension and discoveries	44.4	1.6	62.5	0.5	106.5	0.8
Production	(3,224.6)	(113.9)	(885.5)	(6.7)	(3,664.6)	(27.7)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2006	**24,848.8**	**877.5**	**5,812.0**	**43.9**	**28,679.4**	**216.5**

Reserves in abroad*

	Natural gas		Crude oil		Combined	
	MCM	bcf	kt	million bbl	ktoe	million boe
December 31, 2002	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Revision of previous estimates	0.0	0.0	0.0	0.0	0.0	0.0
Extension and discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Production	0.0	0.0	(620.5)	(4.5)	(620.5)	(4.5)
Purchase/sale of minerals in place	0.0	0.0	3,446.0	25.1	3,446.0	25.1
December 31, 2003	**0.0**	**0.0**	**2,825.5**	**20.5**	**2,825.5**	**20.5**
Revision of previous estimates	0.0	0.0	0.0	0.0	0.0	0.0
Extension and discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Production	0.0	0.0	(1,148.5)	(8.3)	(1,148.5)	(8.3)
Purchase/sale of minerals in place	0.0	0.0	3,635.5	26.4	3,635.5	26.4
December 31, 2004	**0.0**	**0.0**	**5,312.5**	**38.6**	**5,312.5**	**38.6**
Revision of previous estimates	0.0	0.0	3,313.5	24.1	3,313.5	24.1
Extension and discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Production	0.0	0.0	(1,368.9)	(10.0)	(1,368.9)	(10.0)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2005	**0.0**	**0.0**	**7,257.1**	**52.8**	**7,257.1**	**52.8**
Revision of previous estimates	0.0	0.0	(18.9)	(0.2)	(18.9)	(0.2)
Extension and discoveries	82.7	2.9	0.0	0.0	69.0	0.6
Production	0.0	0.0	(1307.7)	(9.5)	(1307.7)	(9.5)
Purchase/sale of minerals in place	8,656.7	305.7	3,338.9	24.3	11,046.6	71.3
December 31, 2006	**8,739.4**	**308.6**	**9,269.4**	**67.4**	**17,046.1**	**115.0**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2002	**33,003.0**	**1,165.5**	**10,842.7**	**81.9**	**39,899.5**	**301.2**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2003	**32,529.0**	**1,148.8**	**12,630.9**	**94.6**	**41,832.5**	**315.0**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2004	**29,246.8**	**1,032.8**	**13,977.5**	**104.0**	**41,330.4**	**310.6**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2005	**27,494.8**	**971.0**	**13,622.4**	**100.8**	**38,682.1**	**290.0**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2006	**33,588.2**	**1,186.2**	**15,081.4**	**111.3**	**45,725.5**	**331.5**

*The reserves include estimated information about INA, d.d. from 2006

Total production costs

	2002	2003	2004	2005	2006
Crude oil					
USD/Bbl	6.44	6.57	6.11	6.28	6.33
Natural gas					
USD/MMcf	508.5	629.4	858.7	937.7	861.3
Total USD/boe	**4.45**	**5.25**	**5.73**	**6.05**	**5.87**

Exploration data

	2002	2003	2004	2005	2006
Wells tested	**17 (2)**	**94 (71)**	**121 (102)**	**41 (28)**	**19 (15)**
of which exploration wells (of which foreign)	9 (2)	14 (1)	8 (1)	12 (2)	7 (3)
crude oil (of which foreign)	0 (0)	2 (0)	0 (0)	1 (0)	2 (0)
natural gas (of which foreign)	2 (1)	3 (0)	1 (0)	2 (1)	1 (0)
dry well (of which foreign)	7 (1)	9 (1)	7(1)	9 (1)	4 (3)
of which development wells (of which foreign)	8 (0)	80 (70)	43 (31)	29 (26)	12 (12)
crude oil (of which foreign)	6 (0)	76 (70)	31 (31)	29 (26)	11 (11)
natural gas (of which foreign)	2 (0)	4 (0)	12 (0)	0	1 (1)
dry well (of which foreign)	0 (0)	0 (0)	0 (0)	0	0

Hydrocarbon production (gross figures) (kt)

	2002	2003	2004	2005	2006
Crude oil (domestic)*	1,005	1,083	1,024	884	857
Crude oil (international)		621	1,148	1,369	1,310
Condensates	245	219	229	206	216
LPG	192	206	220	206	200
Other gas products	42	50	52	51	43

*excluding separated consensate

Natural gas production (net dry) (mcm)

	2002	2003	2004	2005	2006
Natural gas production (domestic)*	3,101	2,940	3,015	2,966	3,028
Natural gas production (international)	0	0	0	31	51

* from 2006 excluding original cushion gas production from gas storage due to the sale of Gas storage

Natural gas transmission volume (mcm)

	2002	2003	2004	2005	2006
Hungarian transmission	15,896	17,393	17,004	17,714	17,278
Transit	1,820	2,044	2,526	2,570	2,386

Transmission fee

	2004	2005	2006
Hungarian transmission fee (HUF/cm)	3.00	3.03	3.16

Crude oil processing (kt)

	2002	2003**	2004	2005	2006
Domestic crude oil	1,001	1,093	980	908	852
Imported crude oil	4,989	9,395	11,054	11,503	11,673
Total crude oil processing	**5,990**	**10,488**	**12,034**	**12,411**	**12,525**
Condensates processing	223	220	231	210	214
Other feedstock	1,202	1,499	1,933	2,433	2371
Total throughput	**7,415**	**12,207**	**14,198**	**15,054**	**15,110**
Contract and joint processing	0	0	0	0	0
Average distillation capacity used Duna Refinery %	**85**	**85**	**86**	**91**	**89**
Average distillation capacity used Slovnaft %	**-**	**97**	**94**	**95**	**98**

Crude oil product sales (kt)

	2002*	2003**	2004	2005	2006
Domestic sales	**4,061**	**4,066**	**3,892**	**4,065**	**4,630**
Gas and heating oils	1,735	1,766	1,808	1,919	2,345
Motor gasolines	1,133	1,189	1,159	1,148	1,286
Fuel oils	567	478	238	166	132
Bitumen	234	183	165	244	300
Lubricants	38	32	25	26	24
Other products	354	418	497	562	543
Sales in Slovakia	**248**	**1,188**	**1,408**	**1,378**	**1,464**
Gas and heating oils	47	562	690	719	786
Motor gasolines	115	419	467	420	406
Lubricants	2	18	20	15	11
Bitumen	6	60	58	96	99
Other products	78	129	173	128	162
Export sales	**2,296**	**4,635**	**5,836**	**6,004**	**5,714**
Gas and heating oils	1,304	2,613	3,150	3,264	3,254
Motor gasolines	396	1,153	1,554	1,534	1,263
Lubricants (with base-oil)	65	80	94	115	113
Bitumen	105	152	167	191	128
Other products	426	637	871	900	956
Total crude oil product sales	**6,605**	**9,889**	**11,136**	**11,447**	**11,808**

* note: MOL Group without petrochemical feedstock
**note: MOL Group with Slovnaft from 1. April

Petrochmical production (kt)

	2002	2003*	2004	2005	2006
ethylene	365	489	595	796	775
LDPE	113	220	294	284	263
HDPE	194	188	195	353	360
PP	278	330	370	441	496

*note: MOL Group with Slovnaft from 1.April

Petrochemical sales (kt)

	2002	2003*	2004	2005	2006
Domestic sales	397	393	430	468	479
Slovakia	10	79	77	69	72
Export sales	411	621	550	757	819
Total product sales	**818**	**1,093**	**1,057**	**1,294**	**1,370**

*note: MOL Group with Slovnaft from 1.April

Average headcount (person)

	2002	2003*	2004	2005	2006
Exploration and Production	2,154	2,024	1,682	1,502	1,428
Refining and Marketing	4,454	3,160	3,045	2,953	2,796
Gas	676	624	10	6	1
Corporate Services	688	531	528	580	504
Headquarters and other	541	709	578	489	461
MOL Rt. total	8,513	7,048	5,843	5,530	5,190
Subsidiaries	6,759	8,884	10,617	10,056	9,121
MOL Group	**15,272**	**15,932**	**16,460**	**15,586**	**14,311**

* with Slovnaft from April 1.

Closing headcount (person)

	2002	2003*	2004	2005	2006
MOL Rt.	7,296	6,539	5,546	5,348	5,096
Subsidiaries	5,636	9,327	9,919	9,312	8,765
MOL Group	**12,932**	**15,866**	**15,465**	**14,660**	**13,861**

* with Slovnaft from April 1.

Supplementary oil and gas industry disclosures required by FASB 69 (unaudited)

These disclosures do not include information about oil and gas activities of the Croatian National Oil Company (INA) proportionally to MOL's share (25%+1 vote shareholding), as these disclosures in accordance with FASB 69 were not available on INA's oil and gas activities in 2006 or for previous years. MOL's share in INA gross proved reserves is estimated to 65 Mboe in onshore and offshore fields in Croatia, Egypt, Angola and Syria. This estimate is based on INA's year-end 2005 reserves adjusted for known extensions, new discoveries, revisions and other related information with adjustments to conform them to MOL's reserve policy and provided for estimated 2006 production.

A) Reserves

Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Oil and gas reserves cannot be measured exactly since estimation involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

Estimated net proved reserves of crude oil and natural gas at the end of the year and the changes in such reserves during the year are set out below.

	Crude oil condensate (kt)					Natural gas (millions of cubic meter)				
	Consolidate companies			Associate companies	Total	Consolidate companies			Associated companies	Total
	Hungary	Foreign	Total			Hungary	Foreign	Total		
RESERVES AT 31 DECEMBER 2004	**11,100**	**4,060**	**15,160**	**-**	**15,160**	**19,856**	**-**	**19,856**	**-**	**19,856**
Revision of previous estimates	(1,991)	2,105	114	-	114	(1,903)	-	(1,903)	-	(1,903)
Extensions and discoveries	176	-	176	-	176	132	-	132	-	132
Improved recovery	346	-	346	-	346	591	-	591	-	591
Purchase of minerals	-	-	-		-	-		-		-
Sales of minerals	(6)	-	(6)	-	(6)	(83)	-	(83)	-	(83)
Production	(1,131)	(1,004)	(2,135)	-	(2,135)	(1,420)	-	(1,420)	-	(1,420)
RESERVES AT 31 DECEMBER 2005	**8,495**	**5,161**	**13,656**	**-**	**13,656**	**17,172**	**-**	**17,172**	**-**	**17,172**
Revision of previous estimates	(26)	143	117		117	(1,843)	-	(1,843)		(1,843)
Extensions and discoveries	63	4	67		67	36	72	108		108
Improved recovery	-	-	-		-	-	-	-		-
Purchase of minerals	-	601	601		601	-	-	-		-
Sales of minerals	-	-	-		-	-	-	-		-
Production	(1,042)	(938)	(1,980)		(1,980)	(1,256)	-	(1,256)		(1,256)
RESERVES AT 31 DECEMBER 2006	**7,490**	**4,971**	**12,461**		**12,461**	**14,109**	**72**	**14,182**		**14,182**
PROVED DEVELOPED RESEVES AS OF										
31 DECEMBER 2004	**6,109**	**4,060**	**10,169**	**-**	**10,169**	**8,623**	**-**	**8,623**	**-**	**8,623**
31 DECEMBER 2005	**5,869**	**5,161**	**11,030**	**-**	**11,030**	**11,733**	**-**	**11,733**	**-**	**11,733**
31 DECEMBER 2006	**5,089**	**4,971**	**10,060**	**-**	**10,060**	**9,534**	**72**	**9,606**	**-**	**9,606**

Foreign crude oil and condensate reserves include reserves in Russia and Pakistan, while foreign natural gas reserves include reserves in Pakistan.

	Crude oil, condensate and natural gas (kt equivalent)				
		Consolidate companies		Associated companies	Total
	Hungary	Foreign	Total		
RESERVES AT 31 DECEMBER 2004	**27,895**	**4,060**	**31,955**	**-**	**31,955**
Revision of previous estimates	(3,509)	2,105	(1,404)	-	(1,404)
Extensions and discoveries	285	-	285	-	285
Improved recovery	1,014	-	1,014	-	1,014
Purchase of minerals	-	-	-	-	-
Sales of minerals	(71)	-	(71)	-	(71)
Production	(2,272)	(1,004)	(3,276)	-	(3,276)
RESERVES AT 31 DECEMBER 2005	**23,343**	**5,161**	**28,504**	**-**	**28,504**
Revision of previous estimates	(1,984)	143	(1,841)		(1,841)
Extensions and discoveries	94	61	155		155
Improved recovery	-	-	-		-
Purchase of minerals	-	601	601		601
Sales of minerals	-	-	-		-
Production	(2,049)	(938)	(2,987)		(2,987)
RESERVES AT 31 DECEMBER 2006	**19,404**	**5,028**	**24,432**		**24,432**
PROVED DEVELOPED RESEVES AS OF					
31 DECEMBER 2004	**12,873**	**4,060**	**16,933**	**-**	**16,933**
31 DECEMBER 2005	**15,883**	**5,161**	**21,044**	**-**	**21,044**
31 DECEMBER 2006	**13,007**	**5,028**	**18,035**	**-**	**18,035**

B) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion, amortisation and impairment at December 31 are shown in the table below:

	Consolidate companies			Associated companies	Total
HUF million	**Hungary**	**Foreign**	**Total**		
At 31 December 2004					
Gross value	229,066	38,103	267,169	-	267,169
Proved properties	229,066	38,103	267,169	-	267,169
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	146,819	11,377	158,196	-	158,196
FX differences	-	931	931	-	931
Net capitalised costs	**82,247**	**27,657**	**109,904**	**-**	**109,904**
At 31 December 2005					
Gross value	237,814	46,836	284,650	-	284,650
Proved properties	237,814	46,836	284,650	-	284,650
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	157,603	20,461	178,064	-	178,064
FX differences	-	3,014	3,014	-	3,014
Net capitalised costs	**80,211**	**29,390**	**109,601**	**-**	**109,601**
At 31 December 2006					
Gross value	316,972	111,743	428,715	-	428,715
Proved properties	316,972	56,939	373,911	-	373,911
Unproved properties	-	54,804	54,804	-	54,804
Accumulated DD&A and impairments	193,088	28,268	221,357	-	221,357
FX differences	-	1,452	1,452	-	1,452
Net capitalised costs	**123,884**	**84,926**	**208,811**	**-**	**208,811**

Capitalised decommissioning costs are included in figures as at 31 December 2006.

C) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or expensed directly, are shown in the table below.

	Consolidate companies			Associated companies	Total
HUF million	Hungary	Foreign	Total		
For year ended 31 December 2004					
Acquisition of properties	4	608	612	-	612
Proved	-	-	-	-	-
Unproved	4	608	612	-	612
Exploration	9,295	3,594	12,889	-	12,889
G&G	3,283	911	4,194	-	4,194
Drilling	5,976	1,699	7,675	-	7,675
Rental fee, other	37	984	1,021	-	1,021
Development	8,548	4,147	12,695	-	12,695
Total costs incurred	**17,847**	**8,349**	**26,196**	**-**	**26,196**
For year ended 31 December 2005					
Acquisition of properties	-	3,935	3,935	-	3,935
Proved	-	-	-	-	-
Unproved	-	3,935	3,935	-	3,935
Exploration	10,207	4,983	15,190	-	15,190
G&G	3,437	2,381	5,818	-	5,818
Drilling	6,738	2,042	8,780	-	8,780
Rental fee, other	32	560	592	-	592
Development	6,797	3,815	10,612	-	10,612
Total costs incurred	**17,004**	**12,733**	**29,737**	**-**	**29,737**
For year ended 31 December 2006					
Acquisition of properties	-	43,113	43,113	-	43,113
Proved	-	8,368	8,368	-	8,368
Unproved	-	34,745	34,745	-	34,745
Exploration	8,501	4,892	13,393	-	13,393
G&G	1,332	1,173	2,505	-	2,505
Drilling	7,090	3,009	10,098	-	10,098
Rental fee, other	79	711	789	-	789
Development	16,953	3,563	20,516	-	20,516
Total costs incurred	**25,454**	**51,568**	**77,022**	**-**	**77,022**

D) Earnings

Earnings of Group companies from exploration and production activities excluding financing costs and related tax effects.

	Consolidate comapnies			Associated	Total
HUF million	**Hungary**	**Foreign**	**Total**		
For year ended 31 December 2004					
Sales	102,076	30,277	132,353	-	132,353
third parties	1,131	30,277	31,408	-	31,408
intra-group	100,945	-	100,945	-	100,945
Production costs	(18,476)	(795)	(19,271)	-	(19,271)
Exploration expense	(6,160)	(1,317)	(7,477)	-	(7,477)
DD&A	(16,491)	(6,114)	(22,605)	-	(22,605)
Other income/(costs)	(2,748)	(18,091)	(20,839)	-	(20,839)
Earnings before taxation	58,201	3,960	62,162	-	62,162
Taxation	(8,648)	(3,072)	(11,720)	-	(11,720)
EARNINGS FROM OPERATION	**49,554**	**888**	**50,442**	**-**	**50,442**
For year ended 31 December 2005					
Sales	140,270	51,253	191,523	-	191,523
third parties	101,773	51,253	153,026	-	153,026
intra-group	38,497	-	38,497	-	38,497
Production costs	(19,970)	(1,788)	(21,757)	-	(21,757)
Exploration expense	(8,431)	(4,983)	(13,413)	-	(13,413)
DD&A	(16,268)	(9,084)	(25,352)	-	(25,352)
Other income/(costs)	(2,751)	(13,233)	(15,984)	-	(15,984)
Earnings before taxation	92,850	22,166	115,016	-	115,016
Taxation	-	(6,441)	(6,441)	-	(6,441)
EARNINGS FROM OPERATION	**92,850**	**15,725**	**108,575**	**-**	**108,575**
For year ended 31 December 2006					
Sales	167,245	32,547	199,792	-	199,792
third parties	67,922	32,547	100,470	-	100,470
intra-group	99,323	-	99,323	-	99,323
Production costs	(20,272)	(2,773)	(23,045)	-	(23,045)
Exploration expense	(2,401)	(3,314)	(5,715)	-	(5,715)
DD&A	(28,954)	(7,420)	(36,374)	-	(36,374)
Other income/(costs)	(4,534)	(3,812)	(8,346)	-	(8,346)
Earnings before taxation	111,084	15,228	126,312	-	126,312
Taxation	(1,081)	(7,237)	(8,318)	-	(8,318)
EARNINGS FROM OPERATION	**110,003**	**7,991**	**117,994**	**-**	**117,994**

Other income/cost was corrected by the administration cost inside MOL Plc in every year.
The impact of capitalised decommissioning costs on DD&A and impairment is included in 2006.

E/1) Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows from production of proved reserves was developed as follows:

1. Estimates are made of quantities of proved reserves and the future periods which they are expected to be produced based on year-end economic conditions.
2. The estimated future cash in-flows from proved reserves are determined based on year-end prices.
3. The future cash flows are reduced by estimated production costs and future development and other, mainly abandonment and maintenance costs. All estimates are based on year-end economic conditions.
4. Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after allowing for tax deductible items (such as tax written down value of oil and gas producing assets) and future income tax credits.
5. Future net cash flows have been discounted at 10 percent in accordance with FASB 69.

The standardised measure of discounted future net cash flows does not purport nor should it be interpreted to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and risks inherent in reserves estimate.

			2004 Consolidated companies			2005 Consolidated companies			2006 Consolidated companies
HUF million	Hungary	Foreign	Total	Hungary	Foreign	Total	Hungary	Foreign	Total
Future cash inflows	1,064,107	74,774	1,138,881	1,647,975	176,514	1,824,489	1,416,838	149,675	1,566,514
Future production costs	(220,696)	(10,814)	(231,510)	(283,637)	(40,502)	(324,139)	(244,913)	(23,846)	(268,759)
Future development and other costs	(165,725)	-	(165,725)	(136,617)	(9,763)	(146,379)	(169,122)	(14,306)	(183,428)
Future tax expense	(98,480)	(13,433)	(111,914)	(197,566)	(27,835)	(225,401)	(210,835)	(23,892)	(234,727)
Future net cash flows	579,206	50,527	629,733	1,030,155	98,415	1,128,570	791,968	87,631	879,599
Effect of discounting	(276,487)	(11,354)	(287,841)	(459,050)	(35,067)	(494,118)	(325,142)	(32,450)	(357,593)
Standardised measure of discounted future cash flows	**302,719**	**39,173**	**341,892**	**571,104**	**63,347**	**634,452**	**466,826**	**55,181**	**522,006**

E/2) Change in standardised measure of discounted future cash flows

HUF million	Consolidated companies Hungary	Consolidated companies Foreign	Consolidated companies Total	Associated companies	Total
At 31 December 2004	**302,719**	**39,173**	**341,892**	**-**	**341,892**
Net changes in prices and production costs	511,966	33,458	545,424	-	545,424
Sales and transfers of oil and gas, net of production costs during the year	(120,300)	(32,675)	(152,975)	-	(152,975)
Development and other costs incurred during the year	13,240	3,806	17,046	-	17,046
Net cash from extensions, discoveries and improved recovery	18,784	-	18,784	-	18,784
Development and other cost related to future production	11,013	(10,481)	532	-	532
Purchase/Sale of minerals in place	(433)	-	(433)	-	(433)
Revisions of previous reserve estimate	(141,436)	33,342	(108,094)	-	(108,094)
Accretion of discount	35,281	4,960	40,241	-	40,241
Net change in income tax	(59,730)	(8,235)	(67,966)	-	(67,966)
At 31 December 2005	**571,104**	**63,347**	**634,452**	**-**	**634,452**
Net changes in prices and production costs	(37,390)	7,732	(29,658)		(29,658)
Sales and transfers of oil and gas, net of production costs during the year	(148,047)	(31,616)	(179,663)		(179,663)
Development and other costs incurred during the year	19,967	2,949	22,916		22,916
Net cash from extensions, discoveries and improved recovery	3,279	586	3,866		3,866
Development and other cost related to future production	(7,147)	(3,230)	(10,377)		(10,377)
Purchase/Sale of minerals in place	-	2,940	2,940		2,940
Revisions of previous reserve estimate	5,253	(598)	4,655		4,655
Accretion of discount	68,092	8,201	76,294		76,294
Net change in income tax	(8,287)	4,868	(3,418)		(3,418)
At 31 December 2006	**466,826**	**55,181**	**522,006**		**522,006**

Corporate governance

MOL has always recognised the importance of maintaining the highest standards of corporate governance. Among other things, the voluntary approval of the declaration on the Budapest Stock Exchange Corporate Governance Recommendations by the Annual General Meeting in 2006, before the official deadline, served as testament to the Company's commitment to corporate governance. In addition, MOL made a declaration concerning the application of the corporate governance recommendations of the Warsaw Stock Exchange prior to the admission of its shares to the Warsaw Stock Exchange in December 2004. The Company submits its declaration on relevant stock exchange corporate governance recommendations to both markets each year.

MOL's corporate governance meets the requirements of the regulations of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. MOL also subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area. MOL's commiment to corporate governance best practice is also demonstarted by the approval of MOL's Corporate Governance Code in 2006. This document presents MOL shareholder' rights, the operation of MOL government bodies, as well as remuneration and ethical issues. MOL's Corporate Governance Code has been published on the company's website.

MOL's corporate governance practices were rated highly in a report issued on December 30th, 2003 by Deminor Rating, the international corporate governance consultancy and rating firm. The original rating was updated in 2005. Corporate governance initiatives in 2004 and 2005 were also taken into consideration, resulting in a higher overall rating. ISS Corporate Services (previously Deminor Rating) revises MOL's rating in 2007 and the updated rating is expected to be published after the Annual General Meeting of MOL.

Board of Directors

MOL's Board of Directors acts as the highest governance body of the Company and as such has collective responsibility for all corporate operations.

The Board's key activities are focused on achieving increasing shareholder value, improving efficiency and profitability, and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, environmental protection, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for promoting the MOL culture throughout the entire Group.

The principles, policies and goals take account of the Board's specific and unique relationship with MOL's shareholders, the executive management and the Company. The composition of the Board reflects this with the majority (eight of eleven members) made up of non-executive directors. At present, 7 members of the Board of Directors qualify as independent on the basis of its own set of criteria (based on NYSE recommendations) and the declaration of directors. The following members of the Board of Directors qualify as independent: Dr. Sándor Csányi, Dr. Miklós Dobák, Dr. Gábor Horváth, Miklós Kamarás, Dr. Ernő Kemenes, Iain Paterson and Mrs. Kálmán Simóka Dr.

Relationship with the shareholders

The Board is aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as at an operational level.

Formal channels of communication with shareholders include the Annual Report and the quarterly flash reports, as well as other public announcements made through the Budapest Stock Exchange (primary exchange) and the Warsaw Stock Exchange. In addition, presentations on the business, its performance and strategy are given to shareholders at the Annual General Meeting and extraordinary General Meetings. Roadshow visits are also made to various cities in the UK, the US, Canada and Continental Europe where meetings are held with the investment community, including MOL shareholders and holders of MOL's Depository Receipts. Furthermore, investors are able to raise questions or make proposals at any time during the year, including the Company's General Meeting. Investor feedbacks are regularly reported to the Board of Directors. In 2006 MOL participated in 22 roadshows and investor conferences (5 US, Canada and 17 European) having over 360 meetings with potential and existing shareholders.

MOL has an Investor Relations department which is responsible for the organisation of the above activities as well as for the day-to-day management of MOL's relationship with its shareholders (contact details are provided in the "Shareholder Information" section at the end of this report). Extensive information is also available on MOL's website (www.molgroup.hu), which has a dedicated section for shareholders and the financial community.

Operation of the Board of Directors

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continued adherence to best practice standards.

The Board Charter covers:

- scope of the authority and responsibilities of the Board,
- scope of the committees operated by the Board,
- provision of information to the Board,
- main responsibilities of the Chairman and the Deputy Chairman,
- order and preparation of Board meetings and the permanent items of the agenda, and
- decision-making mechanism, and the manner in which the implementation of resolutions is monitored.

Report of the Board of Directors on its 2006 activities

In 2006, the Board of Directors held 10 meetings with an average attendance rate of 93%. Alongside regular agenda items, such as reports by the Committees' chairmen on the activities pursued since the last Board meeting, or an overview of capital market developments, the Board of Directors also individually evaluates the performance of each of the company's business units.

In line with the Company's strategic objectives, the Board of Directors decided on the acquisition of the majority stake in Bosnian Energopetrol, the purchase of a 100% stake in the Russian oil producing company BaiTex, and the acquisition of ownership of MSZKSZ Zrt. (Hungarian Hydrocarbon Stockpiling Plc.). In the course of the year, the Board of Directors reviewed the implementation of the strategic and business objectives of the Company's business units and their growth potential.

Committees of the Board of Directors

Certain specific tasks are carried out by the Board's Committees. These Committees have the right to approve preliminary resolutions concerning issues specified in the List of Decision-making and Authorities (LDA), which sets out the division of authority and responsibility between the Board and the executive management.

- The responsibilities of the Committees are determined by the Board of Directors.
- The Chairman of the Board of Directors may also request the Committees to perform certain tasks.

The members and chairs of the Committees are elected by the Board of Directors.
The Board allocates responsibilities to the various Committees as follows:

Finance and Risk Management Committee (previously Audit Committee)

Members:

- Dr. Miklós Dobák – chairman,
- László Akar,
- Dr. Ernő Kemenes,
- Iain Paterson, and
- Mrs. Kálmán Simóka Dr.

Responsibilities:

- review of financial and related reports,
- monitoring the efficiency of the internal audit system,
- review of planning, scope and results of the audit,
- ensuring the independence and objectivity of the external auditor.

Corporate Governance and Remuneration Committee

Members:

- Dr. Sándor Csányi – chairman,
- Zsolt Hernádi,
- Dr. Gábor Horváth, and
- Miklós Kamarás.

Responsibilities:

- analysis and evaluation of the activities of the Board of Directors,
- issues related to Board membership,
- promoting the relationship between shareholders and the Board,
- procedural, regulatory and ethical issues,
- reviewing corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards.

Sustainable Development Committee

Members:

- György Mosonyi – chairman,
- Michel-Marc Delcommune,
- Dr. Ernő Kemenes, and
- Iain Paterson.

Responsibilities:

- ensuring integrated management of SD (Sustainable Development) issues at MOL Group and at divisional level,
- follow up and verification of the operation and appropriateness of the Sustainable Development Management System (SDMS) compared to rules, regulations and international best practice,
- regular review and evaluation of all proposals for SD audit and evaluation, the objectives set, and the results and report within SDMS,
- annual evaluation of the performance of its own work and that of the SDMS.

Report of the Finance and Risk Management Committee on its 2006 activities

In 2006, the Finance and Risk Management Committee held 5 meetings with a 92% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee took part in the formulation of a comprehensive, Group-level risk management model.
- Internal audit: the Committee evaluated the internal audit reports and strategy.
- Financial position: the Committee continuously monitored the Company's financial position.

Report of the Corporate Governance and Remuneration Committee on its 2006 activities

In 2006, the Corporate Governance and Remuneration Committee held 8 meetings with a 100% average attendance rate. In addition to the issues of corporate governance and remuneration, the Committee discussed a number of key strategic and results-related topics prior to their presentation to the Board of Directors for discussion.

Report of the Sustainable Development Committee on its 2006 activities

In 2006, the Sustainable Development Committee held 1 meeting with a 100% attendance rate. The Committee decided on 2007 targets and started a group-level sustainability revision.

Relationship between the Board and the Executive Management

The LDA sets out the manner in which the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with maximum efficiency.

Guidelines of the Decision-making and Authorities List (LDA) include the following:

- ensuring the representation and enforcement of shareholders' interests through and by the Board,
- supporting a consistent and more efficient decision-making process at corporate level,
- achieving an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements,
- decisions should be taken only when information of sufficient detail and quality is available,
- maintaining appropriate post-implementation review and control, and
- implementation of a functional business matrix management system, both at MOL and at subsidiary level.

The system laid down by the LDA is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent deviation from, policies and strategies approved by the Board.

The structure of the List covers the Company's management levels, i.e., Management Level 1 denotes the Chairman and CEO and the GCEO. Management Levels II, III and IV represent the business unit managers and the senior managers of the subsidiaries.

The Executive Board (EB) operates as an intermediary between the Board of Directors and the above management levels. Its members are:

- Chairman and CEO
- Group Chief Executive Officer
- Executive Vice President, Finance
- Executive Vice President, Strategy and Business Development
- Executive Vice President, Exploration and Production
- Executive Vice President, Refining and Marketing
- Executive Vice President, Corporate Centre

The Executive Board provides a forum for preparing for decision-making. Members are required to offer comments and opinions, with the Chairman-CEO taking the final decision. If the GCEO or the Executive Vice President Finance have a dissenting opinion, the Board of Directors takes the final decision.

Incentives provided for non-executive directors

In addition to fixed remuneration, MOL operates an incentive scheme for non-executive directors, which allows the Company to motivate its directors, supporting the continued improvement in long-term Company performance, and value of the MOL shares. In addition, the aim of the scheme is to ensure that directors' interests remain in line with the interests of the Company's shareholders.

The basis of the effective incentive scheme for non-executive directors was approved by the Extraordinary General Meeting (EGM) on 1st September 2003. Updates and further revision of the scheme were authorised by the subsequent General Meetings (AGMs) in 2004 and 2005.

*if the Chairman is not a non-executive director, the deputy chairman (who is a non-executive) is entitled to this remuneration.

Elements of the Incentive Scheme:

Convertible bond program

the amount of available income in this element of the incentive scheme depends on the growth of the MOL share price, thus providing the highest possible alignment between the management's and shareholders' interests.

On 9th October 2003, directors participating in the program and the entitled top managers had a chance to subscribe for bonds convertible to privately issued "A" series ordinary shares, using a bank loan. As part of the program, 1,200 bonds with a 10 million HUF/bond nominal value were issued, with the option to convert to MOL shares in equal proportions within 5 years.

Board members were entitled to subscribe for 25 bonds/person, committee chairmen 30 bonds/person, and the chairman of the Board of Directors (or the deputy chairman if the chairman was an employee) 35 bonds/person, respectively.

Board members, who were not entitled to participate in the initial subscription as a result of certain limitations, had a chance to join the program in accordance with the resolution adopted by the AGM held on 30th April 2004.

Directors who are still unable to participate in the program due to legal restrictions will be compensated by the Company in cash, taking into consideration the profit that other directors are able to realise.

Fixed remuneration

In addition to their rights to subscribe for convertible bonds, as of 1st April 2003, directors are provided with the following fixed net remuneration, following each AGM:

Directors	25,000 EUR/year
Chairman*	41,500 EUR/year

Other Benefits

Directors who are not Hungarian citizens and do not have a permanent address in Hungary are provided with 1,500 EUR for each Board meeting (maximum 15 times) they travel to Hungary for. Directors who act as chairmen of the committees are provided with 1,000 EUR per month.

Incentive system for the top management

The Incentive System for the top management in 2006 included the following elements:

1. Incentive (bonus)
The maximum bonus amount is 40-100% of the annual base salary, paid in cash on the basis of the evaluation following the AGM. The elements of the incentive system include:

- Identification and evaluation of corporate and Group level key financial indicators (e.g. ROACE, operating cash flow, Lost time injury frequency, CAPEX efficiency, unit production, processing, operating, logistics costs, etc.).
- Identification and evaluation of particular individual targets related to the responsibilities of the particular manager in the given year.

2. Relative performance incentive
The basis of the relative incentive is 10% of the annual base wage, and is determined on the basis of rank or manager-specific performance ratings.

3. Share option program
The share option program was introduced in 2006, replacing the deferred payment in shares. The aim of the program is to motivate the management of MOL Group to increase the Company's long-term share price. The incentive is calculated on the basis of a MOL share purchase option, and is paid out in cash annually with a term of 5 years.

4. Bond program
Certain members of the Executive Board, top managers of MOL Plc., and some further key managers of MOL Group are also entitled to take part in the long-term convertible bond programme approved by the EGM of 1st September 2003. (The participants of this program do not take part in the above-mentioned option program.)

The following bonds were subscribed through the bond program in October 2003:

Members of the Executive Board (4 persons)
335 bonds
Other top managers (4 persons)
220 bonds
Key managers of the MOL Group (8 persons)
250 bonds

In July 2004, 3 other managers joined the program and were entitled to buy a total of 105 bonds from the bond portfolio.

In September 2004, a total of 80 bonds were repurchased from 2 top managers. In October 2004, the Executive Chairman-CEO of the Company approved a purchase of 24 additional bonds by 2 top managers who were already taking part in the bond program. In 2005, the company repurchased 36 bonds from a top manager, whilst there were no changes in the program in 2006.

Other Fringe Benefits
These include company cars (also used for private purposes), life insurance, accident insurance, travel insurance, liability insurance, and an annual medical check up.

Supervisory Board

The Supervisory Board is responsible for monitoring and supervising the Board of Directors on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives with the other six appointed by the shareholders.

The General Meeting held on April 27, 2005 approved a new remuneration scheme for the Supervisory Board. Under the new scheme, the members of the Supervisory Board receive remuneration of EUR 3,000/month, while the Chairman of the Supervisory Board receives remuneration of EUR 4,000/month. In addition to this monthly fee, the Chairman of the Supervisory Board is entitled to receive EUR 1,500 for participation in each Board of Directors or Board Committee meeting, up to 15 times per annum.

Audit Committee

In 2006, the general meeting appointed the Audit Committee, comprised of independent members of the Supervisory Board. The Audit Committee strengthens the independent control over the financial and accounting policy of the Company. The independent Audit Committee's responsibilities include the following activities:

- providing opinion on the report as prescribed by the Accounting Act,
- auditor proposal and remuneration,
- preparation of the agreement with the auditor,
- monitoring the compliance of the conflict of interest rules and professional requirements applicable to the auditor, co-operation with the auditor, and proposal to the Board of Directors or General Meeting on necessary measures to be taken, if necessary,
- evaluation of the operation of the financial reporting system, proposal on necessary measures to be taken, and
- providing assistance to the operation of the Supervisory Board for the sake of supervision of the financial reporting system.

Members of the Audit Committee include John I. Charody, Attila Chikán Dr., Mihály Kupa dr, and in case of long-term incapacitation of any of the permanent members, Sándor Lámfalussy Dr.

External auditors

The MOL Group was audited by Ernst & Young in both 2006 and 2005, excluding the ZMB joint venture in Russia and the operating company of the Fedorovsky Block in Kazakhstan in both years (these entities were audited by Deloitte & Touche and PricewaterhouseCoopers, respectively).

Within the framework of the audit contract, Ernst & Young performs an audit of statutory financial statements, including interim financial statements of MOL Plc. prepared in accordance with Law C of 2000 on Accounting and the consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Audits of the above-mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during the year, participating in the meetings of MOL's governing bodies and through other forms of consultation. The auditors also review the flash reports issued quarterly; however they do not perform an audit of such reports.

Ernst & Young also provided other services to MOL Nyrt. during 2006 and 2005.

Non-audit services in 2006 and 2005 were mainly related to due diligence services performed for MOL.

The Board of Directors does not believe that non-audit services provided by Ernst & Young compromised their independence as auditors.

Fees paid to the auditors (HUF m)	**2006**	**2005**
Audit fee for MOL plc (including audit fee for interim financial statements)	185	157
Audit fee for subsidiaries	315	278
Other non-audit services	52	134
Tax advisory services	34	74
Total	**586**	**643**

Framework of a comprehensive risk management function

According to the latest developments in the area of risk management, MOL Group – similarly to leading international corporate boards - has paid increasing attention to this function, which forms a key part of its corporate governance structure. 2006 was the first full operating year following the implementation of the new Group Risk Management (GRM) function and the appropriate integrated risk management approach. A major widening of risk management scope was achieved by incorporating Enterprise Risk Management (ERM) into the structure. As a result, GRM now consists of an integrated, comprehensive, 4-pillar system managing a broad variety of risks.

Financial risk management – handling short-term, market related risks

Financial Risk Management has been a longstanding function within Group Treasury prior to its integration under the GRM umbrella.

Financial (commodity price, FX and interest rate) risks are measured using a complex model based on the Monte Carlo simulation (which takes into account portfolio effects as well) and are managed – if necessary - with risk mitigation tools (such as swaps, forwards and options). This function concentrates on a relatively short, 12-month time horizon. Reports on compliance with limits linked to strategic and financial objectives of the Group are compiled for the senior management on a monthly basis.

Insurance management – transferring excess operational risks

The purchase of insurance, as an important risk mitigation tool used to cover the most relevant operational exposures, also forms part of GRM. The major insurances are: Property Damage, Business Interruption, Liability, and Control of Well Insurance. Insurance Management typically has a one year cycle with annual renewal, which is followed by a report to the top management. Since insurance is managed through a joint program for the whole group (including MOL, TVK and Slovnaft), MOL Group is able to exploit considerable synergy effects.

Enterprise risk management – incorporating a broad variety of risks into one long-term system

While the above-mentioned functions of GRM are focused on particular types of risks (financial and operational), ERM integrates these along with a broad variety of strategic risks. ERM tries to capture these risks in one comprehensive and dynamic model. Following identification, different classes of risk are quantified based on a common methodology, on consolidated basis, built on the assessment of their likelihood and possible impacts.

This state-of-the-art risk management system was introduced at MOL Group last year, based largely on the existing and competent financial risk management practice; it has since successfully been rolled out across all business units. The 10-year time horizon of the model also reflects the new aspects of longer term strategic risks. The ERM process identifies the most significant risks to the performance of the company (both divisional and on a group level) and calls for a decision to be made regarding which risks should be retained and which should be mitigated and how. Some of the risks are managed centrally, while some are dealt with by the divisions, overseen by nominated risk owners. From 2007 the annual cycle of risk quantification and prioritisation – following each year's planning period - will be turned into systematic and pragmatic risk mitigation actions, progress of which will be reported quarterly to the top management.

Business continuity management (BCM) - preparing for unexpected operational events

Based on ERM findings and the experience gained from insurance management, we now have a deeper understanding of the sources and nature of risks. As a result, MOL Group recognises the necessity of Business Contingency Plans, Crisis Management processes and other risk control programs. In the second half of 2006, GRM has led a pilot program at the Refining & Marketing Division, and plans to introduce Business Continuity Management at all divisions with high operational risk exposure in 2007.

Further development plans

Given that the structure of an appropriate and up-to-date risk management is now in place, and key methods have been developed, in the future the newly-introduced GRM procedures should become regular processes. The risk awareness culture across the whole organization has already been enhanced, due to the group-wide involvement during ERM and BCM projects. Another overall benefit of the broad applicability of ERM is its positive effect on corporate value: the ongoing integration of its results into key decision-making processes, including the strategic review, capital allocation, and the risk-return impact of particular business decisions, can significantly improve the business portfolio of MOL Group.

Board of Directors

1. Mr. Zsolt Hernádi (47)



Chairman of the Board of Directors since 7th July, 2000, Chairman & Chief Executive Officer since 11th June, 2001, member of the Board since 24th February, 1999.
Member of the Corporate Governance and Remuneration Committee.
Between 1989-1994 he occupied various posts at the Kereskedelmi és Hitelbank Plc., being its Deputy General Manager between 1992-1994. He was CEO of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001, Mr. Hernádi was Board member of the Hungarian Banking Association. Since 2001, he has been a member of the European Round Table of Industrials.

2. Dr. Sándor Csányi (54)



Member of the Board of Directors since 20th October, 2000, and Vice Chairman since 2001.
Chairman of the Corporate Governance and Remuneration Committee.
He started his career at the Ministry of Finance and continued at the Ministry of Food & Agriculture later at the Hungarian Credit Bank. From 1989 to 1992, he was Deputy CEO of the Commercial & Credit Bank (K&H), and since 1992, he has been the Chairman & CEO of the OTP Bank Plc. On 28th April, 2006, a shareholders meeting re-elected him for an other five-year term as Chairman & CEO of OTP Bank Plc. He is European Board member of MasterCard, Board member of the Hungarian Banking Association and co-chairman of the National Association of Entrepreneurs & Employers (VOSZ). He is also Chairman of the Supervisory Board of two OTP Bank Group members: DSK, which is Bulgaria's largest retail bank, and OTP Garancia Insurance. He has been an honorary professor of the University of Western Hungary since 2004. Dr. Sándor Csányi is a member of the International Association of Business Leaders, and of the Institut International d'Etudes Bancaires.

Other members of the Board of Directors



3. László Akar (54)

Member of the Board of Directors since 11th October, 2002, Member of the Finance and Risk management Committee. Between 1977-1990 he held various positions in the National Planning Office and Ministry of Finance. Between 1994-1998 he was political state secretary at the Ministry of Finance, secretary of the Government's Economic Committee, and deputy governor of the IMF, representing Hungary. Since 1998 he has been General Manager of GKI Economic Research Co. and since 2002, Chairman of the Supervisory Board of the National Bank of Hungary. In 2005 he won the Farkas Heller prize. In 2006 he received the French Chevalier de l'Ordre National du MériteOrdre.



4. Michel-Marc Delcommune (59)

Member of the Board of Directors since 28th April, 2000. Member of the Sustainable Development Committee of MOL, also a Board member of TVK Plc.
He was MOL Group Chief Financial Officer between 11th October, 1999 and 1st September, 2004, than Group Chief Strategic Officer until 11 July, 2006.
He joined the PetroFina Group in 1972. From 1990 he was primarily responsible for Corporate Finance and Insurance as Senior Vice-President and Chief Financial Officer. From 1999, he served, in addition, as Director – Human Resources, and handled the successful merger of PetroFina with Total. He is a member of the International Advisory Board of Cornell University Business School. Mr. Delcommune is a Belgian citizen.



5. Dr. Miklós Dobák (52)

Member of the Board of Directors since 29th May 1996, Chairman of the Finance and Risk management Committee.
He is Chairman of the Institute of Management and Professor of the Department of Management & Organisation at Corvinus University. He is an international partner of Horváth & Partners Consulting Company.

6. Dr. Gábor Horváth (51)



Member of the Board of Directors since 24th February, 1999, Member of the Corporate Governance and Remuneration Committee.
He has headed up an independent attorney's office since 1990. His main activities cover corporate, corporate financial and company organisations law. He is member of the Supervisory Board of OTP Bank Plc. and CD Hungary Plc.



7. Miklós Kamarás (62)

Member of the Board of Directors since 11th October, 2002, Member of the Corporate Governance and Remuneration Committee
He held various senior positions at ÉPGÉP Co. between 1972-1990, finishing as CEO. He was Deputy General Manager of ÁPV Plc. (the Hungarian Privatisation & State Holding Co.) between 1995-1998. From 1998, he was a partner at Deloitte & Touche Hungary and head of several auditor firms. Between 2002 – 2004, he was CEO and a Board member of ÁPV Plc., and Chairman of the Board of Budapest Airport Plc., until 30th May, 2005. At present he is Chairman of MÁV Plc. and Chairman of the Supervisory Board of BAUGÉP Ltd.

8. Dr. Ernő Kemenes (67)



Member of the Board of Directors since 11th October, 2002, Member of the Finance and Risk management Committee and the Sustainable Development Committee.
He was lecturer, then Head of Department at Budapest University of Economic Sciences from 1963. He held various senior positions in the National Planning Office, the Ministry of Education & Culture, and the Office of the Prime Minister between 1968-1997. He was also head of the National Planning Office between 1987-1990. He was head of Deloitte & Touche Hungary and one of the leading managers in the Central & East European Region between 1992-2001. Member of the Council of the Hungarian National Bank between 1992-1998, he is a retired university professor of Budapest University of Economic Sciences & Public Administration. He participates in preparing country reports for the OECD, EU and IMF. He is a Supervisory Board member at B.I.L. Ltd and Reneal Ltd.

9. György Mosonyi (58)



Group CEO and member of the Board of Directors since 19th July, 1999.
Chairman of the Sustainable Development Committee, Chairman of the Board of Directors TVK Plc.
From 1974 onwards, he worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of commercial director. In 1991 he worked at Shell headquarters, London. He was managing director of Shell-Interag Ltd between 1992-93 then Chairman and Chief Executive Officer of Shell Hungary Rt between 1994-1999. During this period he became Chairman of Shell's Central & East European Region and CEO of Shell Czech Republic in 1998. He is Honorary President of the Association of Joint Ventures and vice-chairman of the Hungarian Chamber of Commerce & Industry.



10. Iain Paterson (60)

Member of the Board of Directors since 24th February, 1999,
Member of the Finance and Risk management Committee and the Sustainable Development Committee.
From 1970 onwards, he held various positions at British Petroleum Plc in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil Plc, serving from 1991 as a Main Board member with responsibility for international activities. He is currently also Chairman of ITE Group Plc, Chairman of Sondex Plc, and a non-executive director of Hunting Plc and Armor Group International Plc. Mr. Paterson is a British citizen.

11. Kálmán Simóka Dr. (61)



Member of the Board of Directors since 11th October, 2002,
Member of the Finance and Risk management Committee
She held various senior positions in the Ministry of Finance between 1975-1985. She was Director-General of the State Treasury between 1995-1998, and since 2000, she has been CEO and Board member of the Budapest Funeral Company. Chairman of the Supervisory Board of the Civis Hotels Co.,and she is also a Supervisory Board member of Guest Co., and the Hungarian Development Bank (MFB).

Executive Board

1. Zsolt Hernádi (47)



Chairman of the Board of Directors since 7th July, 2000, Chairman & Chief Executive Officer since 11th June, 2001, member of the Board since 24th February, 1999.
Member of the Corporate Governance and Remuneration Committee.
Between 1989-1994 he occupied various posts at the Kereskedelmi és Hitelbank Plc., and between 1992-1994 he was its Deputy General Manager. He was CEO of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001, Mr. Hernádi was Board member of the Hungarian Banking Association. Since 2001, he has been a member of the European Round Table of Industrials.



2. György Mosonyi (58)

Group CEO and member of the Board of Directors since 19th July, 1999,
Chairman of the Sustainable Development Committee. He is Chairman of TVK Plc. Honorary President of the Association of Joint Ventures and vice-chairman of the Hungarian Chamber of Commerce & Industry.
From 1974 onwards, he worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of commercial director. In 1991 he worked at Shell headquarters, London. Between 1992-93 he was managing director of Shell-Interag Ltd and between 1994-1999 Chairman and Chief Executive Officer of Shell Hungary Rt. During this period he became Chairman of Shell's Central & East European Region and CEO of Shell Czech Republic in 1998.

3. József Molnár (51)



Group Chief Financial Officer since 3rd September, 2004. Since April 2001, he has been a Board member of TVK, and since January 2004 a Board member of Slovnaft a. s.
From 1978 to 2001, he held various management positions at BorsodChem Plc, including Pricing Department Head from 1982 to 1987, and Economics Department Head from 1987 to 1991. Between 1991 and 2001, as Chief Financial Officer and first deputy to the CEO, he contributed to the crisis management and reorganisation of the company, and later to the creation of its vision, and then its privatisation. He played a key role in the stock exchange listing of BorsodChem shares. He was CEO of TVK between 2001 and 2003, and MOL Group Planning & Controlling Director until his appointment as Group CFO in September 2004.

4. Lajos Alács (44)



Since 1st July, 2006 Lajos Alács is Executive Vice President of MOL Group, responsible for Strategy & Business Development.
He started his career in MOLTRADE-Mineralimpex Plc in 1988 as Area Manager, since 1992 he was Director of Crude Oil Processing and Risk Management. Between 2003 and 2006 he worked as General Manager.
Prior positions at MOL Plc:
1999 – Director – Crude Oil Purchase
2001 – Director – Fuel Sales
2002 – Director – SCM
2003 – Director of Commercial
Member of the Board at Hungarian Hydrocarbon Stockpiling Association.



5. Zoltán Áldott (39)

Exploration and Production Executive Vice President since September, 2004.
Between 1990 and 1991, he was an associate at Creditum Financial Consulting Ltd., and then, between 1992 and 1995, he held various positions at Eurocorp Financial Consulting Ltd. From 1995 to 1997, he was Manager – MOL Privatization Department, and from 1997 until 1999 Director - Capital Markets. From 1999, Mr. Áldott served as Director of Strategy & Business Development. From November 2000, he acted as Chief Strategy Officer and then, since June 2001, as Group Chief Strategy Officer. Since September 2004, he has been Executive Vice President of MOL Exploration & Production Division. He is also a Supervisory Board member of INA d.d., and Board member of the Budapest Stock Exchange.

6. Horváth Ferenc (46)



Since November 2003, Mr Horváth has been Executive Vice President of MOL Refining & Marketing Division, a unit integrated with Slovnaft. From 1984 until 1989, he worked for Mineralimpex, the Hungarian Foreign Trade Company for Oil & Mining Products, in the fields of crude oil and natural gas imports, and crude oil product exports. Between 1991 and 1997, he was Managing Director of Allcom Trading Co., the Hungarian Mineralimpex-Phibro Energy joint-venture, dealing with the European trading of crude oil and crude oil products. He joined MOL Plc in 1998 as Director - LPG Business Unit, and worked from January 2001 onwards as Sales Director, being responsible for the sales of MOL's entire product range (petrol, diesel, petroleum products, bitumen, LPG, lubricants, and so on). In 2002, he became Commercial Director, sales activities having broadened to encompass the supply of crude oil and raw materials necessary for the refining of crude oil.



7. József Simola (41)

Corporate Centre Executive Vice President since April 2006. Member of the Board of Directors of Slovnaft a.s.since May 2004. Member of the Board of Directors of TVK since April 2005.
Between 1991 -1992 he worked as an SAP expert at General Electric – Tungsram. After that he was employed as auditor and consultant at Arthur Andersen. In 1995 he participated in the French INSEAD MBA programme. In 1996 he joined the Boston Consulting Group, where he held various managerial positions in Hungary, Germany and Australia. Director of Corporate Centre of MOL Group since 2003 and Human Resources Director simultaneously since September 2004. Corporate Centre Executive Vice President since April 2006. Between April 2004 and April 2005 he was a member of the Supervisory Board of TVK.

Supervisory Board

1. Dr. Mihály Kupa (66)

Chairman of the Supervisory Board since 11th October, 2002.
Chairman of the Audit Committee and contributes to the Board and to the Finance and Risk Management work.
Between 1969 and 1975 he held various senior positions in the Statistical Office, between 1975-1984 in the Financial Research Institute, and between 1984-1990 in the Ministry of Finance. Between 1990 and 1993 he was Minister of Finance, and from 1992 to 1993 Vice-President of the Council of Governors of the World Bank and IMF in Hungary. In 1991, and again in 1998 he was Member of Parliament (Independent). He is a Supervisory Board member of the National Theatre Company.

2. Dr. Attila Chikán (63)

Member of the Supervisory Board since 30th April, 2004, Deputy Chairman of the Supervisory Board since 5th December, 2005.
Member of the Audit Committee.
Since 1968 he has been working for Budapest University of Economic Sciences. (Until 2004 predecessor of Corvinus University of Budapest.) Between 1989 and 1998 he was Head of the Business Economics Department and acted as Minister of Economic Affairs in 1998 and 1999. He was Rector of Budapest University of Economic Sciences between 2000 and 2003 and is a Doctor of the Hungarian Academy of Sciences. At present he holds several positions in Hungarian and international professional organisations, and membership of the editorial boards of several international journals. He is Chairman of the Supervisory Board of Richter Gedeon Plc.

3. Piroska Bognár (49)

Member of the Supervisory Board since 11th October, 2002, as an Employee Representative.
Mrs Bognár joined MOL in 1976. She has been President of MOL Trade Union of Chemical Workers since 2001 and Managing Director of Fókusz Kom Komáromi Training & Cultural KHT, since August 2003.

4. John I. Charody (80)

Member of the Supervisory Board since October 11, 2002.
Member of the Audit Committee.
Member of the British Empire and Justice of Peace, he worked in the Geophysical Institute of the Oil Exploration and Development Company between 1953 and 1956. Then he was a director in Australia of various companies including Bridge Oil Ltd., Aurora Minerals, Project Mining and CEO of Winton Enterprises Pty. Ltd. and Galina Investment international consulting company. Fellow of the Institute of Australian Directors since 1971, fellow of the Australian Institute of Management since 1967, Justice of Peace since 1972, he was awarded the M.B.E. by H.M. the Queen for service to Australia in 1973. In 1990 he was appointed Minister of Commerce in Budapest by the Federal Government of Australia with regional responsibilities in 12 countries. In 1997, the President of the Republic of Hungary awarded him the Officer Cross of the Republic of Hungary for his services to fostering Australian-Hungarian financial and commercial relationships. He has been Deputy Chairman of the Board at QBE Atlasz Insurance Private Ltd. Co. since 1997, Member of the Supervisory Board at Nemzeti Ingatlanfejlesztő Ltd. and Board Member of Pick Rt. and Csányi Foundation and Director of Civil Security Service Ltd.

5. Slavomír Hatina (60)

Member of the Supervisory Board since 11th October, 2002.
Mr. Hatina joined Slovnaft in 1970, working in various positions. From 1994 to December 2001, he worked for Slovnaft a.s., Bratislava (1994-1998 as CEO, 1998-2001 as President). From 1994 to February 2005, Mr. Hatina was Chairman of the Board of Slovnaft, a.s. A Doctorate Honoris Causa was bestowed on Mr Hatina by the Slovak University of Technology in 2001. He is Chairman of Slovintegra a.s. and Slovbena a.s. Mr Hatina is a citizen of Slovakia.

6. József Kudela (60)

A member of the Supervisory Board since 30th November, 1994 as an Employee Representative, Mr. Kudela joined MOL in 1971. He has been chairman of the MOL Miners Trade Union since 1989.

7. Dr. Sándor Lámfalussy (78)

Member of the Supervisory Board since 24th February, 1999.
He was guest professor at Yale University between 1961 and 1962. For a time he was Director-General of the Bank of Brussels, and then, between 1976 and 1993, a member of management at the Bank for International Settlements. For the last nine years he has been CEO of the bank. From 1994 to July 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank, and became firstly a university professor then "professeur extraordinaire" at the Catholic University of Louvain, Belgium. In 2000-2001 he was the Chairman of the Committee of Wise Men on the Regulation of the European security markets, the recommendations of which were accepted by the European Council, and are now being implemented. At present he is member of the Supervisory Board of CNP Assurance France. Dr. Lámfalussy is a Belgian citizen.

8. János Major (55)

Member of the Supervisory Board since 30th November, 1994, as an Employee Representative.
Mr. Major joined MOL in 1970. He has been Secretary of the MOL Trade Union of Chemical Workers since 1994, and co-ordination secretary of MOL Trade Union of the Chemical Industry since 2003. He has also been a Member of the Legal, Administration & Employment Committee of the Municipality of Százhalombatta since 2002, and a Supervisory Board member of Fókusz Kom Komáromi Training and Cultural KHT, since 2003.

9. István Vásárhelyi (56)

Member of MOL Group Supervisory Board since 27th April, 2005.
Between 1978-1989, he held various managerial positions at Budapest Rozmaring MGTSZ (an agricultural co-operative). From 1992 to 1998, he was a trustee of the "Foundation against Cancer for Man and the Future". At the same time he was CEO of Budapest Capital Holding Management Plc. In 1995, he was appointed Managing Director, and since 2000, Director-General, from 2006 Managing Director of ROZA-PORTA Trading Ltd. Between 1994-2000, he was a Board member of Helia Hotels Plc. He was also a member of the Supervisory Board of ÁPV Plc. Between 1995-2002 (the State Privatisation Company), and, in 2000, was appointed Chairman of the Board of Képcsarnok Plc. (Fine Arts Trading), becoming chairman of the Supervisory Board from 2001 to 2003. Between 2002 and 2004, he was also a Board member of Dunaferr Plc. Since 2002, he had been Vice-Chairman of the Board of ÁPV Plc, and he has been Chairman of the Board of ÁPV Plc from 1th December 2006. From 2005 he has been member of the Board of Directors of Hitelgarancia Plc. He was elected trustee of the Szalmaszál Foundation Endowment for the Homeless from 2006 and member of the Board of Directors Graphisoft Pld.



Report of the Supervisory Board

The Supervisory Board performed its duties in accordance with its statutory obligations. The report of the Supervisory Board has been prepared pursuant to the report of the Board of Directors, the opinion of the auditors and the scheduled regular midyear reviews.

MOL is the leading integrated oil and gas company of Central and Eastern Europe, the market leader in Hungary, and, with parent company's net sales of HUF 1,873.6 billion and Group's International Financial Reporting Standards (IFRS) net sales of HUF 2,891.1 billion, the largest company in Hungary. The work performed last year by the Board of Directors can be deemed successful and this is also reflected in the share price. The weighted average stock exchange price of MOL shares increased by 22.3% in 2006 to HUF 21,745 (in 2005 this was HUF 17,774). The stock exchange closing price on 31st December, 2006 was HUF 21,600.

The accounting methods applied in developing the financial reports are supported by the report of Audit Committee as well, are in accordance with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance-sheet are supported by reconciliation and stock-taking where relevant. Assessment and payment of tax obligations were implemented as prescribed by law. The Company's 2006 financial statements provide a true and fair picture of its economic activities. For the MOL Group a total of 75 companies were fully, and a further 9 companies were partially consolidated, using the equity method. Last year the ownership structure changed: at the end of 2006 the shareholding of foreign institutional investors was 72.4%, including the 7.8% shareholding of The Bank of New York, the Depository of MOL ADRs. The ownership of domestic institutional and private investors amounted to 7.7%.

On 13 March 2006, MOL Plc signed a share purchase agreement to sell 6,007,479 Series "A" Ordinary Shares of MOL held in treasury to Magnolia Finance Limited ("Magnolia"). Simultaneously, Magnolia announced the sale of capital securities, exchangeable into the Series "A" Ordinary Shares of MOL, to international financial investors.

On 10 April 2006, MOL sold 1,404,217 Series "A" Ordinary Shares of MOL to BNP at market price. Simultaneously with the agreement, MOL and BNP entered into option agreements, with the expiration date of 18 December 2006. BNP and MOL signed agreements on 13 December 2006 regarding Series „A" Ordinary Shares of MOL held by BNP (including 7,552,874 shares purchased from Slovintegra-Slovbena in December 2005) extending the option rights on MOL shares held by BNP until 18 December 2007.

MOL exercised its option right on 29 May 2006 and purchased 10,898,525 „A" series MOL ordinary shares (representing 10% of MOL's registered capital) from Hungarian State Privatisation and Holding Company (APV Zrt.) in a stock exchange transaction. The purchase price was HUF 21,760 per share.

In November-December 2006, APV Zrt. sold 1,893,424 "A" series MOL ordinary shares, 1.73% of MOL's share capital, in a domestic public offering and a stock exchange auction at an average price of HUF 21,592 per share. After closing the transaction, APV Zrt. kept one voting preference share and one ordinary share.
The Supervisory Board endorses the proposal of the Board of Directors to pay a gross dividend of HUF 50 billion for 2006. The Supervisory Board proposes that the General Meeting approve the audited financial statements of MOL Plc for 2006, with a balance-sheet total of HUF 2,136 billion, after-tax profit of HUF 295 billion, and tie-up reserve of HUF 270 bn and the audited consolidated financial statements of the MOL Group for 2006, with a balance sheet total of HUF 2,165 billion and profit attributable to equity holders of HUF 329 billion. These reports do not include the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, 31st March, 2007

For and on behalf of the Supervisory Board and Audit Committee of MOL Plc:



Dr. Mihály Kupa
Chairman of the Supervisory Board

Corporate and Shareholder Information

Date of foundation of MOL Nyrt.: 1 October 1991. Registered by the Budapest Court of Justice acting as Court of Registration on June 10, 1992 with effect as of 1 October 1991, under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the EGM held on 27 April, 2006, which was modified with some new activities on 7 February 2007. Access to the Articles of Association can be requested from the Company or electronic version can be downloaded from Company's web site.

Registered share capital as of 31 December 2006: 109,329,797 registered A series ordinary shares with a par value of HUF 1,000 each, 1 registered B series preferred share with a par value of HUF 1,000 with special preferential rights attached and 578 registered C series ordinary shares with a par value of HUF 1,001 each.

Ownership Structure:	**12. 31. 2005**		**12. 31. 2006**	
	Par value of shares (HUF th)	**%**	**Par value of shares (HUF th)**	**%**
Foreign investors	63,391,617	58.2	64,101,497	58.6
OMV	10,901,000	10.0	10,936,000	10.0
BNP Paribas+	7,561,680	6.9	9,003,359	8.2
Magnolia Finance	0	0.0	6,007,479	5.5
ÁPV Zrt.	12,792,002	11.7	2	0.0
Hungarian institutional and private investors	6,926,677	6.4	8,382,936	7.7
MOL Nyrt. (treasury shares)	7,412,275	6.8	10,899,104	10.0
Total	**108,985,251**	**100.0**	**109,330,377**	**100.0**

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes also listed by transaction. Indicative bid and ask prices of MOL's DRs on IOB can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL shares and DRs are traded on the American Pink Sheet OTC market. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB.

The following table shows trading data on MOL shares and DRs for each quarter of 2006.

Period	BSE volume (no. of shares)	BSE closing price (HUF/share)	IOB volume (no. of DRs)	IOB closing price (US$/DR)
1st quarter	23,414,179	22,345	38,402,354	101.6
2nd quarter	23,414,734	22,750	18,840,372	102.5
3rd quarter	17,418,436	19,600	14,671,529	89.8
4th quarter	19,124,097	21,600	12,284,250	113.5

Treasury shares

Resolution No. 7 of the Annual General Meeting held on 27 April 2006 provided authorisation to the Board of Directors for the purchase of MOL shares as follows:

The Board of Directors was entitled to acquire treasury shares pursuant to the following terms and conditions:

- Purpose of acquiring the treasury shares:
- supporting the achievement of the strategic goals of MOL, particularly use of treasury shares as consideration in acquisition transactions, or
- operation of share-based incentive schemes, or
- adding a new potential measure to optimize the capital structure through the repurchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased), or
- facilitating the implementation of potentially attractive share-based or hybrid financing instruments.
- Mode of acquisition of treasury shares: with or without consideration, either on the stock exchange or through public offer or on the OTC market if not prohibited by legal regulations.
- The authorisation empowers the Board of Directors to acquire ordinary shares of the Company with a par value of HUF 1,000 each.
- The amount (number) of shares that can be acquired: the total number of treasury shares acquired or owned by the Company simultaneously may not exceed 10% of the share capital of the Company.
- The period of validity of the authorisation: from the resolution made on the Annual General Meeting for an 18 months period.

- If the acquisition of the treasury shares is in return for a consideration, the minimum amount can be paid in return for one piece of share is HUF 1, while the maximum amount is highest amount of the effective stock exchange price level of the day of the transaction, or of the volume weighted average daily stock exchange prices of 90 trading days before the date of the transaction or of the volume weighted average stock exchange price of 90 trading days before the date of signing the agreement for acquiring the treasury shares (particularly purchase agreement, call option agreement or other collateral agreement).

As at 31 December 2005, MOL owned 7,411,696 „A" series, and 578 „C" series ordinary shares. The number of "A" series shares increased to 10,898,525 and the "C" series did not change by the end of 2006. The changes were due to the following transactions:

Reasons for change	**Number of „A" series shares**	**Number of „C" shares Shares**
Number of treasury shares as at 31 December 2005	**7,411,696**	**578**
Shares sold to Magnolia Finance	-6,007,479	
Shares sold to BNP Paribas	-1,404,217	
Shares purchased on BSE	43,979	
Share dotation to employees and company officers	-43,979	
Shares purchased from ÁPV Zrt.	10,898,525	
Number of treasury shares as at 31 December 2006	**10,898,525**	**578**

MOL securities held by Directors and Officers of the company as of 31 December, 2006

Name	Current position	Number of MOL shares	Number of MOL convertible bonds
Zsolt Hernádi	Executive Chairman and Chief Executive Officer, member of the Board of Directors	86,443	52
Dr. Sándor Csányi	member of the Board of Directors, Deputy-Chairman	12,453	14
György Mosonyi	Group Chief Executive Officer, member of the Board of Directors	42,376	36
László Akar	member of the Board of Directors	16,356	10
Michel-Marc Delcommune	member of the Board of Directors	36,168	20
Dr. Miklós Dobák	member of the Board of Directors	15,232	12
Dr. Gábor Horváth	member of the Board of Directors	9,250	10
Dr. Ernő Kemenes	member of the Board of Directors	8,263	10
Iain Paterson	member of the Board of Directors	8,921	10
Miklós Kamarás	member of the Board of Directors	0	0
Kálmánné Simóka Dr.	member of the Board of Directors	8,395	10
Dr. Mihály Kupa	Chairman of the Supervisory Board	0	0
Piroska Bognár	member of the Supervisory Board, representative of the employees	484	0
John I. Charody	member of the Supervisory Board	0	0
Dr. Attila Chikán	member of the Supervisory Board	0	0
Slavomir Hatina	member of the Supervisory Board	0	0
József Kudela	member of the Supervisory Board, representative of the employees	360	0
Dr. Sándor Lámfalussy	member of the Supervisory Board	380	0
János Major	member of the Supervisory Board, representative of the employees	544	0
István Vásárhelyi	member of the Supervisory Board	167	0
József Molnár	Executive Vice President Finance	11,857	26
Lajos Alács	Executive Vice President Strategy and Business Development	6,778	10
Zoltán Áldott	Executive Vice President Exploration and Production	40,000	26
Ferenc Horváth	Executive Vice President Refining and Marketing	11,810	26
Árpád Olvasó	Senior Vice President Petrochemicals	0	0
József Simola	Executive Vice President Corporate Centre	2,846	16

Glossary

Average production cost
Total cost of lifting, gathering and processing of crude oil and natural gas.

Biofuels
Materials of agricultural origin, which can be used as motor fuels, alternative fuels. Currently, they are more expensive than fuels produced from crude oil, but the European Union supports their sales. Typical representatives are rape-oil methyl ester (biodiesel) and ethanol (it is not widely known that so-called Otto motor was originally planned to use ethanol). Recently, European Union decided that fuels of agricultural origin have to be blended to products sold in an increasing portion year by year from 2005 to 2009. From 2009, 5.75% will be the required biofuel portion.

Black products
Collective noun for fuel oils and bunker oils.

Boe (barrel of crude oil equivalent)
Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m3) of gas.

Barrel
Anglo-Saxon unit of measurement applied in the oil sector, one ton crude oil is nearly equal with 7-7,5 barrel. (Conversion rate applied onto crude oil grades in Hungary is 7,55 bbl/ton).

Brent type crude oil
Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Brent-Ural Spread
Difference between Brent and Ural crude oil's international price. The price of Ural type crude oil is quoted in Rotterdam (FOB ROT) and Mediterran (CIF MED) region.

Condensates
General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant
Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Company
MOL Hungarian Oil and Gas Public Limited Company.

Crack Spread
Difference between product's quoted price and crude oil price. The crack spread figures change according to global oil market trends (like consumption seasonality, refinery supply, changes of stocks).

Cracking
collective noun for operations/technologies aiming at production of a mixture of lighter hydrocarbons (having lower boiling point) by cracking longer carbon chains (through splitting carbon-carbon bonds) of heavier hydrocarbon molecules. Cracking can be purely a thermal process as well as catalytic (in this case the cracking process promoted by using of catalysts).

Distillation capacity utilisation
The utilisation of the primary distillation capacity of a refinery.

Downstream
Refining and Marketing and Retail.

Dry well
An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery (EOR)
Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

FCC
Fluid Catalytic Cracking plant

Field development
Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production
Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

Horizontal drilling
Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ)
Association of the most important Hungarian crude oil product trading companies.

Increased oil recovery (IOR)
A comprehensive term to define increased petroleum recovery methods, which includes all methods or processes other than production based on the energy of and in the reservoir (enhanced oil recovery (EOR), secondary and updated primary methods)

Liquified Propane Gas (LPG)
Hydrocarbon gas compound mainly consisiting of propane and butane, liquified under high pressure, which is sold in cylinders for household purposes. These days the motoric usage of LPG spreads. This fuel is the „autogas".

MMSCF
Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MEH
Hungarian Energy Office.

Mining royalty
In accordance with international practice and the relevant provisions of the Mining Law, the Hungarian State requires to pay a mining royalty after any and all crude oil and natural gas produced in Hungary (except production applying EOR methods). The rate of this royalty has been 12% since January 1, 1998, except the extra mining royalty payable after the natural gas produced from fields developed prior to 1998. The royalty rate was modified from 2006 with multiplier of 1.02-1.05 as per the agreement between MOL and the Minister of Economy and Transport.

MOL filling station operated in franchise
Filling station operated under MOL-logo and with MOL product slate, but not owned by MOL.

Monomers
Basic compounds of polymers (plastics, rubbers), basic elements (links) of polymer chains in high-molecular-weight materials. Nowadays the most important monomers, the basic petrochemicals are short-chained olefins (ethylene, propylene, butadiene) along with their simple derivatives, and the simplest aromatic compound: benzene. Primary sources of all these monomers are the olefin plants.

MSZKSZ
Hungarian Hydrocarbon Stockpiling Association responsible for the strategic stockpiling of crude oil, crude oil product, natural gas.

Natural gas liquids
Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production
Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production
Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Olefin
This is collective noun for open-chained hydrocarbons including unsaturated double carbon-carbon bond(s). The simplest representatives of these compounds, ethylene and propylene are basic petrochemicals. The most important asset in olefin production is the so-called steam cracker (olefin plant), which converts naphtha, chemical gasoil and other light hydrocarbons to key products as ethylene and propylene by cracking and dehydrogenation.

Polyethylene
This is a kind of thermoplastics produced by polymerisation of ethylene. Today polyethylene has the largest share among commodity plastics. Parameters (such as pressure, temperature, applied additives and catalysts) of industrial processes aiming at production of

PE show significant differences, consequently a wide range of products with different characteristics can be produced. All of them can be classified into two groups according to their density: LDPE (low-density polyethylene) and HDPE (high-density polyethylene).There are significant differences at molecular level: LDPE shows inordinate structure, a mixture of heavily branched components resulting in softer, more flexible material, while HDPE is a denser, harder and stronger (with higher tensile strength) plastic due to its more structured hydrocarbon chains.

Polyolefins

This is collective noun for thermoplastics produced by polymerisation (polyaddition) of olefin monomers (e.g. ethylene and propylene). The most important commodity plastics, polyethylene and polypropylene belong to this class.

Polypropylene (PP)

A thermoplastic produced by polymerisation of propylene. Has a significant - and increasing - share among commodity plastics. Parameters (such as pressure, temperature, applied additives and catalysts) of industrial processes aiming at PP production show significant differences, consequently a wide range of products with different characteristics can be produced. Addition of ethylene into the polymerisation process as co-monomer leads to PP copolymers. PP can be used in a wide variety of application as it has good resistance to heat and low water absorption.

PPM

PPM is a measure of the concentration of a substance in a liquid, used where low levels of concentration are significant. The ppm value is equivalent to the absolute fractional amount multiplied by one million. For example, 10 ppm equals 10 kilogram of a substance for a million kilogram (one kiloton) of a liquid.

Production Sharing Agreement (PSA)

Agreement for sharing the production of an oil field or a gas field between the State and the Investors.

Proved developed non-producing reserve

Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve

The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve

Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve

Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Putting into production

Accomplishment of surface and underground facilities necessary for the production of hydrocarbon reserves.

Pyrolysis

Thermal cracking of hydrocarbons at high (usually above 650°C) temperature and low (few bars) pressure, which is the basic process in operation of olefin plants. Process is conducted in the presence of steam in order to minimize coke-formation.

Pyro-naphtha

Mixture of valuable by-products with significant aromatic content, having boiling points within the range of naphtha, arising besides main products (ethylene and propylene) in the course of pyrolysis of petrochemical feedstocks (naphtha, chemical gasoil and other light hydrocarbons) in olefin plants. Can be converted to basic aromatics (benzene, toluene, xylenes, etc.) by further processing, while after appropriate hydrogenation it can also be used as high-quality, high-octane mogas blending component.

Refinery margin

Difference between product's international quoted price and the actual crude oil price.

Or: The unit profitability of a (theoretical or actual) refinery, which is determined by crude oil product, as well as unit refining costs.

Refinery complexity – Nelson complexity index

Refinery complexity demonstrates, what white product yield can be achieved from 1 barrel of crude oil. The more complex the refinery, the higher is the white product yield from the same quality crude oil ie. the less fuel oil it produces. One of the best measures for complexity is the Nelson index, which calculates complexity from the existence of different refinery plants and from the the ratio of their capacity to distillation capacity.

Refining cover

Total refining capacity divided by total volumes of product sold.

Reserve

Estimated volume of crude oil, condensate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading

To transform residues (heavy fuel oil) into more valuable white products.

Russian export blend

(API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

SAPPO

Slovak Association of Petroleum Industry and Trade

Steam cracker (olefin plant)

Technology for production of key basic petrochemical products (olefins: ethylene, propylene, and aromatics: benzene, toluene, xylenes), on the basis of thermal decomposition (cracking) and dehydrogenation of petrochemical feedstocks (naphtha and chemical gasoil) produced by the refineries or lighter saturated hydrocarbons (ethane, propane, butane) in the presence of steam. Main products of the process (ethylene, propylene) are raw materials of polyethylene and polypropylene production, while the by-products can widely be used in organic chemical industry, plastics and rubber production or as gasoline blending components.

SCM (Supply Chain Management)

Supply Chain Management coordinates the procurement of crude oil, other refinery feedstock and products, refining, logistics related to procurement or sales, as well as the wholesale of crude oil products. It targets to maximise MOL Group profit with optimising through the whole value chain.

SPE based reserve valuation

Method used by the Society of Petroleum Engineers

Spot contract/sales

Short term sales, usually in a contract for one delivery.

Term contract/sales

Long term contract, usually for one year or longer term.

Toe (tonne of crude oil equivalent)

Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

Transit

Gas transmission through pipeline, which crosses the border of one member of the European Economic Area and its starting or end-point is outside the European Economic Area.

Upstream

Exploration and Production Segment.

Ural Blend and Brent-Ural spread

Russian, export quality crude oil. Heavy and sour (with high sulphur content) crude oil, therefore the price of Ural Blend is lower than that of light Brent crude oil, which has low sulphur content. Brent-Ural spread is the differential between world market prices of Brent and Ural type crude oils. The price of Ural crude is quoted in Rotterdam and Mediterranean region.

White products

Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

Financial Terms

CAPEX
Capital Expenditure

Cash Flow at Risk (CF@R)
Methodology to measure the risks of the MOL Group. It takes into account the exposures and the volatilities of the different businesses within the MOL Group portfolio.

EBITDA Earnings before interest, tax, depreciation and amortisation
Operating profit plus depreciation and amortisation.

DR
American Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

EBITDA margin
Ratio of EBITDA divided by net sales revenues.

EPS
Basic earnings per Share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period

Financial Covenant
It is the rate calculated from specific terms of P&L, Balance Sheet and Cash-Flow. (Eg.: Net Debt per EBITDA, EBITDA per Total Interest Expense) Financial Covenants are primarily applied in loan facility agreements to limit lenders' credit risk.

Gearing
Ratio of net debt to net debt plus equity. Net debt = Long-term debt, net of current portion + short-term debt + current portion of long-term debt – short term investments – cash and cash equivalents.

IFRS
International Financial Reporting Standards, formerly International Accounting Standards (IAS).

ISDA International Swap Dealers Association
The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation
Number of shares (issued share capital excluding Treasury stock) multiplied by the actual stock market price.

Net income
Attributable to equity holders of the parent Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

NOPLAT
Net Operating Profit Less Adjusted Tax.

Operating cash flow
Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Return on average capital employed (ROACE)
Operating profit after taxation / average capital employed.
Operating profit after taxation = operating profit x (100% - calculated corporate tax ratio)
Average capital employed = opening capital employed/2 + closing capital employed/2.
Capital employed = total assets – long term financial investments – work in progress – cash and cash equivalents – securities – short term liabilities + short term loans and credits.

Return on Equity (ROE)
Net income divided by shareholders equity.

Shareholder's return
Return resulting from the movements of the share price and the amount of dividend paid.

Short position
Exposure to a factor (e.g. commodity price, foreign exchange rate, interest rate) where the profit and/or the cash flow of a company is negatively influenced by an increase of such factor.

Shareholder Information

Corporate Address
MOL Hungarian Oil and Gas Plc. (MOL Plc.)
H-1117 Budapest,
Október huszonharmadika u. 18.
H-1502 Budapest, Pf.: 22
Tel.: (36-1) 209-0000, 209-1010, 209-2020

Share Registrar
KELER Zrt.
H-1075 Budapest, Asbóth u. 9-11.
Tel.: (36-1) 483-6253

Stock Exchange Trading Information
Budapest Stock Exchange
H-1062, Budapest, Andrássy út 93.
Tel.: (36-1) 429-6636
Fax: (36-1) 429-6654

Warsaw Stock Exchange
Giełda Papierów Wartościowych w Warszawie S.A.
Książęca 4
00-498 Warsaw
Poland
Tel. (4822) 628 32 32
Fax. (4822) 628 17 54
e-mail: wse@wse.com

DR Information
The Bank of New York
101 Barclay Street, 22 West New York, NY 10286 USA
Tel: 00 1 212 815 3503 Fax.00 1 212 571 3050.

Announcements
The company publishes its announcements in MOL's website: www.mol.hu
and in Budapest Stock Exchange's website: www.bet.hu

Investor Relations
H-1117 Budapest,
Október huszonharmadika u. 18.
Tel.: (36-1) 464-1395
Fax: (36-1) 464-1335
e-mail: investorrelations@mol.hu

Investor Relations Director

Richard Benke
Phone: +36 1 464 0159,
E-mail: rbenke@mol.hu

Analyst and shareholder contacts

Krisztian Hercik
Phone: +36 1 464 1168,
E-mail: khercik@mol.hu

Zsuzsanna Kun
Phone: +36 1 464 0747,
E-mail: zskun@mol.hu

Ildikó Nagy
Phone: +36 1 464 1775,
E-mail: ivnagy@mol.hu

Small shareholder and custody contact

Zoltán Fogarasi
Phone: +36 1 464 1316,
E-mail: zfogarasi@mol.hu

[redacted]



MOL Group 2007 first quarter preliminary results

INVESTOR RELATIONS

MOL

BENEFITING FROM INDUSTRY ENVIRONMENT IN DOWNSTREAM AND PETROCHEMICAL BUSINESSES

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2007 first quarter preliminary results. This report contains consolidated financial statements for the period ended 31 March 2007 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

FY 2006 HUF bn	FY 2006 USD m[1]	MOL Group financial results (IFRS)	Q1 2006 HUF bn	Q1 2006 USD m[1]	Q1 2007 HUF bn	Q1 2007 USD m[1]	Change % HUF	Change % USD
2,891.1	13,734.4	Net sales revenues	798.7	3,774.6	515.8	2,676.7	(35)	(29)
529.3	2,514.5	EBITDA	186.8	882.8	106.7	553.7	(43)	(37)
394.8	**1,875.5**	**Operating profit**	**155.2**	**733.5**	**72.6**	**376.8**	**(53)**	**(49)**
312.2	**1,483.0**	**Operating profit excluding special items [2]**	**72.2**	**341.0**	**58.7**	**304.6**	**(19)**	**(11)**
37.6	178.6	Net financial expenses/(gain)	26.5	125.2	(1.6)	(8.3)	n.a.	n.a.
329.5	**1,565.3**	**Net income**	**122.3**	**578.0**	**59.5**	**308.8**	**(51)**	**(47)**
246.9	**1,172.8**	**Net income excluding special items [3]**	**27.7**	**130.8**	**45.6**	**236.6**	**65**	**81**
529.5	2,515.4	Operating cash flow	91.4	431.9	48.2	250.1	(47)	(42)

[1] In converting HUF financial data into USD, the following average NBH rates were used: for Q1 2006: 211.6 HUF/USD, for 2006: 210.5 HUF/USD, for Q1 2007: 192.7 HUF/USD.
[2] Operating profit excluding the one-off gain of HUF 83.0 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 13.9 bn) realised in Q1 2007.
[3] Net income in addition to adjustments detailed in [2] excludes in Q1 2006 the benefit from MOL Plc's corporate tax holiday (HUF 11.8 bn calculated at 16% tax rate).

Operating profit excluding special items decreased by HUF 13.5 bn to HUF 58.7 bn in Q1 2007. EBIT was adjusted for the HUF 83.0 bn non-recurring gain recorded on the gas asset sale in Q1 2006 and the one-off gain of HUF 13.9bn on the acquisition of TVK shares in Q1 2007. Net income excluding special items improved by HUF 17.9 bn to HUF 45.6 bn (USD 236.6 mn) in Q1 2007, reflecting the improved financial performance. In addition to sales growth, strong Downstream and record Petrochemical performance was fuelled by favourable refining and petrochemical margins. Lower production volumes as well as declining crude price and weaker USD, resulted in weaker Upstream results.

Exploration & Production operating profit was HUF 16.6 bn (USD 86.3 mn) in Q1 2007, down by HUF 21.7 bn, mainly due to a 18% decline in average daily hydrocarbon production (to a large extent explained by the disposal of a major domestic gas and oil field to be converted in underground gas storage facility), 6% lower crude prices and a 9% weaker USD against the HUF.

Refining & Marketing reached an operating profit of HUF 27.3 bn, up 13% (USD 141.7 mn up 23%) compared to the same period last year. Higher sales volumes, stronger crack spreads and efficiency improvement more than compensated for the weakening USD in Q1 2007. Current cost of supply (CCS) based operating profit more than doubled from HUF 15.7 bn in Q1 2006 to HUF 31.8 bn in Q1 2007.

The **Petrochemical** segment's operating profit reached a new record of HUF 12.6 bn (USD 65.5 mn) in Q1 2007, up by HUF 9.0 bn year-on-year, due to favourable market trends and improved utilisation of the new production capacities.

Gas Transmission operating profit decreased by HUF 1.3 bn to HUF 10.9 bn (USD 56.6 mn) in Q1 2007, mainly due to lower transmission volumes in milder weather.

Corporate and other operating profit of HUF 4.9 bn contains a one-off gain of HUF 13.9 bn on the acquisition of a 42.25% minority interest in TVK, as a result of the excess of book value of the minority interest acquired in Q1 2007.

A **net financial gain** of HUF 1.6 bn was recorded in Q1 2007, which includes HUF 5.0 bn interest received, HUF 3.3 interest paid and a HUF 0.5 bn fair value valuation gain on the conversion option embedded in the capital security.

Capital expenditure and investments were HUF 68.4 bn (USD 355.2 million) in Q1 2007 compared to the HUF 15.4 bn (USD 73.0 million) due to the TVK share acquisition (HUF 49.6 bn). Net cash at the end of March 2007 was HUF 163.1 bn, while net cash to the sum of net debt and total equity was 14.7%.

Operating cash flow before changes in working capital decreased by 13% to HUF 91.8 bn (USD 476.1 mn) in Q1 2007. Including working capital changes and corporate tax paid, operating cash flow decreased by 47%, to HUF 48.2 bn (USD 250.1 mn).

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

Our Downstream and Petrochemical businesses delivered strong results, helped also by the favourable external environment. For 2007, we expect a similarly healthy crack-spread environment to that experienced in 2006. In the Petrochemical business we purchased a further 42.25% in TVK increasing our influence in the company to 94.86%. This gives us more headroom in our petchem strategy.

In January, we signed a contract for the development of the strategic gas storage facility in Hungary, which provided us with the opportunity to re-enter the storage business as we see further business opportunities in the commercial storage of gas. As a consequence, we halted production at the Szőreg-1 gas and condensate field, which caused a 10% drop in our natural gas production. In line with our strategy, we continued our upstream expansion with the acquisition of a 100% stake in a Russian company, which owns the licence to the subsoil under the Matjushinskaya block. Beyond the reserves, the asset has significant exploration potential.

Overview of the environment

Global economic growth remained robust at above 3% in Q1 2007 following buoyant expansion in 2006. The geographical composition of growth moved towards a more balanced structure. Recent interest rate rises have started to moderate growth in the US. Eurozone economies caught up with US economy and demonstrated similarly dynamic growth, while China's investment boom continues.

Oil prices rose again to around 65 USD/bbl by the end of March, following last year's correction, which drove prices down to around 50 USD/bbl in January. The Q1 2007 average Brent price of 57.8 USD/bbl was 6.5% and 3% lower than Q1 2006 and Q4 2006 averages, respectively.

Oil demand was up by 0.7% to an average 85.5 m bbl/day in Q1 2007, according to IEA data. Average demand growth remained moderate, at 1% in the last four quarters, partly in response to record prices. Price adjustment was also apparent on the supply-side with substantial **additional crude supply** coming from non-OPEC countries. On the other hand, a partial implementation of OPEC production-cuts, a consequent stock-draw, and a recent increase in US gasoline demand, put upward pressure on prices.

Refinery margins remained well above their historical average, as crude oil demand was driven by motor fuels and refinery capacity had reached its limit. Margins rose again in Q1 driven by strong US gasoline demand and some refinery outages. Gasoline crack spread (FOB Rotterdam price on Brent crude) increased by 20%, while diesel crack spread firmed 9% in USD-terms in Q1 2007 y-o-y.

In Hungary, GDP growth is below the Central European average but its structure remains healthy. The economy continues to be driven mainly by exports, while the dynamics of investments has moderated. Growth of domestic consumption has slowed further from its unsustainable 2004-05 level. The current account deficit was lower as a result of strong export demand and lower than expected, but still significant 2006 budget deficit. The first quarter of 2007 saw some further appreciation of the forint, as concerns over short-term financial sustainability eased. Inflation increased sharply, as an immediate consequence of the government's austerity measures. The adjustment will be achieved partly through increasing tax revenues, which will also result in slower growth for the next few years. Domestic fuel prices have risen in line with international markets, but remain below the price level seen a year ago. Fuel demand continued to grow robustly by 11% y-o-y (5% for gasoline and 14.6% for diesel), but the austerity package may result in a considerable reduction in fuel demand growth going forward, especially in the case of gasoline.

The **Slovak economy** continued to record very high GDP growth during Q1 2007. Main indicators point that the excellent pace of the real economic expansion will be held around 9%, boosted by strong export and investment activity. GDP dynamics have not had a negative effect on either the low inflation targets of the central bank, nor Slovakia's ambitions to meet all criteria required for joining Eurozone from 2009. This positive development was accompanied by an appreciation of the SKK exchange rate, and lower key interest rates of the central bank.

Demand for motor fuels increased by 9.3% y-o-y, with a 8% increase in gasoline consumption and robust demand growth of 10% for diesel. Rising international fuel prices have no effect on domestic sentiment since the retail prices are appr. 7% lower compared to the same period in last year.

Exploration and Production

Segment IFRS results (in HUF bn)

Q4 2006	Q1 2007	Q1 2006	Ch. %	Exploration & Production	FY 2006
27.3	26.5	45.6	(42)	EBITDA	157.2
14.8	**16.6**	**38.3**	**(57)**	**Operating profit/(loss)**	**120.4**
55.8	7.4	5.3	40	CAPEX and investments[1]	79.6

Key segmental operating data

Q4 2006	Q1 2007	Q1 2006	Ch. %	HYDROCARBON PRODUCTION (gross figures before royalty)	FY 2006
534	**523**	**553**	**(5)**	**Crude oil production (kt) ***	**2,167**
219	206	215	(4)	Hungary	857
315	317	338	(6)	Russia	1,310
796	**656**	**862**	**(24)**	**Natural gas production (mcm, net dry) ****	**3,079**
779	641	851	(25)	Hungary	3,028
17	15	11	36	Pakistan	51
50	**42**	**63**	**(33)**	**Condensate (kt)**	**216**
61	**56**	**77**	**(27)**	**LPG and other gas products (kt)**	**243**
101,905	**92,982**	**112,845**	**(18)**	**Average hydrocarbon prod. (boe/d)**	**102,618**

*Excluding separated condensate
**Domestic production, excluding original cushion gas production from gas storage.

Q4 2006	Q1 2007	Q1 2006	Ch. %	Realised hydrocarbon price	FY 2006
45.5	43.5	47.2	(8)	Average realised crude oil and condensate price (USD/bbl)	49.8
48.0	46.8	47.4	(1)	Average realised total hydrocarbon price (USD/boe)	49.5

The operating profit of the E&P segment was HUF 16.6 bn in Q1 2007, down HUF 21.7 bn or 57% year-on-year. The key drivers behind this trend were the suspended production from the Szőreg-1 gas and oil field, which was sold to a subsidiary (MSZKSZ Zrt.) for conversion into an underground gas storage facility, which in itself resulted in a 10% decline of our gas production. In addition the combined impact of lower oil prices (Brent oil declined by an average of 6%) and weaker USD (down 9% against the Forint) lead to lower upstream realisations in HUF terms. Domestic oil price decreased by 15% (in HUF-terms), while the sales price of domestically produced natural gas decreased by 3% in HUF-terms (despite a 7% increase in USD-terms).

Average daily hydrocarbon production in Q1 2007 was at an average 92,982 boe/day level, down by 18% in the first quarter of 2006. Oil production fell by 5%: the 4% drop in Hungarian crude oil production comes from the natural decline from our mature domestic fields, while in Russia the crude oil production declined by 6%. The domestic natural gas production declined by 25%, mainly due to the disposal of the Szőreg-1 gas and oil reservoir (which produced 0.1 bcm natural gas in Q1 2006). In addition, the gas market was weaker in this quarter due to mild weather, leading to lower production from other fields. Although the volume of gas produced at the Manzalai field in Pakistan showed a notable increase, its share in the total production is not yet significant.

Upstream revenues decreased by HUF 25.1 bn in Q1 2007 y-o-y. **Expenditures** declined by HUF 3.4 bn. The royalty on domestic production was by HUF 4.7 bn lower due to the volume drop and exchange rate movements, partly off-set by the higher regulated gas wholesale price (the basis of the royalty in case of gas). The mining royalty and export duty paid by the ZMB JV decreased by HUF 1.9 bn y-o-y. The extra mining royalty on domestic production declined by 17%, accounting for 70% of the total payments in Q1 2007 (HUF 18.1 bn out of HUF 25.8 bn total royalty on Hungarian production). The HUF 1.9 bn costs of our Yemeni well Tibela NW-1 was written off in this quarter., which did not render commercial quantity of hydrocarbons on testing,

Unit opex (before DD&A) for total hydrocarbon production in Q1 2007 was 3.3 USD per boe, up 35% y-o-y. The main causes of this increase were the increase of the share in oil in the production mix and the general fall in production volume, accentuated by the weakening USD.

Upstream Capex and investments amounted to HUF 7.4 bn in Q1 2007, 40% higher than the sum of HUF 5.3 bn in Q1 2006. 55% of our capital investments was spent in Hungary, of which HUF 1.7 bn was used for development projects mainly for improved recovery at the Üllés field (HUF 0.4 bn), the continued development of the Tóalmás field (HUF 0.4 bn) and the drilling and completion of the Hosszúpályi-S-8 development well (HUF 0.3 bn). HUF 1.8 bn was spent on domestic exploration projects. We spent a further HUF 1.5 bn on international exploration projects, mainly in Yemen and Pakistan (HUF 1.0 bn and HUF 0.2 bn). Our main development projects were: ZMB field in Russia (HUF 0.4 bn), and the Manzalai field in Pakistan (HUF 0.3 bn). We also started developing the newly acquired Baituganskoye field, following completion of the acquisition of BaiTex, the Russian producing company, in the early part of 2007.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Refining and Marketing

Segment IFRS results (in HUF bn)

Q4 2006	Q1 2007	Q1 2006	Ch. %	Refining & Marketing	FY 2006
32.9	42.9	40.1	7	EBITDA	232.3
17.0	**27.3**	**24.2**	**13**	**Operating profit/(loss)**	**169.0**
39.2	8.9	5.7	56	CAPEX and investments[1]	74.8

Q4 2006	Q1 2007	Q1 2006	Ch. %		FY 2006
17.0	**27.3**	**24.2**	**13**	**Reported EBIT**	**169.0**
0.0	0.0	0.0	-	One – off items	0.0
14.5	4.5	(8.5)	n.a.	Replacement modification	(6.7)
31.5	**31.8**	**15.7**	**103**	**Estimated clean CCS**	**162.3**

Key segmental operating data

Q4 2006	Q1 2007	Q1 2006	Ch. %	REFINERY PROCESSING Kt	FY 2006
230	188	184	2	Domestic crude oil	852
2,758	2,912	3,071	(5)	Imported crude oil	11,673
50	43	52	(17)	Condensates	214
612	660	633	4	Other feedstock	2,371
3,650	**3,803**	**3,940**	**(3)**	**TOTAL REFINERY THROUGHPUT**	**15,110**
228	193	149	30	Purchased and sold products	672

Q4 2006	Q1 2007	Q1 2006	Ch. %	REFINERY PRODUCTION Kt	FY 2006
618.2	718.7	693.0	4	Motor gasoline	2,740.0
1,397.5	1,499.3	1,457.2	3	Gas and heating oil	5,920.1
459.7	428.2	529.5	(19)	Naphtha	1,838.0
750.4	697.1	783.4	(11)	Other products	2,900.1
3,225.8	**3,343.3**	**3,463.1**	**(3)**	**TOTAL PRODUCT**	**13,398.2**
48.3	32.0	39.5	(19)	Refinery loss	156.4
376.0	428.0	437.5	(2)	Own consumption	1,555.4
3,650.1	**3,803.3**	**3,940.1**	**(3)**	**TOTAL REFINERY PRODUCTION**	**15,110.0**

Q4 2006	Q1 2007	Q1 2006	Ch. %	REFINED PRODUCT SALES Kt (Group external sales)	FY 2006
1,313	1,017	964	5	Hungary	4,804
384	301	284	6	Slovakia	1,471
1,343	1,436	1,390	3	Other markets	5,814
3,040	**2,754**	**2,638**	**4**	**TOTAL CRUDE OIL PRODUCT SALES**	**12,089**

Q4 2006	Q1 2007	Q1 2006	Ch. %	REFINED PRODUCT SALES Kt (Group external sales)	FY 2006
672	686	677	1	Motor gasoline	2,955
1,606	1,480	1,363	9	Gas and heating oils	6,384
762	588	598	(2)	Other products	2,750
3,040	**2,754**	**2,638**	**4**	**TOTAL CRUDE OIL PRODUCT SALES**	**12,089**
516	432	430	0	o/w Retail segment sales	1,954
545	488	422	16	o/w Direct sales to other end-users*	2,129
635	**650**	**666**	**(2)**	**Petrochemical feedstock transfer**	**2,500**

*Motor gasoline, gas and heating oil sales

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Operating profit of the R&M segment was HUF 27.3 bn in Q1 2007, up by HUF 3.1 bn y-o-y. Clean EBIT (excl. inventory impact) more than doubled from HUF 15.7 bn to HUF 31.8 bn. Replacement cost modification improved CCS EBIT by HUF 4.5 bn in Q1 2007, vs. EBIT reduction in Q1 2006 of HUF 8.5 bn. EBIT was positively influenced by higher sales volumes and more favourable fuel crack spreads, and negatively affected by strengthening of local currencies against USD and inventory revaluation.

Total sales volumes increased by 4% in Q1 2007 y-o-y to 2,754 kt with strong growth in diesel sales (up 131 kt, 11%). Petrochemical feedstock sales were largely unchanged compared to the basis period as a result of group level optimisation.

Regional fuel demand remained healthy in Q1 2007 y-o-y, which lead to higher sales despite high product quoted prices. Especially diesel consumption, fuelled by increasing dieselification and intensive infrastructural investments, increased significantly in Q1 2007.

In Hungary gasoline demand increased by 5%, while our gasoline sales grew by 7.9% in 1Q 2007 y-o-y. As a result of new customer acquisitions our wholesale market share increased by 2 percentage points. Diesel consumption grew by 14.6%, whereas MOL sales growth amounted to 14.1% in Hungary.

In Slovakia, motor gasoline demand increased by 8% and diesel demand grew by 10% y-o-y. Our gasoline and diesel sales in Slovakia grew by 6.4% and 12.1%, respectively. As a result of signing contracts for higher volume with major customers in Slovakia, our wholesale market share remained stable.

Regarding other markets, the total export sales volume grew by 3% y-o-y as a result of higher demand. This increase was somewhat behind the demand growth, as we focused on our home markets. In Austria motor fuel sales increased by 20% y-o-y, improving our wholesale market share.

Retail

Q4 2006	Q1 2007	Q1 2006	Ch. %	REFINED PRODUCT RETAIL SALES Kt	FY 2006
205.4	179.1	196.2	(8.7)	Motor gasoline	850.7
304.0	247.7	227.8	8.7	Gas and heating oils	1,076.3
6.5	5.6	6.4	(12.5)	Other products	26.7
515.9	**432.4**	**430.4**	**0.5**	**TOTAL OIL PRODUCT RETAIL SALES**	**1,953.7**

774 filling stations were operated by the group as of March 31st 2007, (please see Appendix X for further details). In 2006 MOL Romania signed a contract to acquire 11 filling stations from Petrom according to the following schedule: nine by the end of 2006, one in Q1 2007, and another one later in 2007.

Total Retail volumes (incl. lubricant and PB volumes) grew by 0.5% in Q1 2007 compared to Q1 2006, as our Romanian fuel sales declined by 4% as a consequence of the disposal of 19 sites in Romania.

MOL's **Hungarian** retail fuel sales volumes increased by 4.9% in Q1 2007, while the average throughput per site increased by 3.9% y-o-y. Diesel and gasoline sales increased by 8.7% and 1.4%, respectively, while LPG sales fell by 3.2%. Gasoline sales growth was driven by micro-market based competitive pricing, as well as the reduced fuel price gap between Hungary and the neighbouring countries. Our retail fuel market share, according to MÁSZ (Hungarian Petroleum Association), weakened from 37.8% in Q1 2006 to 37.2 % in Q1 2007. This reduction was mainly due to eroding fleet-card sales, since public sector, which is predominantly supplied by MOL, reduced its consumption. Hypermarkets' expansion continued: in Q1 2007 the number of hyper filling stations grew from 35 to 57. In Hungary, shop sales revenue increased by 11.7% in Q1 2007, resulting in 6.5% growth in shop sales revenue per litre. Our fleet card sales grew by 0.6% compared to the same period last year, ratio of fleet card sales in MOL's total fuel sales in Hungary reduced from 36.7% to 35.3%, due to a stronger increase in cash sales.

Our retail market share in **Slovakia** was 1.0 percentage points lower y-o-y at 39.8%. Our gasoline sales in Slovakia decreased by 5.8%, but our diesel sales increased by 11.9% in Q1 2007 compared to Q1 2006. In Slovakia, fleet card sales increased by 8.6% in Q1 2007 y-o-y, and the proportion of card sales within Slovakian total fuel sales grew by 1.7 percentage point.

In **Romania**, our retail market share decreased by a 0.5 percentage points to 12.5% in Q1 2007. Our fuel sales decreased by 4% in Q1 2007 y-o-y, as a 11.4% increase in diesel sales could not compensate the 21.7% and 46.8% decrease in gasoline and LPG sales, respectively. The decline in market share and fuel sales was due to a decrease in the number of filling stations by 19 sites, following the sale of 30 sites to Petrom. However, the average throughput per site increased by 11.4% in Q1 2007 y-o-y. As a results of network rationalisation, our shop sales revenue in Romania decreased by 3.5% in Q1 2007 compared to Q1 2006.

R&M CAPEX increased significantly (by HUF 3.2 bn) mainly due to the increase in registered capital in the Bosnian Energopetrol (HUF 4.5 bn), as well as reconstructions and building of filling stations in Romania. Refinery capex was about the same as last year at HUF 3.5bn with focus on bio-fuels production, logistics and compliance with environmental regulations.

Petrochemicals

Segment IFRS results (in HUF bn)

Q4 2006	Q1 2007	Q1 2006	Ch. %	Petrochemicals	FY 2006
15.2	17.2	8.1	114	EBITDA	41.8
10.3	**12.6**	**3.7**	**246**	**Operating profit/(loss)**	**23.3**
3.3	0.4	0.6	(33)	CAPEX and investments[1]	8.9

Key segmental operating data

Q4 2006	Q1 2007	Q1 2006	Ch. %	PETROCHEMICAL PRODUCTION KT	FY 2006
203	206	205	0	Ethylene	776
103	105	101	4	Propylene	385
178	178	185	(4)	Other products	687
484	**489**	**491**	**0**	**Total olefin**	**1,848**
57	64	67	(4)	LDPE	263
100	96	98	(2)	HDPE	360
122	137	127	8	PP	496
279	**297**	**292**	**2**	**Total Polymers**	**1,119**
Q4 2006	**Q1 2007**	**Q1 2006**	**Ch. %**	**PETROCHEMICAL SALES BY PRODUCT GROUP Kt**	**FY 2006**
69	63	57	11	Olefin products	244
293	289	298	(3)	Polymer products	1,126
Q4 2006	**Q1 2007**	**Q1 2006**	**Ch. %**	**PETROCHEMICAL SALES (external) Kt**	**FY 2006**
130	119	120	(1)	Hungary	479
20	21	18	16	Slovakia	72
212	212	217	(2)	Other markets	819
362	**352**	**355**	**(1)**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**1,370**

Operating profit of the Petrochemical segment reached a new record high of HUF 12.6 billion in Q1 2007, representing a 246% y-o-y improvement and a 22% growth on Q4 2006. The positive development was mainly driven by the continuing favourable market trends from the Q3 2006 and the utilisation of new production capacities.

Integrated petrochemical margin improved by 27% in Q1 2007 y-o-y. Beside a 4% increase in USD-denominated naphtha quotation, the EUR-denominated polymer quotations rose between 1 and 11%. These effects were improved further by the 9% strengthening of EUR to USD.

Both monomer and polymer production surpassed the volumes in the base period in Q1, due to the better capacity utilisation of the new plants. Better yields of the steam crackers are shown by the increasing ratio of monomer production within the olefin products.

Olefin product sales increased by 11% in Q1 2007 compared to Q1 2006 owing to higher production.

Polymer sale volumes decreased by 3% to 289 kt on account of a low inventory level, mainly in HDPE and LDPE product groups while PP sales extended by 1 kt.

Composition of polymer sales changed in favour of PP yield (46%), while HDPE and LDPE accounted for 32% and 22%, respectively.

CAPEX expenditures reached HUF 0.4 bn in Q1, as following the closure of the strategic projects, there were smaller projects.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Natural Gas

MOL Natural Gas Transmission Plc. IFRS result (non consolidated, in HUF bn)

Q4 2006	Q1 2007	Q1 2006	Ch. %		FY 2006
10.9	14.2	15.2	(7)	EBITDA	43.6
6.4	**10.9**	**12.2**	**(11)**	**Operating profit/(loss)**	**29.6**
4,1	1.1	1.4	(21)	CAPEX and investments	11.2

Main operational data

Q4 2006	Q1 2007	Q1 2006	Ch. %	Transmission volumes	mn cm	FY 2006
4,127	4,391	5,818	(25)	Hungarian natural gas transmission *		17,278
823	694	895	(22)	Natural gas transit		2,386

Q4 2006	Q1 2007	Q1 2006	Ch. %	Transmission fee**	HUF/cm	FY 2006
3.35	3.22	2.53	27	Hungarian natural gas transmission fee		3.16

* including transmission volume to the gas storages

** The change in unit domestic transmission fee is significantly influenced by the dominant ratio of capacity fee within the transmission revenue. The capacity fee does not depend on the transmission volume.

The **operating profit** of the gas business is not comparable with the base period. Q1 2006 was influenced by the one-off gain on the sale of the two gas companies (MOL Natural Gas Supply Plc. and MOL Natural Gas Storage Plc.) as of March 31st, 2006. Excluding this one-off gain and the profit of the subsidiaries sold in this transaction, the profit of the gas business reflects the performance of MOL Natural Gas Transmission Plc.

Operating profit of **MOL Natural Gas Transmission Plc.** was HUF 10.9 bn in Q1 2007, down HUF 1.3 bn (11.2%) y-o-y, mainly as a consequence of the 6.5% net revenue decrease. The revenue decrease was due to the following two items: (1) no capacity overstepping fee was received in Q1 2007, against HUF 1.7 bn capacity overstepping fee invoiced to the players of the domestic market in Q1 2006. (2) The turnover fee income was HUF 0.6 bn (23.4%) lower due to a transmission volume decrease. Domestic transmission volume declined by 25% to 1,427 mn cm in Q1 2007, y-o-y, due to the unusual mild weather conditions, whilst in the base period gas consumption was above average due to the unusually cold weather.

International natural gas transit revenue decreased by 2.2% (by HUF 0.1 bn) in Q1 2007 y-o-y as a consequence of the 22% decrease of transmitted natural gas volume. Transit fee improved due to the favorable change of contractual conditions, compensating the negative impact of the declining gas price and exchange rate movements.

Operating costs decreased by 11% y-o-y, moderating the impact of the decrease in revenue. The 48.5% decrease of the cost of natural gas used for operational purposes – mainly for driving compressors – was the key driver of the cost decrease, as a combined results of the decreasing volume and decreasing gas price.

CAPEX decreased by HUF 0.3 bn compared to HUF 1.4 bn of Q1 2006.

Financial overview

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2007 were adopted by the Group for the purposes of this Flash Report. Apart from some minor modifications in the current policies and disclosures (especially relating to financial instruments, further to the adoption of IFRS 7 Financial Instruments – Disclosures), none of these has resulted in a significant impact on the financial statements.

Profit & Loss

The majority of changes in the consolidated income statement reflects the effect of the gas business sale as of 31 March 2006. While Q1 2006 figures include the performance of the gas companies sold, Q1 2007 figures exclude this.

Group net sales revenues decreased by 35% to HUF 515.8 bn in Q1 2007, primarily reflecting the sales of the gas business as well as the lower average selling prices of refining products. **Other operating income** in Q1 2007 contains the impact of the acquisition of a 42.25% minority interest in TVK due to the excess of book value of the minority interest acquired (HUF 13.9 bn) over the consideration, while the comparative figure primarily reflects the one-time gain of HUF 81.0 bn realized on the disposal of the gas business at the end of Q1 2006.

Cost of raw materials and consumables used decreased by 43%, slightly above the decline rate of sales. Within this, raw material costs decreased by 13%, primarily as a result of the sharp fall in crude oil import prices (HUF 30.7 bn) and the lower quantity of import crude oil processed (HUF 13.2 bn). Cost of goods sold decreased by 81%, due to the combined effect of the gas business sale in Q1 2006 and the higher volumes of refining products sold during the period. The value of material-type services used increased by 8% to HUF 27.0 bn.

Other operating expenses decreased by 13% to HUF 58.0 bn, mainly caused by the effect of the sales of the two gas subsidiaries and the lower mining royalty (HUF 2.2 bn and HUF 5.7 bn, respectively). **Personnel expenses** decreased by 5% in Q1 2007, as a combined effect of an average salary increase of 6.5% and a 4.8% decrease in average headcount. Closing headcount of MOL group decreased by 3.5% to 14,048. Of the production costs incurred in Q1 2007, HUF 23.1 bn is attributable to the increase in the level of finished goods inventory and work in progress, compared to HUF 37.3 bn in Q1 2006.

Net financial gain of HUF 1.6 bn was recorded in Q1 2007 (compared to the net financial loss of HUF 26.5 bn in Q1 2006). This consisted mainly of interest received, which amounted to HUF 5.0 bn in Q1 2007 up from HUF 1.7 bn in Q1 2006. Changes in foreign exchange rates in Q1 2007 did not have a material impact on the financial position of the Group, as opposed to a foreign exchange loss of HUF 14.2 bn in Q1 2006. The fair valuation gain on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 0.5 bn, compared to a loss HUF 6.6 bn in Q1 2006.

Income from associates includes INA's Q1 2007 contribution of HUF 1.0 bn compared with HUF 1.2 bn in Q1 2006.

Corporate tax expense increased by HUF 4.4 bn to HUF 12.6 bn in Q1 2007, primarily as a result of the current tax expense of MOL Plc compared to the previous year's figure, which reflects MOL Plc.'s tax holiday. The current tax expense is the result of the contribution of MOL Plc (16% corporate tax and 4% solidarity surplus tax), Slovnaft (19% corporate tax rate) and the gas transmission subsidiary (16%+4%), of HUF 5.5 bn, HUF 2.1 bn and HUF 1.2 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 1.2 bn).

Balance sheet

Total assets amounted to HUF 2,150.7 bn at the end of March 2007, representing a decrease of 1%, compared to 31 December 2006. Within this, Property, plant and equipment decreased by 2% to HUF 1,008.6 bn.

Inventories increased by 13% to HUF 203.7 bn, as a result of a seasonal accumulation of the refined products inventory prior to the driving season. Trade receivables did not change significantly. Other current assets increased by 22% due to the higher amount of prepaid and recoverable taxes and duties. Trade and other payables decreased by 2% to HUF 458.4 bn, mainly resulting from the lower volume and price level of crude oil purchases.

Total amount of provisions was HUF 124.0 bn at the end of Q1 2007, a slight increase on the HUF 123.2 bn recorded in 2006 year-end, reflecting mainly the unwinding of the discount recorded thereon.

Other non-current liabilities amounted to HUF 56.4 bn, primarily representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 51.0 bn as of 31 March 2007.

Long-term debt (including the current portion) decreased by 1% compared to the 2006 year-end, demonstrating a further improvement in the liquidity position of the Group. As at 31 March 2007, 95.3% of the MOL Group's total debt was Euro-denominated, 4.0% in HUF and 0.7% in USD and other currencies. At the end of Q1 2007, MOL's gearing (net debt to net debt plus shareholders' equity including minority interests) was minus 14.7% (caused by the cash positive status of the Group) compared to minus 17.3% at the end of 2006.

Holders of the capital securities of Magnolia received a coupon payment of HUF 1.5 bn in Q1 2007, which have been recorded directly against equity attributable to **minority interests**. The significant decrease in minority interest is due to the acquisition of the 42.25% shareholding in TVK (HUF 64.5 bn).

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 103.3 bn as of Q1 2007 compared to HUF 21.0 bn at the end of 2006. The increase reflects the HUF 85.0 bn commitment to the development of the strategic gas storage at the Szőreg-1 gas field. Other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in the first quarter of 2007 compared to the amounts reported in the previous year.

Cash flow

Operating cash flow in Q1 2007 was HUF 48.2 bn, a 47% decrease compared to Q1 2006 figure. Operating cash flow before movements in working capital decreased by 13%. The change in the working capital position decreased funds by HUF 39.6 bn, arising from an increase in inventories, other receivables and other payables (of HUF 22.1 bn, HUF 9.7 bn and HUF 27.9 bn respectively), as well as a decrease in trade receivables and trade payables (of HUF 1.3 bn and HUF 37.0 bn). Corporate taxes paid amounted to HUF 3.9 bn, relating to a cash outflow of Slovnaft's corporate tax liabilities and the tax expense of the ZMB project.

Net cash used in investing activities was HUF 65.5 bn compared with net cash of HUF 249.8 bn provided in Q1 2006. The cash outflow of the current period reflects the combined effect of the consideration paid for the acquisition of minority interest of TVK, the second installment paid for the acquisition of BaiTex LLC as well as the consideration of the acquisition of Energopetrol, while the comparative figure of Q1 2006 contains the consideration received for gas subsidiaries sold.

Net financing cash outflows amounted to HUF 1.1 bn, representing an increase in funds compared to the Q1 2006 figure, which contained the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia and HUF 169.1 bn net repayment of long-term debt.

APPENDIX I
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 31 MARCH 2007
Unaudited figures (in HUF million)

Q4 2006	Q1 2007	Q1 2006 Restated	Ch. %		FY 2006
627,916	515,836	798,669	(35)	Net sales	2,891,061
13,914	18,439	84,301	(78)	Other operating income	107,191
641,830	**534,275**	**882,970**	**(39)**	**Total operating revenues**	**2,998,252**
304,787	287,357	331,849	(13)	Raw material costs	1,363,664
38,256	27,016	25,044	8	Value of material-type services used	125,265
97,124	55,273	288,964	(81)	Cost of goods purchased for resale	603,523
440,167	*369,646*	*645,857*	*(43)*	*Raw material and consumables used*	*2,092,452*
31,597	25,197	26,605	(5)	Personnel expenses	110,190
37,683	34,136	31,627	8	Depreciation, depletion, amortisation and impairment	134,507
75,217	57,972	66,611	(13)	Other operating expenses	278,385
25,345	(23,067)	(37,287)	(38)	Change in inventory of finished goods & work in progress	13,337
(10,745)	(2,175)	(5,610)	(61)	Work performed by the enterprise and capitalised	(25,432)
599,264	**461,709**	**727,803**	**(37)**	**Total operating expenses**	**2,603,439**
42,566	**72,566**	**155,167**	**(53)**	**Operating profit**	**394,813**
4,831	4,966	1,679	196	Interest received	13,191
17	-	-	n.a.	Dividends received	55
(851)	542	-	n.a.	Fair valuation difference of conversion option	-
934	3,640	121	2,908	Exchange gains and other financial income	4,430
4,931	***9,148***	***1,800***	***408***	***Financial income***	***17,676***
2,007	3,270	5,108	(36)	Interest on borrowings	13,427
1,542	1,106	1,546	(28)	Interest on provisions	6,113
14,131	-	6,585	(100)	Fair valuation difference of conversion option	14,131
(1,954)	3,190	15,075	(79)	Exchange losses and other financial expenses	21,623
15,726	***7,566***	***28,314***	***(73)***	***Financial expense***	***55,294***
10,795	**(1,582)**	**26,514**	**n.a.**	**Total financial expense/(gain), net**	**37,618**
1,368	1,077	1,229	(12)	Income from associates	5,195
33,139	**75,225**	**129,882**	**(42)**	**Profit before tax**	**362,390**
3,309	12,638	8,257	53	Income tax expense	24,864
29,830	**62,587**	**121,625**	**(49)**	**Net income for the year** [1]	**337,526**
				Attributable to:	
22,589	59,467	122,255	(51)	Equity holders of the parent	329,483
7,241	3,120	(630)	n.a.	Minority interests	8,043
244	**643**	**1,204**	**(47)**	**Basic earnings per share attributable to ordinary equity holders of the parent (HUF)**	**3,424**
380	**595**	**1,192**	**(50)**	**Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)** [2]	**3,376**

[1] As required by IAS 1 'Presentation of Financial Statements' (revised in 2005), the profit or loss attributable to minority interest and profit or loss attributable to equity holders of the parent should be disclosed on the face of the income statement as the allocation of the profit or loss for the period. 'Net income attributable to equity holders of the parent' has the same accounting content as the previously reported 'Net income'.

[2] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 31 MARCH 2007
Unaudited figures (in HUF million)

31 Dec. 2006		31 March 2006 Restated	31 March 2007	Change %
	Assets			
	Non-current assets			
92,598	Intangible assets	39,087	89,745	130
1,027,148	Property, plant and equipment	999,347	1,008,564	1
132,806	Investments	135,615	135,873	-
20,500	Deferred tax asset	20,855	20,429	(2)
26,630	Other non-current assets	30,376	25,592	(16)
1,299,682	**Total non-current assets**	**1,225,280**	**1,280,203**	**4**
	Current assets			
181,030	Inventories	252,285	203,725	(19)
229,986	Trade receivables, net	256,370	227,062	(11)
666	Marketable securities	518	667	29
54,177	Other current assets	84,124	65,963	(22)
399,104	Cash and cash equivalents	396,934	373,096	(6)
864,963	**Total current assets**	**990,231**	**870,513**	**(12)**
2,164,645	**Total assets**	**2,215,511**	**2,150,716**	**(3)**
	Equity and Liabilities			
	Shareholders' equity			
83,467	Share capital[1]	94,020	83,467	(11)
666,716	Reserves	921,565	996,207	8
329,483	Net income attributable to equity holders of the parent	122,255	59,467	(51)
1,079,666	**Equity attributable to equity holders of the parent**	**1,137,840**	**1,139,141**	**-**
191,537	Minority interest	191,047	128,819	(33)
1,271,203	**Total equity**	**1,328,887**	**1,267,960**	**(5)**
	Non-current liabilities			
208,279	Long-term debt, net of current portion	233,171	206,352	(12)
112,646	Provisions	104,409	114,965	10
33,016	Deferred tax liability	18,192	33,219	83
56,881	Other non-current liabilities	49,929	56,424	13
410,822	**Total non-current liabilities**	**405,701**	**410,960**	**1**
	Current liabilities			
468,460	Trade and other payables	459,131	458,424	-
10,507	Provisions	15,971	9,029	(43)
2,175	Short-term debt	4,729	2,853	(40)
1,478	Current portion of long-term debt	1,092	1,490	36
482,620	**Total current liabilities**	**480,923**	**471,796**	**(2)**
2,164,645	**Total equity and liabilities**	**2,215,511**	**2,150,716**	**(3)**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option structure) and is decreased by the face value of treasury shares and shares sold to Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 31 MARCH 2007 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	**Total reserves**	Net income attributable to equity holders of the parent	**Total equity attributable to equity holders of the parent**	Minority interest	**Total equity**
Opening balance 1 January 2006	**94,020**	**134,850**	**1,662**	**31,704**	**(5,456)**	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
Cash flow hedges, net of deferred tax	-	-	(626)	-	-	-	**(626)**	-	**(626)**	-	**(626)**
Available for sale financial instruments, net of deferred tax	-	-	866	-	-	-	**866**	-	**866**	-	**866**
Currency translation differences	-	-	-	33,128	-	-	**33,128**	-	**33,128**	393	**33,521**
Total income and expense for the period recognized directly in equity	-	-	240	33,128	-	-	**33,368**	-	**33,368**	393	**33,761**
Profit for the period	-	-	-	-	-	-	-	122,255	**122,255**	(630)	**121,625**
Total income and expense for the period	-	-	240	33,128	-	-	**33,368**	122,255	**155,623**	(237)	**155,386**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	244,919	**244,919**	(244,919)	**-**	-	**-**
Equity recorded for share-based payment	-	-	-	-	-	(1,062)	**(1,062)**	-	**(1,062)**	-	**(1,062)**
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-	-	-	**-**	-	**-**	120,925	**120,925**
Closing balance 31 March 2006	**94,020**	**134,850**	**1,902**	**64,832**	**(5,456)**	**725,437**	**921,565**	**122,255**	**1,137,840**	**191,047**	**1,328,887**
Opening balance 1 January 2007	**83,467**	**(89,830)**	**4,930**	**64,011**	**(8,074)**	**695,679**	**666,716**	**329,483**	**1,079,666**	**191,537**	**1,271,203**
Cash flow hedges, net of deferred tax	-	-	(195)	-	-	-	**(195)**	-	**(195)**	-	**(195)**
Available for sale financial instruments, net of deferred tax	-	-	12	-	-	-	**12**	-	**12**	-	**12**
Currency translation differences	-	-	-	84	-	-	**84**	-	**84**	162	**246**
Total income and expense for the period recognized directly in equity	-	-	(183)	84	-	-	**(99)**	-	**(99)**	162	**63**
Profit for the period	-	-	-	-	-	-	**-**	59,467	**59,467**	3,120	**62,587**
Total income and expense for the period	-	-	(183)	84	-	-	**(99)**	59,467	**59,368**	3,282	**62,650**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	329,483	**329,483**	(329,483)	**-**	-	**-**
Dividends of subsidiaries	-	-	-	-	-	-	**-**	-	**-**	(1,499)	**(1,499)**
Equity recorded for share-based payment	-	-	-	-	-	107	**107**	-	**107**	-	**107**
Acquisition of minority interest	-	-	-	-	-	-	**-**	-	**-**	(64,501)	**(64,501)**
Closing balance 31 March 2007	**83,467**	**(89,830)**	**4,747**	**64,095**	**(8,074)**	**1,025,269**	**996,207**	**59,467**	**1,139,141**	**128,819**	**1,267,960**

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 31 MARCH 2007
Unaudited figures (in HUF million)

Q4 2006	Q1 2007	Q1 2006 Restated	Ch. %		FY 2006
42,566	**72,566**	**155,167**	**(53)**	**Profit from operations**	**394,813**
				Adjustments to reconcile operating profit to net cash provided by operating activities	
37,683	34,136	31,627	8	Depreciation, depletion, amortisation and impairment	134,507
-	(13,895)	-	n.a.	Acquisition of minority interest of TVK	-
(117)	300	(159)	n.a.	Write-off / (reversal of write-off) of inventories	2,383
(1,456)	(58)	(12)	383	Reversal of impairment losses on property, plant and equipment	(1,681)
92	(620)	(1,659)	(63)	Increase / (decrease) in provisions	(3,289)
(1,237)	(2,248)	102	n.a.	Net (gain) / loss on sale of property, plant and equipment	(1,124)
3,016	129	124	4	Write-off / (reversal of write-off) of receivables	3,942
71	(706)	361	n.a.	Unrealised foreign exchange (gain) / loss on receivables and payables	522
(3,752)	-	(81,082)	n.a.	Net gain on sale of subsidiaries	(86,316)
152	1,432	1,578	(9)	Exploration and development costs expensed during the year	5,469
108	107	(1,062)	n.a.	Share-based payment	(489)
1,151	609	(13)	n.a.	Other non cash items	3,397
78,277	**91,752**	**104,972**	**(13)**	**Operating cash flow before changes in working capital**	**452,134**
37,546	(22,130)	1,510	n.a.	(Increase) / decrease in inventories	72,706
34,052	1,280	(10,591)	n.a.	(Increase) / decrease in trade receivables	10,896
18,314	(9,703)	(16,032)	(39)	(Increase) / decrease in other receivables	5,016
10,629	(37,021)	(29,386)	26	Increase / (decrease) in trade payables	(20,948)
(43,852)	27,898	48,722	(43)	Increase / (decrease) in other payables	34,290
(9,859)	(3,884)	(7,830)	(50)	Corporate taxes paid	(24,586)
125,107	**48,192**	**91,365**	**(47)**	**Net cash provided by operating activities**	**529,508**
(65,063)	(17,334)	(17,040)	2	Capital expenditures, exploration and development costs	(144,846)
1,855	2,606	786	232	Proceeds from disposals of property, plant and equipment	8,816
(42,462)	(51,358)	-	n.a.	Acquisition of subsidiaries, net cash	(42,462)
-	(4,459)	-	n.a.	Acquisition of joint ventures, net cash	-
289	-	-	n.a.	Acquisition of other investments	-
7,357	-	264,099	n.a.	Net cash inflow on sales on subsidiary undertakings	272,126
3,187	-	-	n.a.	Proceeds from disposal of associated companies and other investments	3,187
1,718	(803)	778	n.a.	Changes in loans given and long-term bank deposits	1,493
(155)	(5)	1	n.a.	Changes in short-term investments	(112)
4,254	5,818	1,196	386	Interest received and other financial income	12,637
17	-	-	n.a.	Dividends received	830
(89,003)	**(65,535)**	**249,820**	**n.a.**	**Net cash (used in) / provided by investing activities**	**111,669**
-	-	159,174	n.a.	Issuance of Perpetual Exchangeable Capital Securities	159,174
-	-	96,184	n.a.	Long-term debt drawn down	432,020
(157)	(18)	(265,305)	(100)	Repayments of long-term debt	(608,486)
19	111	(512)	n.a.	Changes in other long-term liabilities	(137)
398	1,366	2,244	(39)	Changes in short-term debt	33,791
(8,911)	(1,078)	(1,935)	(44)	Interest paid and other financial costs	(26,815)
(5)	-	-	n.a.	Dividends paid to shareholders	(30,174)
(1,584)	(1,509)	(4)	37,625	Dividends paid to minority interest	(8,755)
-	-	-	n.a.	Repurchase of treasury shares	(238,099)
(10,240)	**(1,128)**	**(10,154)**	**(89)**	**Net cash used in financing activities**	**(287,481)**
25,864	**(18,471)**	**331,031**	**n.a.**	**Increase/(decrease) in cash and cash equivalents**	**353,696**
397,461	399,104	64,170	522	Cash and cash equivalents at the beginning of the period	64,170
-	-	214	n.a.	Cash effect of consolidation of subsidiaries previously accounted for as other investment	214
26	(2,178)	569	n.a.	Exchange differences of cash and cash equivalents of consolidated foreign subsidiaries	1,098
(24,247)	(5,359)	950	n.a.	Unrealised foreign exchange difference on cash and cash equivalents	(20,074)
399,104	**373,096**	**396,934**	**(6)**	**Cash and cash equivalents at the end of the period**	**399,104**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

Q4 2006	Q1 2007	Q1 2006	Ch. %	NET SALES REVENUES[1]	FY 2006
93,045	75,246	99,484	(24)	Exploration and Production	389,611
533,128	438,547	475,932	(8)	Refining and Marketing	2,331,254
18,137	20,389	317,402	(94)	Natural Gas	368,195
117,688	111,768	109,083	2	Petrochemicals	451,248
40,505	15,419	17,138	(10)	Corporate and other	103,034
802,503	**661,369**	**1,019,039**	**(35)**	**TOTAL NET SALES REVENUES**	**3,643,342**
(174,587)	(145,533)	(220,370)	(34)	Less: Inter(segment transfers)	(752,281)
(39,975)	(34,306)	(91,138)	(62)	ow: Exploration and Production	(227,261)
(73,606)	(75,768)	(82,210)	(8)	ow: Refining and Marketing	(324,391)
(85)	(85)	(7,786)	(99)	ow: Natural Gas	(8,261)
(23,074)	(21,932)	(23,529)	(7)	ow: Petrochemicals	(95,392)
(37,847)	(13,442)	(15,707)	(14)	ow: Corporate and other	(96,976)
627,916	**515,836**	**798,669**	**(35)**	**TOTAL NET EXTERNAL SALES REVENUES**	**2,891,061**

Q4 2006	Q1 2007	Q1 2006	Ch. %	OPERATING PROFIT[1]	FY 2006
14,817	16,636	38,256	(57)	Exploration and Production	120,440
17,017	27,300	24,235	13	Refining and Marketing	169,028
8,296	12,543	86,173	(85)	Natural Gas *	109,620
10,250	12,627	3,653	246	Petrochemicals	23,285
(9,683)	4,881	(11,494)	n.a.	Corporate and other	(45,090)
1,869	(1,421)	14,344	n.a.	Intersegment transfers[2]	17,530
42,566	**72,566**	**155,167**	**(53)**	**TOTAL**	**394,813**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale on 31 March 2006.

Q4 2006	Q1 2007	Q1 2006	Ch. %	DEPRECIATION	FY 2006
12,519	9,817	7,329	34	Exploration and Production	36,745
15,869	15,617	15,866	(2)	Refining and Marketing	63,240
1,806	1,651	1,969	(16)	Natural Gas	6,747
4,947	4,595	4,408	4	Petrochemicals	18,487
2,542	2,456	2,055	20	Corporate and other	9,288
37,683	**34,136**	**31,627**	**8**	**TOTAL**	**134,507**

Q4 2006	Q1 2007	Q1 2006	Ch. %	EBITDA	FY 2006
27,336	26,453	45,585	(42)	Exploration and Production	157,185
32,886	42,917	40,101	7	Refining and Marketing	232,268
10,102	14,194	88,142	(84)	Natural Gas *	116,367
15,197	17,222	8,061	114	Petrochemicals	41,772
(7,141)	7,337	(9,439)	n.a.	Corporate and other	(35,802)
1,869	(1,421)	14,344	n.a.	Intersegment transfers[2]	17,530
80,249	**106,702**	**186,794**	**(43)**	**TOTAL**	**529,320**

Q4 2006	Q1 2007	Q1 2006	Ch. %	CAPITAL EXPENDITURES	FY 2006
55,832	7,379	5,300	39	Exploration and Production	79,639
39,213	8,849	5,710	55	Refining and Marketing	74,808
4,057	1,131	3,364	(66)	Natural Gas	13,111
3,405	433	567	(24)	Petrochemicals	8,923
7,029	50,616	501	–	Corporate and other	10,731
109,536	**68,408**	**15,442**	**343**	**TOTAL**	**187,212**

31/12/2006	TANGIBLE ASSETS	31/03/2006	31/03/2007	Ch. %
147,056	Exploration and Production	146,672	141,145	(4)
540,361	Refining and Marketing	517,915	531,822	3
79,022	Natural Gas	73,979	78,197	6
196,188	Petrochemicals	202,491	192,942	(5)
64,521	Corporate and other	58,290	64,458	11
1,027,148	**TOTAL**	**999,347**	**1,008,564**	**1**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in USD million)

Q4 2006	Q1 2007	Q1 2006	Ch. %	NET SALES REVENUES[1]	FY 2006
460	390	470	(17)	Exploration and Production	1,851
2,641	2,276	2,249	1	Refining and Marketing	11,075
107	106	1,500	(93)	Natural Gas	1,749
579	580	516	12	Petrochemicals	2,144
196	80	81	(1)	Corporate and other	489
3,983	**3,432**	**4,816**	**(29)**	**TOTAL NET SALES REVENUES**	**17 308**
(866)	(755)	(1,041)	(27)	Less: Inter(segment transfers)	(3,574)
(202)	(178)	(431)	(59)	ow: Exploration and Production	(1,080)
(365)	(393)	(389)	1	ow: Refining and Marketing	(1,541)
(1)	-	(37)	-	ow: Natural Gas	(39)
(114)	(114)	(111)	3	ow: Petrochemicals	(453)
(184)	(70)	(73)	(4)	ow: Corporate and other	(461)
3,117	**2,677**	**3,775**	**(29)**	**TOTAL NET EXTERNAL SALES REVENUES**	**13,734**

Q4 2006	Q1 2007	Q1 2006	Ch. %	OPERATING PROFIT[1]	FY 2006
77	86	181	(52)	Exploration and Production	572
90	142	115	23	Refining and Marketing	803
46	65	407	(84)	Natural Gas *	521
50	66	17	288	Petrochemicals	111
(48)	25	(54)	n.a.	Corporate and other	(214)
10	(7)	68	n.a.	Intersegment transfers[2]	83
225	**377**	**734**	**(49)**	**TOTAL**	**1,876**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale on 31 March 2006.

Q4 2006	Q1 2007	Q1 2006	Ch. %	DEPRECIATION	FY 2006
61	51	35	46	Exploration and Production	175
78	81	75	8	Refining and Marketing	300
9	9	9	-	Natural Gas	32
24	24	21	14	Petrochemicals	88
12	13	11	18	Corporate and other	44
184	**178**	**151**	**18**	**TOTAL**	**639**

Q4 2006	Q1 2007	Q1 2006	Ch. %	EBITDA	FY 2006
138	137	216	(37)	Exploration and Production	747
168	223	190	17	Refining and Marketing	1,103
55	74	416	(82)	Natural Gas *	553
74	90	38	137	Petrochemicals	199
(36)	38	(44)	n.a.	Corporate and other	(170)
10	(8)	67	n.a.	Intersegment transfers[2]	83
409	**554**	**883**	**(37)**	**TOTAL**	**2,515**

Q4 2006	Q1 2007	Q1 2006	Ch. %	CAPITAL EXPENDITURES	FY 2006
277	38	25	52	Exploration and Production	378
194	46	27	70	Refining and Marketing	355
20	6	16	(63)	Natural Gas	62
17	2	3	(33)	Petrochemicals	42
35	263	2	–	Corporate and other	51
543	**355**	**73**	**386**	**TOTAL**	**889**

31/12/2006	TANGIBLE ASSETS	31/03/2006	31/03/2007	Ch. %
762	Exploration and Production	669	758	13
2,693	Refining and Marketing	2,363	2,858	21
1,004	Natural Gas	337	420	25
1,054	Petrochemicals	924	1,037	12
295	Corporate and other	266	346	30
5,808	**TOTAL**	**4,559**	**5,419**	**19**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VII

MAIN EXTERNAL PARAMETERS

Q4 2006	Q1 2007	Q1 2006	Ch. %		FY 2006
59.6	57.8	61.8	(6)	Brent dated (USD/bbl)	65.1
56.5	54.3	58.3	(7)	Ural Blend (USD/bbl)	61.4
528.1	553.4	563.9	(2)	Premium unleaded gasoline 10 ppm (USD/t)*	619.3
570.3	545.7	566.9	(4)	Gas oil – ULSD 10 ppm (USD/t)*	608.4
498.4	523.2	505.0	4	Naphtha (USD/t)**	536.9
76.6	116.5	96.7	20	Crack spread – premium unleaded (USD/t)*	126.9
118.9	108.8	99.7	9	Crack spread – gas oil (USD/t)*	115.6
46.9	86.3	37.9	128	Crack spread – naphtha (USD/t)**	44.1
900	855	785	9	Ethylene (EUR/t)	863
550	550	433	27	Integrated petrochemical margin (EUR/t)	469
201.9	192.7	211.6	(9)	HUF/USD average	210.5
27.9	26.3	31.1	(15)	SKK/USD average	29.7
5.28	5.27	4.70	12	3m USD LIBOR (%)	5.13
3.59	3.52	2.61	35	3m EURIBOR (%)	3.08
8.18	8.09	6.21	30	3m BUBOR (%)	6.99

* FOB Rotterdam parity
** FOB Med parity

	Q4 2006	Q1 2007	Ch. %
HUF/USD closing	191.6	186.1	(3)
HUF/EUR closing	252.3	247.8	(2)

APPENDIX VIII
EXTRAORDINARY ANNOUNCEMENTS IN Q1 2007

Announcement date	
4 January	MOL has acquired an ownership in the MSZKSZ Zrt.
9 January	MOL started negotiations to secure uninterrupted supply of crude oil
11 January	Crude supply to MOL refineries re-started
22 January	New activity in MOL's Articles of Association
28 February	Change in influence of MOL in TVK (two announcements)
26 March	Invitation to the Annual General Meeting
29 March	Correction in invitation to the Annual General Meeting
30 March	MOL Plc. announcement media
6 April	Documents for the Annual General Meeting
24 April	MOL acquired 100% stake in Matjushkinskaya Vertikal LLC
25 April	MOL established a natural gas trading company
26 April	Resolutions on the annual general meeting of MOL held on 26 april 2007
2 May	Share sale of MOL manager
4 May	Dividend announcement for the 2006 financial year

APPENDIX IX

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2005	31 March 2006	30 June 2006	30 Sept 2006	31 Dec 2006	31 March 2007
Foreign investors (mainly institutional)	58.2	58.6	57.5	57.5	58.6	58.1
OMV	10.0	10.0	10.0	10.0	10.0	10.0
BNP Paribas	6.9	7.0	8.6	8.2	8.2	8.3
Magnolia	0.0	5.5	5.5	5.5	5.5	5.5
ÁPV Zrt. (Hungarian State Privatisation and Holding Company)	11.7	11.7	1.7	1.7	0.0	0.0
Domestic institutional investors	4.0	3.9	4.9	4.8	5.2	5.1
Domestic private investors	2.4	2.0	1.8	2.3	2.5	3.0
MOL Plc. (treasury shares)	6.8	1.3	10.0	10.0	10.0	10.0

On 7 September 2006, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 108,985,250,578 to HUF 109,330,376,578 as part of the convertible bond programme approved by the EGM held on 1 September 2003. On 22 September 2006, the Court of Registration registered the capital increase.

According to the Share Register, only 4 shareholders had more than 5% influence in MOL Plc. on 31 March 2007: The Bank of New York, the depository bank for MOL's DR programme, which had 8.3%, OMV having 10 %, BNP Paribas having 9.3 %, and Magnolia having 6.2% influence in MOL. Please note that influence is calculated as the number of shares held to total shares less treasury stock. Furthermore, according to the Articles of Association, influence is limited to 10% for any single shareholder group. The Bank of New York, as the depositary bank for MOL's DR programme does not qualify as a shareholder group for the purpose of influence.

On 13 September 2004, "The Capital Group Companies, Inc." announced that it owned 5,713,830 ordinary shares. On 16 December 2004, FMR Corporation (Fidelity) announced that its influence had increased to 5.06%, on 18 January 2006 Fidelity announced that its influence had decreased to 4.76%. On 2 June 2006, AllianceBernstein L.P. announced that its influence had increased to 5.47% (5,368,970). These changes have not been registered in the share register.

There was no treasury share transaction in this quarter so MOL owned 10,898,525 "A" series and 578 "C" series MOL shares in treasury on 31 March 2007.

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

As of January 1, 2007 László Geszti was appointed to the position of the Retail Services Division Managing Director. László Geszti was previously delegated to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. In MOL Group, László Geszti formerly held the position of Managing Director of MOL Group Refining and Marketing Division.

APPENDIX X
MOL GROUP FILLING STATIONS

MOL Group filling stations	31 March 2006	31 Dec. 2006	31 March 2007
Hungary	356	358	358
Slovakia	256	210	210
Romania	136	120	117
Austria	32	33	34
Czech Republic	30	30	30
Slovenia	10	10	10
Serbia	4	11	15
Poland	21	0	0
Other markets	0	0	0
Total MOL Group filling stations	**845**	**772**	**774**

END